                                        Filed pursuant to Rule 424(b)(4)
                                        Registration Statement No. 333-29073

PROSPECTUS

                                3,370,000 Shares

                                      LOGO

                                  Common Stock
                         -----------------------------

     Of the 3,370,000 shares of Common Stock offered, 2,620,000 shares are being offered hereby in the United States and Canada (the "U.S. Offering") and 750,000 shares are being offered in a concurrent international offering outside the United States and Canada (the "International Offering"), subject to transfers of shares between the U.S. Underwriters and International Underwriters (collectively, the "Underwriters"). The initial public offering price and the aggregate underwriting discount per share are identical for both offerings. The closing of the U.S. Offering and International Offering are conditioned upon each other. See "Underwriting."
     Of the 3,370,000 shares of Common Stock offered, 3,250,000 shares are being sold by SCM Microsystems, Inc. (the "Company") and 120,000 shares are being sold by certain selling stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.
     Prior to this offering, there has been no public market for the Common Stock of the Company. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "SCMM" and for listing on the Neuer Markt of the Frankfurt Stock Exchange. See "Underwriting" for information relating to the determination of the initial public offering price.
                         -----------------------------

                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" BEGINNING ON PAGE 6 HEREOF.

                         -----------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==========================================================================================================
                                                                                            Proceeds to
                                    Price to         Underwriting        Proceeds to          Selling
                                     Public          Discount (1)        Company (2)       Stockholders
----------------------------------------------------------------------------------------------------------
Per Share.....................       $13.00              $0.91             $12.09             $12.09
Total (3).....................     $43,810,000        $3,066,700         $39,292,500        $1,450,800
==========================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses, estimated at $1,170,000, payable by the Company.

(3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 505,500 additional shares of Common Stock at the Price to Public less the Underwriting Discount to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company, and Proceeds to Selling Stockholders will be $50,381,500, $3,526,705, $45,403,995, and $1,450,800, respectively. See
    "Underwriting."

                         -----------------------------

     The Common Stock is offered by the several Underwriters named herein when, as and if received and accepted by them, subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates for such shares will be made at the offices of Cowen & Company, New York, New York, on or about October 10, 1997.

COWEN & COMPANY                                                HAMBRECHT & QUIST

October 6, 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMPANY'S COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus.

     Except as set forth in the Consolidated Financial Statements or as otherwise indicated, all information in this Prospectus assumes: (i) the conversion of all of the Company's outstanding shares of Preferred Stock into shares of Common Stock effective upon the closing of this offering (the "Automatic Conversion"); (ii) the sale to Gemplus of 200,000 shares of Common Stock at $9.00 per share in a private placement that will close concurrently with this offering (the "Directed Placement") and (iii) that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     SCM Microsystems designs, develops and sells standards-compliant hardware, firmware and software products and technologies used in smart card and other token-based network security and conditional access systems. The Company's objective is to leverage its expertise in Personal Computer Memory Card Industry Association ("PCMCIA") peripheral products and smart card technologies, and its extensible, upgradeable smart card token-based security architecture, to capitalize on the growing demand for data and network security and the need to control access to digital information. The Company sells security and access products which include SwapBox PC Card adapters, SwapSmart smart card readers, SwapAccess DVB-CAM modules and its SmartOS universal smart card interface architecture. The Company sells security and access products to original equipment manufacturers ("OEMs") such as computer, telecommunication and digital video broadcasting ("DVB") component and system manufacturers. The Company markets, sells and licenses its products through a direct sales and marketing organization primarily to OEMs and also through distributors, value-added resellers ("VARs"), system integrators and resellers worldwide. OEM customers include Compaq, Dell, France Telecom, IBM, Kirch Group (BetaDigital), Schlumberger, Security Dynamics, Siemens/Nixdorf, Sun Microsystems and Telenor.

     The Company addresses the needs of the enterprise data security and electronic commerce market by: (i) securing data before it is transmitted across LANs, public switched networks or the Internet; (ii) providing a range of products that enable smart cards to be read through standard PCMCIA slots thus bridging the gap between smart cards and PCs, network computers and other devices; and (iii) employing an open-systems, remotely upgradeable architecture that provides compatibility across a range of hardware platforms and software environments. The Company addresses the needs of the conditional access market by providing smart card-based Digital Video Broadcast -- Conditional Access Module ("DVB-CAM") products that: (i) adhere to the European DVB-Common Interface ("DVB-CI") standard and the United States "NRSS-B" standard promulgated by the National Renewable Security Standards Committee of the Society of Cable and Telecommunication Engineers; (ii) include real time, high-bandwidth video decryption capabilities within the reader which can be unlocked by smart card tokens, which by themselves are not capable of decrypting digital video data at the rate required for DVB; and (iii) incorporate read/write capabilities that permit DVB content and service providers to perform a virtually no-cost upgrade of users' access rights as new products and services are developed and introduced and as users' subscription desires change.

     With the increasing proliferation and reliance upon digital data, data security has become a paramount concern of businesses, government, educational institutions and consumers. Whether the issue is controlling access to proprietary or confidential information such as business data or health records, or attempting to limit access to digital video broadcasts to paying subscribers, content providers, network and data managers and users of digital data are concerned with controlling access to data and maintaining data security.

     From the Company's inception through 1994, the Company focused on PCMCIA peripheral products, including flash memory and fax/modem devices. In 1994, the Company began emphasizing security and access products. The Company made the final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing its exit from this business. As a result of the Company's shift in product focus, net sales of security and access products increased from 22.1% of total net sales in 1994 to 77.3% of total net sales in 1996. The Company has formed strategic relationships, including technology sharing agreements, with a number of key industry players such as France Telecom, Gemplus, Intel and Telenor. In addition, Intel and Telenor made equity investments in the Company of $2.0 million and $5.5 million, respectively, in early 1997.

     The Company was originally formed in 1990 as a German corporation, and in 1993 the Company merged with two affiliated companies. The Company reincorporated in Delaware in December 1996. The Company maintains headquarters in Los Gatos, California and Pfaffenhofen, Germany. The address of the Company's principal United States office is located at 131 Albright Way, Los Gatos, California 95032 and its telephone number is (408) 370-4888. Unless otherwise indicated or the context otherwise requires, references to "SCM Microsystems" or the "Company" should be deemed to be references to SCM Microsystems, Inc., its German predecessor and its consolidated subsidiaries.

                                  THE OFFERING

Common Stock offered by the Company............   3,250,000 shares
Common Stock offered by Selling Stockholders...     120,000 shares
                                                 ------------------
          Total................................   3,370,000 shares
Common Stock offered in U.S. Offering..........   2,620,000 shares
Common Stock offered in International
  Offering.....................................     750,000 shares
                                                 ------------------
          Total................................   3,370,000 shares

Common Stock to be outstanding after the
  offerings....................................  10,115,243 shares(1)

Use of proceeds................................  For repayment of indebtedness and general corporate purposes, including working capital
                                                 and capital expenditures. See "Use of
                                                 Proceeds."

Nasdaq National Market symbol..................  SCMM

     The Common Stock has been approved for listing on the Neuer Markt of the Frankfurt Stock Exchange.
---------------

(1) Excludes: (i) 665,926 shares of Common Stock issuable upon exercise of stock options outstanding as of June 30, 1997 at a weighted average exercise price of $3.87 per share; (ii) 189,191 shares of Common Stock and Preferred Stock subject to warrants outstanding as of June 30, 1997 at an exercise price of $5.72 per share and (iii) 814,000 shares of Common Stock issuable upon exercise of stock options and warrants issued subsequent to June 30, 1997 at a weighted average exercise price of $11.73 per share. See
    "Management -- Employee Stock Plans" and Notes 4 and 11 of Notes to Consolidated Financial Statements.

     "SwapBox," "SwapSmart," "SwapAccess" and "SmartOS" are trademarks of the Company. This Prospectus also contains trademarks of other companies.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      SIX MONTHS
                                                  YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                           -------------------------------------   -----------------
                                            1993      1994      1995      1996      1996      1997
                                           -------   -------   -------   -------   -------   -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Net sales(1):
     Security and access products........  $    --   $ 1,426   $12,520   $16,628   $ 5,789   $ 9,820
     PCMCIA peripheral products..........    2,379     5,020     5,546     4,892     2,724       163
                                           -------   -------   -------   -------   -------   -------
          Total net sales................    2,379     6,446    18,066    21,520     8,513     9,983
                                           -------   -------   -------   -------   -------   -------
  Gross profit...........................      600     1,359     2,295     6,640     2,342     3,857
  Operating expenses.....................    1,601     2,966     4,895     7,620     3,496     4,564
                                           -------   -------   -------   -------   -------   -------
  Loss from operations...................   (1,001)   (1,607)   (2,600)     (980)   (1,154)     (707)
  Net loss...............................   (1,096)   (1,868)   (2,926)   (1,110)   (1,246)     (410)
  Accretion on redeemable convertible
     preferred stock.....................       --        --      (139)     (287)     (143)     (478)
                                           -------   -------   -------   -------   -------   -------
  Net loss applicable to common
     stockholders........................  $(1,096)  $(1,868)  $(3,065)  $(1,397)  $(1,389)  $  (888)
                                           =======   =======   =======   =======   =======   =======
  Pro forma net loss per common
     share(2)............................                                $ (0.25)            $ (0.13)
                                                                         =======             =======
  Shares used to determine pro forma net
     loss per common share(2)............                                  5,272               7,018
                                                                         =======             =======

                                                                            JUNE 30, 1997
                                                                      --------------------------
                  CONSOLIDATED BALANCE SHEET DATA:                    ACTUAL      AS ADJUSTED(3)
                                                                      -------     --------------
  Cash and cash equivalents.........................................  $10,942        $ 48,528
  Working capital...................................................   13,694          53,617
  Total assets......................................................   20,665          58,251
  Redeemable convertible preferred stock............................   21,781              --
  Total stockholders' equity (deficit)..............................   (7,223)         54,481

---------------

(1) Through 1994, the Company focused on PCMCIA peripheral products, including flash memory and fax/modem devices. In 1994, the Company began to shift its focus away from these products toward security and controlled access products. The Company made the final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing its exit from this business.

(2) Share and per share information gives pro forma effect to the Automatic Conversion. See Notes 1, 4 and 10 of Notes to Consolidated Financial Statements.

(3) Adjusted to reflect the sale of 3,250,000 shares of Common Stock offered by the Company (after deducting the underwriting discounts and estimated offering expenses payable by the Company) and the application of the estimated net proceeds therefrom, the Automatic Conversion and the Directed Placement. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All forward-looking statements in this Prospectus are based on information available to the Company on the date hereof and assumptions which the Company believes are reasonable, and the Company assumes no obligation to update any such forward-looking statements. These forward-looking statements involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides safe harbors for certain forward-looking statements. The Reform Act, by its terms, does not apply to initial public offerings. Nonetheless, in evaluating the Company's business, prospective investors should consider carefully the following factors in addition to the other information set forth in this Prospectus.

HISTORY OF OPERATING LOSSES; POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS; SEASONALITY

     Although the Company was profitable for the fiscal quarters ended September 30, 1996 and December 31, 1996, the Company incurred a net loss of $410,000 for the six months ended June 30, 1997 and net operating losses on an annual basis since its inception in 1993. As of June 30, 1997, the Company had an accumulated deficit of $8.9 million. In view of the Company's loss history, there can be no assurance that the Company will be able to achieve or sustain profitability on an annual or quarterly basis in the future.

     The Company's quarterly operating results have in the past varied and may in the future vary significantly. Factors affecting operating results include: the level of competition; the size, timing, cancellation or rescheduling of significant orders; market acceptance of new products and product enhancements; new product announcements or introductions by the Company or its competitors; adoption of new technologies and standards; changes in pricing by the Company or its competitors; the ability of the Company to develop, introduce and market new products and product enhancements on a timely basis, if at all; hardware component costs and availability, particularly with respect to hardware components obtained from sole or limited source suppliers; the Company's success in expanding its sales and marketing organization and programs; technological changes in the market for digital information security products; levels of expenditures on research and development; foreign currency exchange rates; and general economic trends. In addition, because a high percentage of the Company's operating expenses are fixed, a small variation in revenue can cause significant variations in operating results from quarter to quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company has experienced significant seasonality in its business, and the Company's business and operating results are likely to be affected by seasonality in the future. The Company has typically experienced higher net sales in the third quarter and fourth quarter of each calendar year followed by lower net sales and operating income in the first quarter and second quarter of the following year. The Company believes that this trend has been principally due to budgeting requirements of the U.S. government which influence the purchasing patterns of OEMs which supply PCs and workstations incorporating the Company's data security products to the U.S. government. The Company expects that as sales of its DVB products, which are currently sold to OEMs mainly in Europe for the consumer market, begin to represent a larger percentage of net sales, the seasonality that the Company experiences may be further exacerbated as these sales are likely to be strongest in the fourth quarter of the year.

     Initial sales of the Company's products to a new customer typically involve a sales cycle which can range from six to nine months during which the Company may expend substantial financial resources and management time and effort with no assurance that a sale will ultimately result. The length of the sales cycle may vary depending on a number of factors over which the Company may have little or no control, including product and technical requirements, and the level of competition which the Company encounters in its selling activities. Any delays in the sales cycle for new customers could have a material adverse effect on the Company's business and operating results.

     Based upon the factors enumerated above, the Company believes that its operating results may vary significantly in future periods and that historical results are not reliable indicators of future performance. It is likely that, in some future quarter or quarters, the Company's operating results will be below the expectations of stock market analysts and investors. In such event, the market price of the Company's Common Stock could decline significantly. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

DEPENDENCE ON EMERGING PRODUCT MARKETS; UNCERTAINTY OF MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS

     From the Company's inception through 1994, the Company focused on PCMCIA peripheral products, including flash memory and fax/modem devices. In 1994, the Company began emphasizing security and access products. The Company made the final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing its exit from this business. As a result of the Company's strategic shift in product focus, the proportion of security and access product sales increased from 22.1% of total net sales in 1994 to 77.3% of total net sales in 1996. The Company's net sales are now and will continue to be dependent upon the success of its security and access products.

     The Company's future growth and operating results will depend to a large extent on the successful marketing and commercial viability of the Company's security and access product families. Each of these product families addresses needs in different emerging markets. Smart card token-based security applications are able to provide protection from unauthorized access to digital information. The Company believes that smart cards are ideally suited to serve as tokens for network and electronic commerce security. Accordingly, the Company's SwapBox and SwapSmart product families are designed to provide smart card token-based security for PCs. However, there can be no assurance that the smart card will become the industry standard for network and electronic commerce security applications. The Company's DVB product family provides a means of controlling access to digital television broadcasts. The Company's SwapAccess DVB-CAM product implements the DVB-CI and NRSS-B standards. To date, the Company's DVB-CAM product has been implemented in a relatively limited number of DVB set-top boxes in Europe. Although the Company believes that the DVB-CI standard will eventually become the European standard for DVB conditional access applications, there can be no assurance that the standard will be adopted, that the European DVB market will further develop or that even if such standard is adopted and the market further develops, the Company's DVB-CAM products will be widely adopted. Furthermore, the market for DVB products in the United States has only recently begun to develop. While the NRSS Committee has proposed the NRSS-B standard for use in the United States, there can be no assurance that this standard will be adopted as currently proposed or at all. Moreover, even if this or another standard is adopted, there can be no assurance whether, or to what extent, the United States DVB market will grow. In addition, the substantial installed base of analog set-top boxes in the United States may cause the market for DVB products in general, and the Company's SwapAccess products in particular, to grow slower than expected, if at all.

     If the market for the products described above or any of the Company's other products fails to develop or develops more slowly than expected or if any of the standards supported by the Company do not achieve or sustain market acceptance, the Company's business and operating results would be materially and adversely affected. See "-- Competition."

DEPENDENCE ON SALES TO OEMS

     A substantial majority of the Company's products are intended for use as components or subsystems in systems manufactured and sold by third party OEMs. In 1996, almost all of the Company's sales were to OEMs and the Company expects this dependence on OEM sales to continue. In 1996, sales to IBM accounted for 12% of total net sales, sales to BetaDigital (a division of the Kirch Group) accounted for 11% of total net sales and sales to the Company's top 10 customers (all of which are OEMs) accounted for 55.0% of total net sales. In order for an OEM to incorporate the Company's products into its systems, the Company must demonstrate that its products provide significant commercial advantages to OEMs over competing products. There can be no assurance that the Company can successfully demonstrate such advantages or that the Company's products will continue to provide any advantages. Moreover, even if the Company is able to demonstrate such advantages, there can be no assurance that OEMs will elect to incorporate the Company's products into their current or future systems. Further, the business strategies and manufacturing practices of the Company's OEM customers are subject to change and any such change may result in decisions by the customers to decrease their purchases of the Company's products, seek other sources for products currently manufactured by the Company or manufacture these products internally. The Company's OEM customers may also seek price concessions from the Company. Failure of OEMs to incorporate the Company's products into their systems, the failure of such OEMs' systems to achieve market acceptance or any other event causing a decline in the Company's sales to OEMs would have a material adverse effect on the Company's business and operating results. See "Business -- Customers and Applications."

DEPENDENCE ON SALES TO GOVERNMENT CONTRACTORS

     Approximately 50.6% and 39.2% of the Company's net sales during 1995 and 1996, respectively, were derived from sales of the Company's SwapBox product for use by the U.S. government, all of which were made under contracts between the Company and major OEMs that sell PCs to the United States Department of Defense (the "DoD"). The Company believes that indirect sales to the DoD are subject to a number of significant uncertainties, including timing and availability of funding, unforeseen changes in the timing and quantity of government orders and the competitive nature of government contracting generally. Furthermore, the DoD has been reducing total expenditures over the past few years in a number of areas and there can be no assurance that such funding will not be reduced in the future. In addition, there is no assurance that the Company will be able to modify existing products or develop new products that will continue to meet the specifications of OEM suppliers to the DoD. A significant loss of indirect sales to the U.S. government would have a material adverse effect on the Company's business and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON DEVELOPMENT OF INDUSTRY RELATIONSHIPS

     The Company is party to collaborative arrangements with a number of corporations and is a member of key industry consortia. The Company has formed strategic relationships, including technology sharing agreements, with a number of key industry players such as Intel, France Telecom and Telenor. In addition, Intel and Telenor made equity investments in the Company of $2.0 million and $5.5 million, respectively, in early 1997. The Company evaluates, on an ongoing basis, potential strategic alliances and intends to continue to pursue such relationships. The Company's future success will depend significantly on the success of its current arrangements and its ability to establish additional arrangements. There can be no assurance that these arrangements will result in commercially successful products. See "Business -- Collaborative Industry Relationships."

COMPETITION

     The market for digital data security and access control products is intensely competitive and characterized by rapidly changing technology. The Company believes that competition in this market is likely to intensify as a result of increasing demand for security products. The Company currently experiences competition from a number of sources, including: (i) ActionTec, Carry Computer Engineering, Greystone and Litronics in PC Card adapters; (ii) Gemplus, Hitachi and Toshiba in smart card readers and universal smart card reader interfaces; and (iii) Gemplus in DVB-CAM modules. The Company also experiences indirect competition from certain of its customers which currently offer alternative products or are expected to introduce competitive products in the future. The Company may in the future face competition from these and other parties including new entrants, such as Motorola, that develop digital information security products based upon approaches similar to or different from those employed by the Company. In addition, there can be no assurance that the market for digital data security and access control products will not ultimately be dominated by approaches other than the approach marketed by the Company.

     Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than the Company, and as a result, may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements, or may be able to devote greater resources to the development, promotion and sale of products, or to deliver competitive products at a lower end user price. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on the Company's business and operating results.

     The Company believes that the principal competitive factors affecting the market for digital data security products include: the extent to which products support industry standards and provide interoperability; technical features; ease of use; quality/reliability; level of security; strength of distribution channels; and price. There can be no assurance that the Company will be able to compete as to these or other factors or that competitive pressures faced by the Company will not materially and adversely affect its business and operating results.

MANAGEMENT OF GROWTH

     The Company's business has grown substantially in recent periods, with net sales increasing from $6.4 million in 1994 to $21.5 million in 1996. The growth of the Company's business has placed a significant strain on the Company's management and operations. In addition, a number of key members of the Company's management, including its President and Chief Executive Officer, Chief Financial Officer, Vice President-Operations, and Vice President-Marketing have joined the Company within the past 13 months. Furthermore, in 1993 the Company commenced operations in North America which included the establishment of a U.S. management team. As a result, the Company has a limited operating history under its current U.S. management. In addition, the number of employees has grown from 50 at December 31, 1995 to 72 as of June 30, 1997. If the Company is successful in achieving its growth plans, such growth is likely to place a significant burden on the Company's operating and financial systems, resulting in increased responsibility for senior management and other personnel within the Company. There can be no assurance that the Company's existing management or any new members of management will be able to augment or improve existing systems and controls or implement new systems and controls in response to anticipated future growth. The Company's failure to do so could have a material adverse effect on the Company's business and operating results. See "-- Dependence on Key Personnel; Ability to Recruit Personnel," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTEGRATION OF GLOBAL LOCATIONS

     The Company's U.S. headquarters are located in Los Gatos, California, its European headquarters are located in Pfaffenhofen, Germany, and its research and development facilities are located in Erfurt, Germany and La Ciotat, France. In addition, a significant portion of the Company's contract manufacturing occurs in Singapore. Operating in diverse geographic locations imposes a number of risks and burdens on the Company, including the need to manage employees and contractors from diverse cultural backgrounds and who speak different languages, and difficulties associated with operating in a number of time zones. Although the Company seeks to mitigate the difficulties associated with operating in diverse geographic locations through the extensive use of electronic mail and teleconferencing, there can be no assurance that it will not encounter unforeseen difficulties or logistical barriers in operating in diverse locations. Furthermore, operations in widespread geographic locations require the Company to implement and operate complex information systems that are capable of providing timely information which can readily be consolidated. Although the Company believes that its information systems are adequate, the Company may in the future have to implement new information systems. Implementation of such new information systems may be costly and may require training of personnel. Any failure or delay in implementing these systems, procedures and controls on a timely basis, if necessary, or in expanding these areas in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business and operating results.

PROPRIETARY TECHNOLOGY AND INTELLECTUAL PROPERTY

     The Company's success depends significantly upon its proprietary technology. The Company currently relies on a combination of patent, copyright and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company generally enters into confidentiality and non-disclosure agreements with its employees and with key vendors and suppliers. The Company's SwapBox trademark is registered in the United States, and the SwapSmart trademark is the subject of an allowed, pending application. The Company will continue to evaluate the registration of additional trademarks as appropriate. The Company currently has one U.S. patent issued, six U.S., one French and one Japanese patent applications pending, and exclusive licenses under four other U.S. patents associated with its products. Furthermore, the Company intends to obtain an exclusive license from one of its employees to five other patents relating to its products. There can be no assurance that any new patents will be issued, that the Company will develop proprietary products or technologies that are patentable, that any issued patent will provide the Company with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have a material adverse effect on the Company's business.

     There has also been substantial litigation in the technology industry regarding intellectual property rights, and litigation may be necessary to protect the Company's proprietary technology. The Company has from time to time received claims that it is infringing upon third parties' intellectual property rights, and there can be no assurance that third parties will not in the future claim infringement by the Company with respect to current or future products, patents, trademarks or other proprietary rights. In April 1997, Gemplus served the Company with a complaint alleging that the Company's SwapSmart product infringes certain claims of a French patent held by Gemplus. Although such dispute was settled on terms acceptable to the Company, there can be no assurance that future disputes with third parties will not arise nor that any such disputes can be resolved on terms acceptable to the Company. In addition, a third party has alleged that the Company has infringed the third party's trademarks and engaged in unfair competition. See "Business -- Legal Proceedings." The Company expects that companies in the computer and digital information security market will increasingly be subject to infringement claims as the number of products and competitors in the Company's target markets grows. Any such claims or litigation may be time-consuming and costly, cause product shipment delays, require the Company to redesign its products or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business and operating results. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information and software that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect proprietary and intellectual property rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary and intellectual property rights will be adequate or that the Company's competitors will not independently develop similar technology, duplicate the Company's products or design around patents issued to the Company or other intellectual property rights of the Company.

DEPENDENCE ON CONTRACT AND OFFSHORE MANUFACTURING; LIMITED NUMBER OF SUPPLIERS OF KEY COMPONENTS

     The Company has implemented a global sourcing strategy that it believes will enable it to achieve greater economies of scale, improve gross margins and maintain uniform quality standards for its products. The Company currently sources its products through three contract manufacturers in Europe and Asia. In the event any of the Company's contract manufacturers are unable or unwilling to continue to manufacture the Company's products, the Company may have to rely on other current manufacturing sources or identify and qualify new contract manufacturers. In this regard, one of the Company's contract manufacturers has recently been involved in bankruptcy proceedings and may be unable to continue manufacturing the Company's products. In the event that such manufacturer (or any other key supplier) were unable to meet the Company's requirements, there can be no assurance that the Company would be able to identify or qualify new contract manufacturers in a timely manner or that such manufacturers would allocate sufficient capacity to the Company in order to meet its requirements. Any significant delay in the Company's ability to obtain adequate supplies of its products from its current or alternative sources would materially and adversely affect the Company's business and operating results.

     In an effort to reduce manufacturing costs, the Company has shifted volume production of many components of its products to Singapore. The Company is currently considering shifting the production of other components of its products to other suppliers in Europe or Asia. Difficulties encountered in transferring production may have a disruptive effect on the Company's manufacturing process and increase overall production costs. Due to the substantial concentration of the Company's manufacturing operations in Singapore, a disruption of operations at its contractor's facilities in Singapore could have a material adverse effect on the Company's business and operating results. Foreign manufacturing is subject to a number of risks, including transportation delays and interruptions, difficulties in staffing, currency fluctuations, potentially adverse tax consequences and unexpected changes in regulatory requirements, tariffs and other trade barriers, and political and economic instability.

     The Company relies upon a limited number of suppliers of several key components utilized in the assembly of the Company's products. For example, the Company purchases many of the components for use in its SwapSmart and SwapBox products from Intellicard Systems, a Singapore-based supplier, and mechanical components for use in its smart card reader product exclusively from Stocko, a German-based supplier. The Company's reliance on sole source suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, price increases, late deliveries and poor component quality. Although to date the Company has been able to purchase its requirements of such components, there can be no assurance that the Company will be able to obtain its full requirements of such components in the future or that prices of such components will not increase. In addition, there can be no assurance that problems with respect to yield and quality of such components and timeliness of deliveries will not occur. Disruption or termination of the supply of these components could delay shipments of the Company's products and could have a material adverse effect on the Company's business and operating results. Such delays could also damage relationships with current and prospective customers. See "Business -- Manufacturing."

DEPENDENCE ON NEW PRODUCTS; RAPID TECHNOLOGICAL CHANGE

     The markets for the Company's products are characterized by rapid technological change, changing customer needs, frequent new product introduction and evolving industry standards and short product lifecycles. The introduction by the Company or its competitors of products embodying new technologies and the emergence of new industry standards could render the Company's existing products obsolete and unmarketable. Therefore, the Company's future success will depend upon its ability to successfully develop and to introduce on a timely and continuous basis new and enhanced products that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. The timing and success of product development is unpredictable due to the inherent uncertainty in anticipating technological developments, the need for coordinated efforts of numerous technical personnel and the difficulties in identifying and eliminating design flaws prior to product release. Any significant delay in releasing new products could have a material adverse effect on the ultimate success of a product and other related products and could impede continued sales of predecessor products, any of which could have a material adverse effect on the Company's business and operating results. There can be no assurance that the Company will be able to introduce new products on a timely basis, that new products introduced by the Company will achieve any significant degree of market acceptance or that any such acceptance will be sustained for any significant period. Failure of new products to achieve or sustain market acceptance could have a material adverse effect on the Company's business and operating results. See
"Business -- Research and Development."

RISKS OF INTERNATIONAL SALES; CURRENCY FLUCTUATIONS

     The Company was originally a German corporation and continues to conduct a substantial portion of its business in Europe. Approximately 82.5%, 49.0%, 52.5% and 69.0% of the Company's revenues in 1994, 1995, 1996 and the six months ended June 30, 1997, respectively, were derived from customers located outside the United States. Because a significant number of the Company's principal customers are located in other countries, the Company anticipates that international sales will continue to account for a significant portion of its revenues. As a result, a significant portion of the Company's sales and operations may continue to be subject to certain risks, including tariffs and other trade barriers, difficulties in staffing and managing disparate branch operations, currency exchange risks and exchange controls and potential adverse tax consequences. These factors may have a material adverse effect on the Company's business and operating results.

     As a result of the Company's multinational operations and sales, the Company's operating results are subject to significant fluctuations based upon changes in the exchange rates of certain currencies, particularly the German mark, in relation to the U.S. dollar. The Company does not currently engage in hedging activities with respect to its foreign currency exposure. Although management will continue to monitor the Company's exposure to currency fluctuations, and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's business and operating results. In the future, the Company could be required to denominate its product sales in other currencies, which would make the management of currency fluctuations more difficult and expose the Company to greater risks in this regard. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PRODUCT LIABILITY RISKS

     Customers rely on the Company's token-based security products to prevent unauthorized access to their digital content. A malfunction of or design defect in the Company's products could result in tort or warranty claims. Although the Company attempts to reduce the risk of exposure from such claims through warranty disclaimers and liability limitation clauses in its sales agreements and by maintaining product liability insurance, there can be no assurance that such measures will be effective in limiting the Company's liability for any such damages. Any liability for damages resulting from security breaches could be substantial and could have a material adverse effect on the Company's business and operating results. In addition, a well-publicized actual or perceived security breach involving token-based security systems could adversely affect the market's perception of token-based security products in general, or the Company's products in particular, regardless of whether such breach is attributable to the Company's products. This could result in a decline in demand for the Company's products, which would have a material adverse effect on the Company's business and operating results.

DEPENDENCE ON KEY PERSONNEL; ABILITY TO RECRUIT PERSONNEL

     The Company's future performance depends in significant part upon the continued service of Robert Schneider, the Company's Chairman of the Board, Steven Humphreys, the Company's President and Chief Executive Officer, and Bernd Meier, the Company's Chief Operations Officer, as well as its other key technical and senior management personnel. The Company provides compensation incentives such as bonuses, benefits and option grants (which are typically subject to vesting over four years) to attract and retain qualified employees. In addition, the Company's German subsidiary has entered into substantially similar employment agreements with each of Messrs. Schneider and Meier pursuant to which each serves as a Managing Director of the subsidiary. Each of the respective agreements has no set termination date, may be terminated by the subsidiary or the officer with six months notice, and provides that the officer is bound by a non-compete provision during the one-year period following his termination. Non-compete agreements are, however, generally difficult to enforce and therefore these provisions may not provide significant protection to the Company. The Company also has an employment agreement with Jean-Yves Le Roux, its Vice President, Engineering, that is terminable by either party at will. The Company does not have employment agreements with any of its other key employees and does not maintain key man life insurance on any of its employees. The loss of the services of one or more of the Company's officers or other key employees could have a material adverse effect on the Company's business and operating results. The Company believes that its future success will depend in large part on its continuing ability to attract and retain highly qualified technical and management personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key technical and management employees or that it can attract, assimilate or retain other highly qualified technical and management personnel in the future. See "Business -- Employees" and "Management."

BROAD MANAGEMENT DISCRETION IN USE OF PROCEEDS; RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

     The Company currently has no specific use planned for a substantial portion of the net proceeds from this offering. As a consequence, the Company's management will have broad discretion to allocate a large percentage of these proceeds to uses which the stockholders may not deem desirable, and there can be no assurance that the proceeds can or will yield a return. Although it currently has no present plans, agreements or commitments with respect to any material transaction, the Company could use a portion of these funds for the acquisition of complementary businesses, products and technologies.

     Future acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt and amortization of goodwill and other intangible assets, which could materially adversely affect the Company's operating results. In addition, acquisitions involve numerous risks, including: difficulties in the assimilation of the operations, products and personnel of the acquired company; the diversion of management's attention from other business concerns; risks of entering markets in which the Company has no direct prior experience; and the potential loss of key employees of both the acquired company and the Company. There can be no assurance that the Company will ever successfully complete an acquisition. See "Use of Proceeds."

CONCENTRATION OF STOCK OWNERSHIP; ANTI-TAKEOVER PROVISIONS

     Upon completion of this offering, the Company's executive officers and directors, together with their affiliates, will beneficially own approximately 23.3% of the Company's outstanding shares of Common Stock. Accordingly, these stockholders, acting together, will continue to be able to exert significant influence over matters requiring stockholder approval, including the election of the Company's directors and the approval of mergers and other change in control transactions involving the Company. See "Management," "Principal and Selling Stockholders" and "Description of Capital Stock."

     Certain provisions of the Company's Amended and Restated Certificate of Incorporation, amended Bylaws, Delaware law and the Company's indemnification agreements with its officers and directors may be deemed to have an anti-takeover effect. Such provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in that stockholder's best interests, including attempts that might result in a premium over the market price for the shares held by stockholders.

     The Company's Board of Directors may issue additional shares of Common Stock or establish one or more classes or series of Preferred Stock, having the number of shares (up to 10,000,000), designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as determined by the Board of Directors without stockholder approval. The foregoing provisions give the Board of Directors, acting without stockholder approval, the ability to prevent, or render more difficult or costly, the completion of a takeover transaction that stockholders might view as being in their best interests. The Company's Amended and Restated Certificate of Incorporation and Bylaws, as amended, also contain a number of provisions that could impede a takeover or change in control of the Company, including but not limited to the elimination of stockholders' ability to take action by written consent without a meeting and the elimination of cumulative voting in the election of directors.

     The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

     In addition, in connection with its listing on the Neuer Markt of the Frankfurt Stock Exchange, the Company will be required to comply with the German Takeover Code (the "German Code"). The German Code regulates mergers, consolidations and tender offers ("Public Offers"), and requires companies seeking to make a Public Offer to inform the German regulatory authorities and the public of the offer, to provide certain disclosure to the target company's stockholders, to generally treat stockholders equally in an offer, and to comply with certain other procedural requirements. In addition, the German Code gives broad authority to the German regulatory authorities to interpret the German Code and to review and regulate specific Public Offers. Compliance with the German Code could have the effect of delaying, deterring or preventing a tender offer or takeover attempt that a stockholder might consider to be in that stockholder's best interests, including attempts that might result in a premium over the market price for the shares held by stockholders.

     The Company licenses certain technology from a third party pursuant to a license that is not transferable by the Company without the prior written consent of the third party. This provision may prohibit the transfer of such technology in a merger or consolidation of the Company with another company. As a result, this provision may have the effect of discouraging or preventing an acquisition of the Company.

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this offering there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the offering. The initial offering price will be determined by negotiation between the Company and the Underwriters based upon several factors, and may not be indicative of future market prices. See "Underwriting." The trading price of the Company's Common Stock could be subject to wide fluctuations in response to a number of factors, including quarterly variations in operating results, announcements of technological innovations or new products, applications or product enhancements by the Company or its competitors, changes in financial estimates by securities analysts and other events. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Common Stock in the public market after this offering could adversely affect the market price of the Company's Common Stock and could impair the Company's ability to raise capital through the sale of equity or equity-related securities. Upon completion of this offering, the Company will have outstanding 10,115,243 shares of Common Stock, assuming no further exercise of options or warrants outstanding as of June 30, 1997. Of these shares, the 3,370,000 shares offered hereby (3,875,500 shares if the Underwriters' overallotment options are exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below. The remaining 6,745,243 shares of Common Stock outstanding upon completion of this offering are "restricted securities" as that term is defined in Rule 144. Of the restricted securities, 57,618 shares will be eligible for immediate sale upon commencement of this offering and an additional 31,126 shares will become eligible for sale beginning 90 days after commencement of this offering. Upon expiration of certain lock-up agreements (which occurs on the date 180 days after commencement of this offering), an aggregate of 4,377,560 shares will become eligible for sale pursuant to Rule 144 or Rule 701 under the Securities Act, and 2,278,939 additional shares will become eligible for sale thereafter under Rule 144. See "Shares Eligible for Future Sale." Holders of an aggregate of 6,278,947 shares will have the right to require the Company to register such shares for sale under the Securities Act. See "Description of Capital Stock -- Registration Rights."

IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price is substantially higher than the net tangible book value per share of Common Stock. At the initial offering price of $13.00 per share, investors purchasing shares in this offering will incur immediate dilution of $7.61 per share. To the extent outstanding options and warrants to purchase the Company's Common Stock are exercised, there will be further dilution to new stockholders. See "Dilution."

BENEFITS OF OFFERING TO CURRENT STOCKHOLDERS

     This offering will provide substantial benefits to the current stockholders of the Company. Consummation of this offering is expected to create a public market for the Common Stock held by the Company's current stockholders, including the Company's directors and executive officers. The Selling Stockholders, each of whom serves as an officer and director of the Company, paid approximately $18,000 for the 120,000 shares of Common Stock offered by them pursuant to this Prospectus. They will recognize a gain of approximately $1.4 million upon the sale of such Common Stock (after deducting the underwriting discount). In addition, the current stockholders paid $25.1 million for the 6,745,243 other shares of Common Stock held by them and not offered by this Prospectus. This offering will result in an unrealized gain to such stockholders of approximately $62.6 million. See "Dilution" and "Principal and Selling Stockholders."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,250,000 shares of Common Stock being offered by the Company (after deducting the underwriting discount and estimated offering expenses payable by the Company) are estimated to be approximately $38,123,000 ($44,234,000 if the Underwriters' over-allotment option is exercised in full). The Company intends to use $2.3 million of the proceeds of the offering to repay amounts owed under a term loan from a German bank. This loan is due in part on December 31, 2003 and in part on December 31, 2005 and bears interest at rates ranging from 5.0% to 6.0%. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources." The Company intends to use the remaining net proceeds for general corporate purposes, including working capital and capital expenditures. A portion of the net proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. The Company has no present plans, agreements or commitments and is not currently engaged in any negotiations with respect to any such transactions. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment grade obligations. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock or other securities. The Company is currently negotiating a new U.S. line of credit to replace its previous U.S. line of credit which expired in August 1997. The Company expects the new U.S. line of credit to require that the Company obtain the bank's prior written consent in order to declare or pay any cash dividends. The Company currently anticipates that it will retain all of its future earnings for use in the expansion and operation of its business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the total capitalization of the Company at June 30, 1997 and such capitalization adjusted give effect to the Automatic Conversion, the Directed Placement and the sale of the 3,250,000 shares of Common Stock offered by the Company (after deducting the underwriting discount and estimated offering expenses) and the application of net proceeds therefrom. See "Principal and Selling Stockholders." This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                              JUNE 30, 1997
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                          (IN THOUSANDS, EXCEPT
                                                                               SHARE DATA)
Short-term debt, including current portion of long-term debt(1)........  $ 2,337       $    --
                                                                         -------       -------
Redeemable Convertible Preferred Stock, $0.001 par value; 10,000,000 shares authorized, 3,944,495 shares issued and outstanding actual; no
  shares issued and outstanding as adjusted............................   21,781       $    --

Stockholders' equity (deficit):
  Preferred Stock, $0.001 par value; 854,038 shares issued and
     outstanding actual; no shares as adjusted.........................        1            --
  Common Stock, $0.001 par value; authorized -- 40,000,000 shares actual, and as adjusted; issued and outstanding -- 1,866,710
     shares actual and 10,115,243 shares as adjusted(2)................        2            10
  Additional paid-in capital...........................................    2,446        64,143
  Deferred compensation................................................     (188)         (188)
  Accumulated deficit..................................................   (8,903)       (8,903)
  Currency translation adjustment......................................     (581)         (581)
                                                                         -------       -------
     Total stockholders' equity (deficit)..............................   (7,223)       54,481
                                                                         -------       -------
          Total capitalization.........................................  $16,895       $54,481
                                                                         =======       =======

---------------

(1) See Note 3 of Notes to Consolidated Financial Statements.

(2) Excludes: (i) 665,926 shares of Common Stock issuable upon exercise of stock options outstanding as of June 30, 1997 at a weighted average exercise price of $3.87 per share; (ii) 189,191 shares of Common Stock and Preferred Stock subject to warrants outstanding as of June 30, 1997 at an exercise price of $5.72 per share and (iii) 814,000 shares of Common Stock issuable upon exercise of stock options and warrants issued subsequent to June 30, 1997 at a weighted average exercise price of $11.73 per share. See
    "Management -- Employee Stock Plans" and Notes 4 and 11 of Notes to Consolidated Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of the Company as of June 30, 1997 was $16,358,000 or $2.38 per common share. Pro forma net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding at that date after giving pro forma effect to the Automatic Conversion and Directed Placement. After giving effect to the sale of the 3,250,000 shares of Common Stock offered by the Company (after deduction of the underwriting discount and estimated offering expenses payable by the Company), the Company's pro forma net tangible book value at June 30, 1997 would have been $54,481,000 or $5.39 per share. This represents an immediate increase in net tangible book value to existing stockholders of $3.01 per share and an immediate dilution to new investors of $7.61 per share. The following table illustrates the per share dilution:

        Initial public offering price per share.......................          $13.00
          Net tangible book value per share as of June 30, 1997.......  $2.38
          Increase per share attributable to new investors............   3.01
                                                                        -----
        Pro forma net tangible book value per share after this
          offering....................................................            5.39
                                                                                ------
        Dilution per share to new investors...........................          $ 7.61
                                                                                ======

     The following table sets forth, on the pro forma basis described above, as of June 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by:
(i) existing stockholders and (ii) new investors (before deducting the underwriting discount and estimated offering expenses):

                                             SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                           --------------------     ---------------------       PRICE
                                             NUMBER     PERCENT       AMOUNT      PERCENT     PER SHARE
                                           -----------  -------     -----------   -------     ---------
Existing stockholders(1).................    6,865,243    67.9%     $25,090,000     37.3%      $  3.65
New investors(1).........................    3,250,000    32.1%      42,250,000     62.7%        13.00
                                             ---------   -----      -----------    -----
          Total..........................   10,115,243   100.0%     $67,340,000    100.0%
                                             =========   =====      ===========    =====

---------------

(1) Shares held and total consideration paid by existing stockholders includes 200,000 shares of Common Stock sold in the Directed Placement. Sales by Selling Stockholders in this offering will reduce the number of shares of Common Stock held by existing stockholders to 6,745,243 shares or approximately 67% of the total shares of Common Stock outstanding after this offering and will increase the number of shares held by new investors to 3,370,000 shares or approximately 33% of the total shares of Common Stock outstanding after the offering.

     The foregoing computations assume no exercise of the Underwriters' over-allotment option and no exercise of stock options outstanding at June 30, 1997. As of June 30, 1997, there were outstanding options to purchase an aggregate of 665,926 shares of Common Stock at a weighted average exercise price of $3.87 per share. Also as of June 30, 1997, there were outstanding warrants to purchase an aggregate of 189,191 shares of Common Stock and Preferred Stock at an exercise price of $5.72 per share. In addition, subsequent to June 30, 1997, the Company issued options and warrants to purchase an aggregate of 814,000 shares of Common Stock at a weighted average exercise price of $11.73 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. See "Capitalization," "Management -- Employee Stock Plans" and Notes 4 and 11 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data at December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 are derived from consolidated financial statements of the Company that have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and are included elsewhere in this Prospectus. The consolidated balance sheet data at December 31, 1994 is derived from the audited Consolidated Financial Statements of the Company that are not included herein. The consolidated statement of operations data for the year ended December 31, 1993 and the consolidated balance sheet data at December 31, 1993 are derived from unaudited Consolidated Financial Statements of the Company that are not included herein. The following selected consolidated financial data at June 30, 1997 and for the six-month periods ended June 30, 1996 and 1997 are unaudited but have been prepared on the same basis as the audited Consolidated Financial Statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, that management believes necessary for a fair presentation of the financial position and results of operations for these periods. The historical results are not necessarily indicative of the operating results to be expected in the future. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                                       SIX MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                    JUNE 30,
                                                      -------------------------------------------     -------------------
                                                       1993        1994        1995        1996        1996        1997
                                                      -------     -------     -------     -------     -------     -------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales(1):
  Security and access products....................    $    --     $ 1,426     $12,520     $16,628     $ 5,789     $ 9,820
  PCMCIA peripheral products......................      2,379       5,020       5,546       4,892       2,724         163
                                                      -------     -------     -------     -------      ------      ------
    Total net sales...............................      2,379       6,446      18,066      21,520       8,513       9,983
Cost of sales.....................................      1,779       5,087      15,771      14,880       6,171       6,126
                                                      -------     -------     -------     -------      ------      ------
Gross profit......................................        600       1,359       2,295       6,640       2,342       3,857
Operating expenses:
  Research and development........................        691       1,162       1,399       2,386       1,180       1,418
  Sales and marketing.............................        564       1,224       2,057       3,230       1,408       2,013
  General and administrative......................        346         580       1,439       2,004         908       1,133
                                                      -------     -------     -------     -------      ------      ------
    Total operating expenses......................      1,601       2,966       4,895       7,620       3,496       4,564
                                                      -------     -------     -------     -------      ------      ------
Loss from operations..............................     (1,001)     (1,607)     (2,600)       (980)     (1,154)       (707)
Interest income (expense), net....................        (95)       (261)       (337)       (304)       (148)         58
Foreign currency transaction gain.................         --          --          11         174          56         239
                                                      -------     -------     -------     -------      ------      ------
Net loss..........................................     (1,096)     (1,868)     (2,926)     (1,110)     (1,246)       (410)
Accretion on redeemable convertible preferred
  stock...........................................         --          --        (139)       (287)       (143)       (478)
                                                      -------     -------     -------     -------      ------      ------
Net loss applicable to common stockholders........    $(1,090)    $(1,868)    $(3,065)    $(1,397)    $(1,389)    $  (888)
                                                      =======     =======     =======     =======      ======      ======
Pro forma net loss per share(2)...................                                        $ (0.25)                $ (0.13)
                                                                                          =======                  ======
Shares used to determine pro forma net loss per
  share(2)........................................                                          5,272                   7,018
                                                                                          =======                  ======

                                                                     DECEMBER 31,
                                                      -------------------------------------------
                                                       1993        1994        1995        1996          JUNE 30, 1997
                                                      -------     -------     -------     -------     -------------------
                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.......................    $   115     $    70     $   739     $ 2,593           $10,942
  Working capital (deficit).......................        454         823       1,620      (1,787)          13,694
  Total assets....................................      1,829       3,452       8,143      11,459           20,665
  Long-term debt, less current portion............        503       3,027       2,147          --             --
  Redeemable convertible preferred stock..........         --          --       4,781       5,068           21,781
  Total stockholders' equity (deficit)............         19      (2,027)     (4,760)     (6,024)          (7,223)

---------------
(1) Through 1994, the Company focused on PCMCIA peripheral products, including flash memory and fax/modem devices. In 1994, the Company began emphasizing security and access products. The Company made the final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing its exit from this business.
(2) Share and per share information gives pro forma effect to the Automatic Conversion. See Notes 1, 4 and 10 of Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in this section as well as those discussed under the caption "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     SCM Microsystems designs, develops and sells standards-compliant hardware, firmware and software products and technologies used in smart card and other token-based network security and conditional access systems. The Company's objective is to leverage its expertise in PCMCIA peripheral products and smart card technologies, and its extensible, upgradeable smart card token-based security architecture, to capitalize on the growing demand for data and network security and the need to control access to digital information. The Company sells security and access products which include SwapBox PC Card adapters, SwapSmart smart card readers, SwapAccess DVB-CAM modules and its SmartOS universal smart card interface architecture. The Company sells security and access products to OEMs such as computer, telecommunication and DVB component and system manufacturers. The Company markets, sells and licenses its products through a direct sales and marketing organization primarily to OEMs and also through distributors, VARs, system integrators and resellers worldwide. OEM customers include Compaq, Dell, France Telecom, IBM, Kirch Group (BetaDigital), Schlumberger, Security Dynamics, Siemens/Nixdorf, Sun Microsystems and Telenor.

     The Company focuses on security and access products that provide secure access to digital data. The Company's security and access products are targeted at OEM computer, telecommunication and DVB component and system manufacturers. From the Company's inception through 1994, the Company focused primarily on PCMCIA peripheral products, including flash memory and fax/modem devices, which carried a significantly lower gross margin than the Company's current products. In 1994, the Company began emphasizing security and access products. The Company made the final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing its exit from this business. As a result of the Company's strategic shift in product focus, the proportion of security and access product sales increased from 22.1% of total net sales in 1994 to 77.3% of total net sales in 1996. The Company's net sales are now, and will continue to be, dependent upon the sales of the Company's security and access products.

     A substantial majority of the Company's security and access products are intended for use as components or subsystems in systems manufactured and sold by third party OEMs. In 1996, sales to IBM accounted for 12% of total net sales, sales to BetaDigital, a division of the Kirch Group, accounted for 11% of total net sales and sales to the Company's top 10 customers accounted for 55.0% of total net sales. In addition, sales of the Company's SwapBox product accounted for 62.2% and 54.4% of total net sales in 1995 and 1996, respectively. A substantial majority of the SwapBox products sold by the Company are sold to a number of major OEMs, including IBM, Dell and Packard Bell, each of which in turn supplies products, such as desktop PCs, to the DoD. The Company expects its business to continue to be substantially dependent upon sales of SwapBox products to OEMs that are supplying the DoD, although such dependence may decline as the Company expands its product lines and customer base. The Company frequently enters into contracts with OEMs which provide for shipment of certain quantities of products at specified future dates. Revenue from these contracts, as well as from other sales, is recognized upon shipment of products. The Company's dependence upon a limited number of significant customers imposes certain risks on the Company. See "Risk Factors -- Dependence on Sales to OEMs," "-- Dependence on Sales to Government Contractors" and "-- Dependence on Development of Industry Relationships."

     As a result of the Company's multinational operations and sales, the Company's operating results are subject to significant fluctuations based upon changes in the exchange rates of certain currencies, particularly the German mark, in relation to the U.S. dollar. For example, the Company's United States headquarters are located in Los Gatos, California, its international headquarters are located near Munich, Germany and its research and development facilities are located in Erfurt, Germany and La Ciotat, France. In addition, the Company sources its products from contract manufacturers located in Europe and Asia. As a result, a substantial portion of the Company's costs and expenses are denominated in currencies other than the U.S. dollar. For the year ended December 31, 1996 and the six months ended June 30, 1997, the Company's sales denominated in U.S. dollars represented approximately 54.8% and 38.5% of the Company's total net sales, respectively. The Company does not currently engage in risk management activities with respect to its foreign currency exposure. Although management will continue to monitor the Company's exposure to currency fluctuations, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's business and operating results.

     The Company experiences substantial seasonality in its business, with approximately one-third of annual net sales being realized in the first half of the year and the remaining two-thirds being realized in the second half of the year. In recent periods, this seasonality has been primarily the result of the Company's reliance on sales of its SwapBox products to OEMs that in turn are selling to U.S. government agencies. The buying pattern of U.S. government agencies tend to be substantially weighted to the third quarter and, to a somewhat lesser extent, the fourth quarter of the calendar year. The strength in net sales in the third quarter which results from the U.S. government buying patterns is somewhat offset by relatively weaker sales in Europe in the same quarter as a result of the traditional European summer vacation patterns. The Company expects that as sales of its DVB products, which are sold to OEMs mainly in Europe for the consumer market, begin to represent a larger percentage of net sales, the seasonality that the Company experiences may be further exacerbated as such sales are likely to be strongest in the fourth quarter of the year. In contrast to net sales, operating expenses tend to be spread relatively evenly across the year. As a result, the Company's operating results have tended to be weakest in first and second quarter of the year. See "-- Quarterly Results of Operations."

     In April 1997, Gemplus served the Company with a complaint alleging that the Company's SwapSmart product infringes certain claims of a French patent held by Gemplus. In September 1997, the Company entered into a license agreement and memorandum of understanding, and settled this dispute, with Gemplus. In connection with these transactions, the Company issued warrants to Gemplus to purchase up to 200,000 shares of Common Stock at an exercise price of $13.00 per share and up to 200,000 shares of Common Stock at an exercise price of $14.00 per share. The Company also agreed to sell 200,000 shares of Common Stock to Gemplus at a purchase price of $9.00 per share in the Directed Placement. The Company's general and administrative expenses for the quarter ending September 30, 1997 will include a one-time expense of approximately $500,000 in connection with the foregoing agreements, approximately $450,000 of which is non-cash consideration. See "Business -- Collaborative Industry Relationships" and
"-- Legal Proceedings."

RESULTS OF OPERATIONS

     The following table sets forth certain items from the Company's consolidated statement of operations as a percentage of total revenues for the periods indicated:

                                                                                     SIX MONTHS
                                                                                        ENDED
                                                      YEAR ENDED DECEMBER 31,         JUNE 30,
                                                     -------------------------     ---------------
                                                     1994      1995      1996      1996      1997
                                                     -----     -----     -----     -----     -----
Net sales:
  Security and access products.....................   22.1%     69.3%     77.3%     68.0%     98.4%
  PCMCIA peripheral products.......................   77.9      30.7      22.7      32.0       1.6
                                                     -----     -----     -----     -----     -----
     Total net sales...............................  100.0     100.0     100.0     100.0     100.0
                                                     -----     -----     -----     -----     -----
Cost of sales......................................   78.9      87.3      69.1      72.5      61.4
Gross profit.......................................   21.1      12.7      30.9      27.5      38.6
                                                     -----     -----     -----     -----     -----
Operating expenses:
  Research and development.........................   18.0       7.7      11.1      13.9      14.2
  Sales and marketing..............................   19.0      11.4      15.0      16.5      20.2
  General and administrative.......................    9.0       8.0       9.3      10.7      11.3
                                                     -----     -----     -----     -----     -----
     Total operating expenses......................   46.0      27.1      35.4      41.1      45.7
                                                     -----     -----     -----     -----     -----
Loss from operations...............................  (24.9)    (14.4)     (4.6)    (13.6)     (7.1)
Interest income (expense), net.....................   (4.1)     (1.9)     (1.4)     (1.7)      0.6
Foreign currency transaction gain..................    0.0       0.1       0.8       0.7       2.4
                                                     -----     -----     -----     -----     -----
Net loss...........................................  (29.0)    (16.2)     (5.2)    (14.6)     (4.1)
                                                     -----     -----     -----     -----     -----
Accretion on redeemable convertible preferred
  stock............................................     --      (0.8)     (1.3)     (1.7)     (4.8)
                                                     -----     -----     -----     -----     -----
Net loss applicable to common stockholders.........  (29.0)%   (17.0)%    (6.5)%   (16.3)%    (8.9)%
                                                     =====     =====     =====     =====     =====

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

     Net Sales. Net sales reflect the invoiced amount for goods shipped less estimated returns. Revenue is recognized upon product shipment. Net sales were $10.0 million for the first six months of 1997, compared to $8.5 million in the first six months of 1996. This increase was due primarily to increased unit sales of the Company's new DVB-CAM products. Sales of security and access products were $9.8 million in the first six months of 1997, compared to $5.8 million in the first six months of 1996, an increase of 70%, reflecting the Company's shift in product strategy toward security and access products. This increase was primarily due to the introduction of the Company's DVB-CAM products, which products were first shipped in the fourth quarter of 1996. The Company made the final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing its exit from that business.

     Gross Profit. Gross profit was $3.9 million, or 38.6% of net sales, for the first six months of 1997, compared to $2.3 million, or 27.5% of net sales, in the first six months of 1996. The increase in gross profit, both in absolute amount and as a percentage of net sales, was primarily due to the introduction of DVB-CAM products and the concurrent shift away from lower margin PCMCIA peripheral products. In addition, the Company's transition from the PCMCIA peripheral products business resulted in reduced labor requirements. The Company's gross profit has been and will continue to be affected by a variety of factors, including competition, product configuration and mix, the availability of new products and product enhancements which tend to carry higher gross profit than older products and the cost and availability of components. Accordingly, gross profits are expected to fluctuate from period to period.

     Research and Development. Research and development expenses consist primarily of employee compensation and prototype expenses. To date, the period between achieving technological feasibility and completion of software has been short, and software development costs qualifying for capitalization have been insignificant. Accordingly, to date the Company has not capitalized any software development costs. Research and development expenses were $1.4 million, or 14.2% of net sales, for the first six months of 1997, compared to $1.2 million, or 13.9% of net sales, in the prior year period. The 20.2% increase in research and development spending was due primarily to higher headcount in the Company's French facility and a rise in prototype and related expenses for the Company's DVB-CAM product. The Company believes that research and development expenses during 1997 will continue to be higher than in 1996 in absolute amount due to a higher number of personnel to support the Company's new product development and customer projects.

     Sales and Marketing. Sales and marketing expenses consist primarily of employee compensation and trade show and other marketing costs. Sales and marketing expenses were $2.0 million, or 20.2% of net sales, for the first six months of 1997, compared to $1.4 million, or 16.5% of net sales, for the first six months of 1996, an increase of 43.0%. This increase in absolute amount and as a percentage of net sales was due primarily to growth of the Company's sales and marketing headcount in the U.S. and initial promotional efforts in the Asia-Pacific region. Sales and marketing expenses in 1997 are expected to increase in absolute amount as the Company continues to expand its headcount to support a larger customer base and expanded product line.

     General and Administrative. General and administrative expenses consist primarily of compensation expenses for administrative employees. General and administrative expenses were $1.1 million, or 11.3% of net sales, for the first six months of 1997, compared to $908,000, or 10.7% of net sales in the first six months of 1996, an increase of 24.8%. General and administrative expenses increased both in absolute amount and as a percentage of net sales in the first six months of 1997 primarily as a result of an increase of administrative headcount in the Company's U.S. and German offices in support of higher levels of business activities. The Company believes general and administrative expenses in 1997 will continue to increase in absolute amount as a result of operating as a public company.

     Interest Income (Expense), Net. Interest income (expense), net consists of interest earned on invested cash, offset by interest paid or accrued on outstanding debt. Net interest income was $58,000 for the first six months of 1997, compared to a net expense of $148,000 for the first six months of 1996. During the first six months of 1997, the Company raised $12.1 million through the sale of preferred stock, and converted $4.2 million of convertible debt into preferred stock, resulting in both a reduction of outstanding debt and corresponding interest expense and an increase in investable cash balances. The Company expects to realize increased interest income in the near term as a result of investing the net proceeds of this offering.

     Income Taxes. The Company incurred operating losses in 1995 and 1996 and for the six months ended June 30, 1997, and therefore did not incur income tax obligations in such periods. As of December 31, 1996, the Company had German net operating loss carry forwards of approximately $4.6 million available to offset income from the Company's German operations for an indefinite period. In addition, the Company had net operating loss carry forwards of approximately $1.9 million and $800,000 for U.S. federal and California income tax purposes, respectively. The Company's utilization of U.S. federal net operating loss carry forwards is limited to approximately $340,000 per year. At June 30, 1997, the Company recorded a full valuation allowance to offset these deferred tax assets as management has concluded that it is more likely than not that the deferred tax assets would not be realized in the future. A future change in the Company's assessment of the likelihood of future realization of deferred tax assets could result in a reduction of the valuation allowance, a corresponding reduction in the Company's income tax expense recorded for financial statement purposes and a corresponding increase in net income. This would not, however, result in a change in actual income taxes payable by the Company in any future period. See
Note 6 to the Consolidated Financial Statements.

1996 COMPARED TO 1995

     Net Sales. Net sales were $21.5 million in 1996, compared to $18.1 million in 1995, an increase of 19.1%. This increase was due primarily to increased unit sales of certain previously existing products as well as sales of products first introduced in 1996. Sales of security and access products represented 77.3% of total net sales in 1996 compared to 69.3% in 1995, reflecting the continued shift in the Company's product strategy toward security and access products. Security and access product sales were $16.6 million in 1996 compared to $12.5 million in 1995, an increase of 32.8%. This increase resulted primarily from increased sales of SwapBox products which began shipping in 1995, as well as sales of security and access products introduced during

1996, including SwapSmart and the Company's DVB products. One customer accounted for 11% of the Company's net sales in 1996, resulting from the initial shipments of the Company's DVB-CAM products which were introduced in the fourth quarter. Accounts receivable from this customer represented 25% of the Company's total receivables as of December 31, 1996 due to the timing of shipments in the fourth quarter. All such receivables were collected during the first quarter of 1997. Consistent with the Company's shift away from PCMCIA peripheral products, sales of such products were $4.9 million in 1996, compared to $5.5 million in 1995, a decrease of 11.8%.

     Gross Profit. Gross profit was $6.6 million, or 30.9% of net sales, in 1996, compared to $2.3 million, or 12.7% of net sales, in 1995. The substantial increase in gross profit as a percentage of net sales in 1996 was primarily attributable to three factors: (i) during 1996, the Company benefited from manufacturing cost efficiencies associated with the increased sales of security and access products; (ii) as part of the continued shift in 1996 from PCMCIA peripheral products to security and access products, the Company introduced certain new security and access products during 1996 that carried higher gross margins than other products in the security and access product family; and (iii) during 1996, the Company received approximately $1.6 million in nonrecurring engineering revenues with relatively minimal cost of sales.

     Research and Development. Research and development expenses totaled $2.4 million, or 11.1% of net sales, in 1996, compared to $1.4 million, or 7.7% of net sales, in 1995. The increase in research and development spending during 1996 was primarily a result of increased headcount and development activity associated with new product introductions and the opening of the Company's research and development facility in France.

     Sales and Marketing. Sales and marketing expenses totaled $3.2 million, or 15.0% of net sales, in 1996, compared to $2.1 million, or 11.4% of net sales, in 1995. Sales and marketing expenses in 1996 in absolute amount increased primarily as a result of the costs associated with introducing several significant new products during 1996 and the higher headcount costs associated with supporting a broader base of customers and expanded line of products.

     General and Administrative. General and administrative expenses totaled $2.0 million, or 9.3% of net sales, in 1996, compared to $1.4 million, or 8.0% of net sales, in 1995. General and administrative expenses increased in absolute amount in 1996 and as a percentage of net sales primarily as a result of increasing headcount and expanded facilities associated with the overall growth in the business.

     Interest Income (Expense), Net. Interest expense was immaterial as a percentage of sales in both 1996 and 1995.

     Income Taxes. The Company incurred losses in 1995 and 1996 and therefore did not incur income tax obligations in these periods. As of December 31, 1996, the Company had deferred tax assets of approximately $2.2 million, resulting primarily from the net operating loss carryforwards.

1995 COMPARED TO 1994

     Net Sales. Net sales increased to $18.1 million in 1995, compared to $6.4 million during 1994. This increase reflected increased unit sales across the Company's product lines. Sales of security and access products and sales of PCMCIA peripheral products represented 69.3% and 30.7%, respectively, of total net sales in 1995 compared to 22.1% and 77.9%, respectively, in 1994, reflecting the shift in the Company's product strategy toward security and access products. Security and access product sales increased to $12.5 million in 1995, compared to $1.4 million in 1994. This substantial increase resulted primarily from sales of SwapBox products which began shipping in 1995. PCMCIA peripheral product sales increased to $5.5 million in 1995, compared to $5.0 million in 1994. This increase resulted primarily from the expansion in 1995 of the Company's PCMCIA peripheral product line to include fax/modem PC Cards.

     Gross Profit. Gross profit was $2.3 million, or 12.7% of net sales, in 1995, compared to $1.4 million, or 21.1% of net sales, in 1994. The substantial decrease in gross profit as a percentage of net sales in 1995 was primarily attributable to continuing price erosion for the Company's older PCMCIA peripheral products, partially offset by the somewhat better margins associated with the fax/modem product, and to relatively high manufacturing and procurement costs associated with the security access products, particularly SwapBox which was first shipped in 1995.

     Research and Development. Research and development expenses totaled $1.4 million, or 7.7% of net sales, in 1995, compared to $1.2 million, or 18.0% of net sales, in 1994. The 20.4% increase in research and development spending in 1995 was primarily due to increased headcount related to the Company's establishment of its research facility in La Ciotat, France. The decrease in research and development expenses as a percentage of net sales was due to the large increase in net sales.

     Sales and Marketing. Sales and marketing expenses totaled $2.1 million, or 11.4% of net sales, in 1995, compared to $1.2 million, or 19.0% of net sales, in 1994. Sales and marketing expenses increased in absolute amount in 1995 as the Company's headcount expanded, particularly in the United States, and as the Company expanded marketing activities in the U.S.

     General and Administrative. General and administrative expenses totaled $1.4 million, or 8.0% of net sales, in 1995, compared to $580,000, or 9.0% of net sales, in 1994. General and administrative expenses increased in absolute amount in 1995 primarily as a result of an increase in administrative personnel during 1995 to support the growth in the Company's business.

     Interest Income (Expense), Net. Interest expense was immaterial as a percentage of net sales in 1994 and 1995.

     Income Taxes. Due to the Company's operating losses, the Company did not incur income tax expense in 1994 or 1995.

QUARTERLY RESULTS OF OPERATIONS

     The following tables present certain unaudited consolidated statement of operations data for each of the four quarters in the year ended December 31, 1996 and the first two quarters of 1997, as well as such data expressed as a percentage of the Company's total net sales for the periods indicated. This data has been derived from unaudited consolidated financial statements and has been prepared on the same basis as the Company's audited Consolidated Financial Statements which appear elsewhere in this Prospectus. In the opinion of the Company's management, this data includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data.

                                                                               THREE MONTHS ENDED
                                                     -----------------------------------------------------------------------
                                                     MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,
                                                       1996         1996        1996         1996        1997         1997
                                                     ---------    --------    ---------    --------    ---------    --------
STATEMENTS OF OPERATIONS DATA (IN THOUSANDS):
Net sales:
  Security and access products....................    $ 2,811      $2,978      $ 4,927      $5,912      $ 4,202      $5,618
  PCMCIA peripheral products......................      1,446       1,278        1,073       1,095          163          --
                                                      -------     --------     -------     ------- -    -------     ------- -
    Total net sales...............................      4,257       4,256        6,000       7,007        4,365       5,618
                                                      -------     --------     -------     ------- -    -------     ------- -
Cost of sales.....................................      3,068       3,103        3,903       4,806        2,804       3,322
Gross profit......................................      1,189       1,153        2,097       2,201        1,561       2,296
                                                      -------     --------     -------     ------- -    -------     ------- -
Operating expenses:
  Research and development........................        624         556          598         608          628         790
  Sales and marketing.............................        631         777          889         933          975       1,038
  General and administrative......................        441         467          605         491          548         585
                                                      -------     --------     -------     ------- -    -------     ------- -
    Total operating expenses......................      1,696       1,800        2,092       2,032        2,151       2,413
                                                      -------     --------     -------     ------- -    -------     ------- -
Income (loss) from operations.....................       (507)       (647)           5         169         (590)       (117)
                                                      -------     --------     -------     ------- -    -------     ------- -
Interest income (expense), net....................        (25)       (123)         (70)        (86)         (28)         86
Foreign currency transaction gain.................         35          21           92          26           64         175
                                                      -------     --------     -------     ------- -    -------     ------- -
Net income (loss).................................       (497)       (749)          27         109         (554)        144
Accretion on redeemable convertible preferred
  stock...........................................        (71)        (72)         (72)        (72)        (160)       (318)
                                                      -------     --------     -------     ------- -    -------     ------- -
Net loss applicable to common stockholders........    $  (568)     $ (821)     $   (45)     $   37      $  (714)     $ (174)
                                                      =======     ========     =======     ========     =======     ========
AS A PERCENTAGE OF TOTAL NET SALES:
Net sales:
  Security and access products....................       66.0%       70.0%        82.1%       84.4%        96.3%      100.0%
  PCMCIA peripheral products......................       34.0        30.0         17.9        15.6          3.7          --
                                                        -----       -----        -----       -----        -----       -----
    Total net sales...............................      100.0       100.0        100.0       100.0        100.0       100.0
                                                        -----       -----        -----       -----        -----       -----
Cost of sales.....................................       72.1        72.9         65.1        68.6         64.2        59.1
Gross profit......................................       27.9        27.1         35.0        31.4         35.8        40.9
                                                        -----       -----        -----       -----        -----       -----
Operating expenses:
  Research and development........................       14.7        13.1         10.0         8.7         14.4        14.1
  Sales and marketing.............................       14.8        18.2         14.8        13.3         22.3        18.5
  General and administrative......................       10.3        11.0         10.1         7.0         12.6        10.4
                                                        -----       -----        -----       -----        -----       -----
    Total operating expenses......................       39.8        42.3         34.9        29.0         49.3        43.0
                                                        -----       -----        -----       -----        -----       -----
Income (loss) from operations.....................      (11.9)      (15.2)         0.1         2.4        (13.5)       (2.1)
                                                        -----       -----        -----       -----        -----       -----
Interest income (expense), net....................       (0.6)       (2.9)        (1.2)       (1.2)        (0.6)        1.5
Foreign currency transaction gain.................        0.8         0.5          1.5         0.4          1.5         3.1
                                                        -----       -----        -----       -----        -----       -----
Net income (loss).................................      (11.7)      (17.6)         0.5         1.6        (12.6)        2.5
Accretion on redeemable convertible preferred
  stock...........................................       (1.7)       (1.7)        (1.2)       (1.0)        (3.7)       (5.6)
                                                        -----       -----        -----       -----        -----       -----
Net loss applicable to common stockholders........      (13.4)%     (19.3)%       (0.7)%       0.6%       (16.3)%      (3.1)%
                                                        =====       =====        =====       =====        =====       =====

     The Company experiences substantial seasonality in its business, with approximately one-third of annual net sales being realized in the first half of the year and the remaining two-thirds being realized in the second half of the year. In recent periods, this seasonality has been primarily the result of the Company's reliance on sales of its SwapBox products to OEMs that in turn sell to U.S. government agencies. The buying pattern of U.S. government agencies tend to be substantially weighted to the third quarter and, to a somewhat lesser extent, the fourth quarter of the calendar year. The strength in net sales in the third quarter which results from the U.S. government buying patterns is somewhat offset by relatively weaker sales in Europe in the same quarter as a result of the traditional European summer vacation patterns. The Company expects that as sales of its DVB products, which are sold to OEMs mainly in Europe for the consumer market, begin to represent a larger percentage of net sales, the seasonality that the Company experiences may be further exacerbated as these sales are likely to be strongest in the fourth quarter of the year. In contrast to net sales, operating expenses tend to be spread relatively evenly across the year. As a result, the Company's operating results have tended to be weakest in first and second quarter of the year. This revenue seasonality is evident in the table above, in which the Company's net sales in 1996 increased each quarter, then declined in the first quarter of 1997.

     Gross margin generally improved in the second half of 1996 due primarily to the shift in focus away from lower margin PCMCIA peripheral products. Gross margin in the third quarter of 1996 was higher than other quarters in the year due primarily to favorable product mix shift driven by higher sales to OEMs supplying the DoD, combined with volume purchasing which lowered certain component costs.

     Research and development expenses have generally increased each quarter, due primarily to increased headcount and related expenses in the Company's development centers in France and Germany. Unusually high research and development expenses were incurred in the first quarter of 1996 due primarily to substantial prototype manufacturing and test expenses related to accelerated project timetables on key development projects. Sales and marketing expenses have generally increased each quarter. In addition, certain sales compensation costs typically fluctuate based on the levels of revenue bookings and shipments. General and administrative expenses have generally increased each quarter to support the increase in business activity. In the third quarter of 1996, general and administrative expenses were impacted by costs associated with the recruitment of the Company's President and CEO.

     The Company's quarterly operating results have in the past varied and may in the future vary significantly. In addition to seasonality, factors affecting operating results include: level of competition; size, timing, cancellation or rescheduling of significant orders; product configuration and mix; market acceptance of new products and product enhancements; new product announcements or introductions by the Company or its competitors; adoption of new technologies and standards; deferrals of customer orders in anticipation of new products or product enhancements; changes in pricing by the Company or its competitors; the ability of the Company to develop, introduce and market new products and product enhancements on a timely basis; hardware component costs and availability, particularly with respect to hardware components obtained from sole sources; the Company's success in expanding its sales and marketing programs; technological changes in the market for digital information security products; levels of expenditures on research and development; foreign currency exchange rates; general economic trends and other factors. Because a high percentage of the Company's operating expenses are fixed, a small variation in revenue can cause significant variations in operating results from quarter to quarter. See
"-- Overview."

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations to date principally through private placements of debt and equity securities and, to a lesser extent, borrowings under bank lines of credit. As of June 30, 1997, the Company's working capital was $13.7 million. Working capital increased during the first two quarters of 1997 due primarily to the Company's receipt of $12.1 million in net proceeds from the private placement of redeemable convertible preferred stock and the conversion of approximately $4.2 million of notes payable into redeemable convertible preferred stock. These notes payable were classified as current liabilities as of December 31, 1996 due to certain demand features in the notes, resulting in a working capital deficit as of that date.

     During the first six months of 1997, cash and cash equivalents increased by $8.3 million due primarily to financing activities which included preferred stock sales totaling $12.1 million, partially offset by repayments of short term debt of $1.3 million. Investing activities in the first half of 1997 consisted of $265,000 in capital equipment expenditures. Operating activities in the period used $1.7 million of cash, including an increase in receivables of $956,000 due primarily to higher revenue levels, an increase in prepaid expenses of $350,000 related to costs associated with the Company's planned initial public stock offering, and an increase in inventory of $162,000 relating to an increase in backlog for third quarter shipments.

     In 1996, cash and cash equivalents increased by $1.9 million due primarily to financing activities which included issuance of convertible notes payable totaling $5.0 million and line of credit borrowings of $1.0 million, partially offset by repayments of short term debt of $1.5 million. Investing activities consisted of $643,000 in capital equipment expenditures. Operating activities used $1.7 million of cash, including an increase in receivables of $1.0 million due primarily to higher revenue levels, and an increase in prepaid expenses of $582,000, consisting primarily of financing costs relating to the convertible debt and preferred stock placements which closed in the first quarter of 1997.

     In 1995, cash and cash equivalents increased $669,000 due primarily to financing activities which included issuance of $2.4 million of redeemable convertible preferred stock, issuance of convertible notes payable totaling $1.5 million, and issuance of non-convertible notes payable of $1.2 million. Investing activities consisted of $524,000 in capital equipment expenditures. Operating activities used $3.9 million of cash, including an increase in receivables of $2.8 million due to the large revenue increase over 1994, an increase in inventories of $800,000 due to the increase in business levels, and an increase in accounts payable and accrued expenses of $2.3 million related to higher purchasing and employment levels in support of the Company's sales growth.

     The Company has revolving lines of credit with three banks in Germany providing total borrowings of up to 4.5 million DM (approximately $2.6 million at June 30, 1997). These lines expire at dates ranging from September 30, 1997 to March 31, 1998. The German lines of credit bear interest at rates ranging from 8.0% to 8.75%. Borrowings under the German lines of credit are unsecured. At June 30, 1997, no amounts were outstanding under the German lines of credit. The Company is in the process of negotiating a new U.S. line of credit to replace its previous $2.5 million U.S. line of credit which expired in August 1997. At June 30, 1997, no amounts were outstanding under the previous U.S. line of credit.

     In addition to the lines of credit, the Company had outstanding debt at June 30, 1997 totaling approximately $2.3 million, consisting of a term loan from a German bank. This debt bears interest at rates ranging from 5.0% to 6.0%. The term loan also contains certain profit sharing and prepayment provisions. In May 1997, the Company and the German bank agreed to amend the loan agreement to eliminate the prepayment provisions in exchange for a warrant to purchase 138,000 shares of Common Stock at an exercise price of $5.72 per share. The Company expects to use a portion of the proceeds of this offering to repay the term loan. See "Use of Proceeds." As of June 30, 1997, the Company had no material commitments for capital expenditures.

     The Company presently expects that the proceeds of this offering, together with its current capital resources and available borrowings should be sufficient to meet its operating and capital requirements through at least the end of 1998. The Company may, however, seek additional debt or equity financing prior to that time. There can be no assurance that additional capital will be available to the Company on favorable terms or at all. The sale of additional debt or equity securities may cause dilution to existing stockholders.

                                    BUSINESS

     SCM Microsystems designs, develops and sells standards-compliant hardware, firmware and software products and technologies used in smart card and other token-based network security and conditional access systems. The Company's objective is to leverage its expertise in PCMCIA peripheral products and smart card technologies, and its extensible, upgradeable smart card token-based security architecture, to capitalize on the growing demand for data and network security and the need to control access to digital information. The Company sells security and access products which include SwapBox PC Card adapters, SwapSmart smart card readers, SwapAccess DVB-CAM modules and its SmartOS universal smart card interface architecture. The Company sells security and access products to OEMs such as computer, telecommunication and DVB component and system manufacturers. The Company markets, sells and licenses its products through a direct sales and marketing organization primarily to OEMs and also through distributors, VARs, system integrators and resellers worldwide. OEM customers include Compaq, Dell, France Telecom, IBM, Kirch Group (BetaDigital), Schlumberger, Security Dynamics, Siemens/Nixdorf, Sun Microsystems and Telenor.

INDUSTRY BACKGROUND

     Individuals and corporations increasingly rely upon computer networks, the Internet, intranets and direct broadcast systems to access information, entertainment and data in a digital form from their homes and workplaces. This increasing proliferation and reliance upon digital data has caused data security to become a paramount concern of businesses, government, educational institutions and consumers. Regardless of whether the issue is controlling access to proprietary or confidential information such as business data or health records, or whether it is attempting to limit access to digital video broadcasts to paying subscribers, content providers, network and data managers and users of digital data are concerned with controlling access to data and maintaining data security. The enterprise data security market, including electronic commerce applications, and the market for DVB conditional access require a range of products to address their needs.

  ENTERPRISE DATA SECURITY AND ELECTRONIC COMMERCE

     Enterprise Data Security

     Enterprise computing has evolved from highly centralized mainframe computers to widely distributed client/server network-based solutions. Modern enterprises frequently employ one or more local area networks to connect computer users located in a single facility, wide area networks and intranets to connect users in disparate facilities, and the Internet or direct electronic links to provide internal users access to third party information and to provide customers, vendors and other interested third parties with access to an enterprise's computing resources or information. Internet usage is expected to increase from approximately 35 million Web users worldwide in 1996 to approximately 160 million users worldwide by 2000 according to International Data Corporation ("IDC"). This shift towards distributed computing is being fueled in part by the growing number of mobile computer users and telecommuters that perform some or all of their work from home or other remote locations.

     As enterprises move toward distributed computing and make data more accessible to internal and external users, this data has become increasingly vulnerable to unauthorized access. According to the Computer Security Institute ("CSI"), 42% of respondents to its 1996 CSI/FBI Computer Crime and Security Survey acknowledged that they had experienced unauthorized use of their computer systems within the last 12 months. Unauthorized access can range from users who are authorized to access portions of an enterprise's computing resources accessing unauthorized portions, to hackers who have no legitimate access breaking into a network and stealing or corrupting data. The consequences of unauthorized access, which can often go undetected, can range from theft of proprietary information or other assets to the alteration or destruction of stored data. Approximately 78% of respondents to the Fourth Annual Information Week/Ernst & Young Information Security Survey reported that their company suffered a loss related to information security and disaster recovery in the past two years. Some companies reported losses of up to $1 million due to security breaches. As a result of the consequences of unauthorized access, many enterprises have been reluctant to make their computing resources as open as may be otherwise desirable, and those that allow access are adopting various security measures to guard against unauthorized access. The Company believes that enterprises seek solutions which will allow them to expand access to data while maintaining adequate security.

     Electronic Commerce

     The proliferation of PCs in both the home and office combined with widespread access to the Internet have created significant opportunities for online shopping and other electronic commerce. IDC estimates that the total value of goods and services purchased over the Web will grow from $3 billion in 1996 to $100 billion in 2000. The Company believes that a key factor constraining the growth in online purchasing has been the lack of adequate data security. As a result of the anonymity of the Internet, merchants and consumers need assurances that customers are correctly identified and that the confidentiality of information such as credit card numbers is maintained. Accordingly, the Company believes that successful expansion of electronic commerce will require the implementation of improved security measures which accurately identify and authenticate users and reliably encrypt data transmissions over the Internet.

     Common Solutions to Secure Enterprise Data and Electronic Commerce

     Data security and secure electronic commerce generally involve implementing a patchwork of hardware and software solutions operating at a variety of points in a data environment, including router, gateway and server-based hardware solutions, and operating system and applications-level software solutions.


                   [See Appendix - Description of Graphics]


     Currently, the most common security solution is the installation of one or more firewalls that control the flow of data between segments of an internal network or between an internal network and the Internet or other remote access paths. A firewall essentially acts as a funnel, analyzing whether a particular communication passing through the funnel is authorized. With the increasing volumes of network traffic, firewalls may no longer be capable of providing adequate levels of protection without impairing the speed of communications. Moreover, new Internet technologies such as Sun Microsystems' Java and Microsoft's ActiveX, which involve the transfer of active programs (applets), and broadcast applications such as PointCast and Marimba, present security risks that are not readily addressed by firewalls.

     The key to any security system is the ability to reliably identify users in order to prevent unauthorized access to information and resources. Authentication of a user's identification is generally accomplished by one of two approaches: passwords, which are a code known only by a specific user; and tokens, which are user-specific physical devices that only authorized users possess. Passwords, while easier to use, are also the least secure because they tend to be short and static, and are often transmitted without encryption. As a result, passwords are vulnerable to decoding or observation and subsequent use by unauthorized persons. Tokens are small devices ranging from simple credit card-like devices to more complex devices capable of generating time-synchronized or challenge-response access codes. Certain token-based systems require both possession of the token itself and a personal identification number ("PIN") to indicate that the token is being used by an authorized user. Such an approach, referred to as two-factor authentication, provides much greater security than single factor systems such as passwords or the simple possession of a token.

     Early implementation of tokens include automatic teller machine ("ATM") cards, which are plastic cards with data encoded on a magnetic strip on the card. ATM cards require the user to possess the ATM card and to know the PIN before engaging in any transaction. While suitable for certain applications, the ATM type card is subject to counterfeiting, tampering and inadvertent data deletion, and can hold only a very limited amount of information.

     PC Cards represent a more advanced form of token, although their use in security applications has been limited to date. PC Cards are computer peripherals similar in width and length to, but substantially thicker than, a credit card. The standards for PC Cards and the corresponding slots were developed by the PCMCIA. With an installed base of approximately 10 million PCMCIA slots in 1995 according to IDC, PC Card products have been developed for a variety of functions including modems and memory devices. While virtually all portable PCs being sold today contain at least one, and in many cases two, PCMCIA slots as a standard feature, the PCMCIA standard has generally not been widely adopted for desktop computers. The use of PC Cards as security tokens has been endorsed by the DoD as part of its Defense Messaging System ("DMS"). The DMS uses a PC Card known as "Fortezza" as its standard security token. In connection with the DMS, the DoD has mandated that desktop computers supplied to the DoD and its affiliated agencies must incorporate PCMCIA slots in order to accept the Fortezza PC Card identification/authentication token.

     A further advancement in token implementation is the smart card. Smart cards are credit card-sized plastic cards that contain an embedded microprocessor, memory and a secure operating system. Smart cards have significant advantages over PC Cards, including lower cost, portability and greater durability. Smart cards have been used in applications such as stored value cards, either for making general purchases or for specific applications such as prepaid telephone calling cards, and as health care cards, which are used to store patient and provider information and records. Smart cards are useful as health care cards because they identify the holder for insurance or government payment purposes and store health records that can be accessed and updated by health care providers.

     Smart card use for these applications has become widespread in Europe, where the existence of multiple languages and currencies has created a demand for common solutions that enable businesses and consumers to conduct their affairs effectively and efficiently while moving from country to country. According to Dataquest, the European market for smart cards has far outpaced that of the United States. Dataquest estimates that in 1995 the U.S. accounted for approximately 10 million units (2%) of the 544 million unit worldwide microprocessor-based smart card market, and projects that the worldwide market will grow to 3.4 billion units by 2001. By the year 2001, Dataquest estimates that Europe, Asia/Pacific and the Americas will account for 40%, 25% and 20%, respectively, of this market.

     In addition to providing a common record-keeping and stored value solution across multiple languages and currencies, the Company believes that smart cards are ideally suited to serve as tokens for network and electronic commerce security. Microsoft, with its PC/SC Workgroup, and Netscape, with its Security Infrastructure group, have both endorsed smart cards as key components of their respective data security architectures, have released application program interfaces ("APIs") for smart cards and have stated their intentions to support smart cards in future generations of their software products. The Company believes that these companies, together with other enterprises with a financial stake in securing access to digital data and enabling secure electronic commerce such as Verisign and Security Dynamics, will drive the adoption of smart card technology for security applications in the United States. The Company also believes that as smart card-based security systems become accepted in the United States, users outside the United States will adopt similar systems.

     There are several reasons for these endorsements of smart card-based data security solutions. Key end-user benefits include ease-of-use, low cost, convenience and durability. Even more compelling is the architectural simplicity of these systems. E-mail messages, purchase orders, credit card numbers, video clips, data inquiries and other confidential transmissions are secured as they are sent. Therefore, these secure transmissions can be opened only by the intended recipient, thus eliminating many of the security weakpoints of the communications infrastructure between the parties. Other solutions such as firewalls, secure modems and SSL software may continue to be used or added without interfering with the smart-card based security. The Company believes that smart cards provide the easiest, most flexible, most cost-effective way to achieve the key benefits of a secure, authenticated transaction between two or more parties regardless of the specific infrastructure between them. The smart-card initiatives launched by the companies discussed in the preceding paragraph indicate that this view is shared by some other significant companies in the PC, LAN, WAN, Internet and digital content industries.

     To date, a number of factors have limited broad adoption of smart cards as security tokens. These factors include the requirement for special purpose readers which have been expensive and therefore not widely deployed and the lack of standards governing the operating systems, communication protocols, APIs and similar features of the tokens. These factors have resulted in the deployment of proprietary, closed systems that are not compatible with other systems. In addition, smart cards are relatively low speed serial interface devices which, although capable of providing encryption of passwords or other limited data, are not capable of providing the real-time bulk encryption/decryption required for many secured access applications.

  DIGITAL VIDEO BROADCASTING

     DVB involves the transmission of video signals in a digital format. In contrast to the traditional analog approach, digital signals allow content providers ranging from broadcast television stations and cable carriers to specialty programming producers to deliver very high resolution, high quality video images. DVB may take the form of currently available direct satellite broadcast services, or alternative services that are expected to be introduced in the near future such as digital cable services and direct broadcast digital television. DVB makes it possible to provide a broader range of private content and nontraditional services than previously available. Businesses, educational institutions and other enterprises could broadcast private content such as product information updates and training or educational content to users in disparate locations, or could provide various interactive products and services via the DVB medium. The Company believes that a primary challenge for broadcasters will be to limit access to their content to the intended users such as those who have purchased appropriate subscriptions or event-by-event pay-per-view privileges.

     The traditional approach to controlling access has been to sell or lease proprietary set-top boxes (and, in the case of satellite direct broadcast, a receiving antenna) to subscribers. These set-top boxes descramble digital signals and then convert them into analog signals in order to be compatible with the viewer's analog television. While this approach provides the controlled access desired by broadcasters, it limits the range of content available to the consumer. Consumers wishing to obtain content or services from more than one provider would be required to purchase multiple proprietary set-top boxes. Similarly, the use of proprietary set-top boxes may limit broadcasters' ability to upgrade systems that have already been installed in their customers' homes without a costly replacement process.

     To address the limitations of the closed-system set-top box, the DVB Project, an international consortium of over 170 enterprises involved in varying aspects of DVB including France Telecom, Deutsche Telekom, Nokia, Sony and Philips, has developed the DVB-CI standard. Such standard makes it possible to deliver a universal set-top box capable of receiving content from a variety of providers. The universal set-top box requires use of a smart card token that "unlocks" the specific services to which a consumer has subscribed. With this approach, multiple service providers can deliver digital content to the same "open" set-top box and consumers, using the appropriate conditional access module, can access the content to which they have subscribed. When consumers subscribe to different or additional content services or parents seek to limit the viewing privileges of their children, the service providers need only provide the appropriate smart card to allow access to the new or additional services. The DVB-CI standard addresses the limitations of the closed-system set-top box by making it possible: (i) for broadcasters to upgrade systems installed in their customers' homes by downloading new operating system software onto the universal set-top box; (ii) for customers to use one universal set-top box to access digital content from various service providers by inserting the appropriate conditional access module for each particular service provider; and (iii) for service providers to secure access to new or additional services by issuing new tokens coded for access to such services.


                   [See Appendix - Description of Graphics]


     The Company believes that the members of the DVB Project and other interested enterprises will continue to drive the adoption of DVB-CI as the European standard for conditional access to digital content. Moreover, legislation has been enacted in Spain (and may be enacted elsewhere in the future) mandating that set-top boxes comply with the DVB-CI standard in order to assure broad access to digital content without requiring consumers to purchase multiple set-top boxes. In the United States, the NRSS Committee has proposed the NRSS-B standard for a conditional access system. The NRSS-B standard is substantially similar to the DVB-CI standard. Adoption of the NRSS-B standard is expected to take from six to 12 months. The Company believes that similar standards may be adopted in certain Asian countries in the future.

     The Company believes that successful implementation of the DVB-CI, NRSS-B and similar standards will require the development of hardware that is capable of real time, high bandwidth decryption of the video signal and is remotely updatable to permit providers to offer new content and services without the need to replace equipment. While the current implementations of DVB-CI and NRSS-B use set-top boxes, the Company believes that as the standards evolve and as flexible hardware solutions become available, the DVB-CI and NRSS-B capability will be built directly into televisions, PCs and network computers. These devices would then contain the appropriate DVB token slot and reader capabilities, thereby eliminating the need for the separate set-top box while providing the same smart card-based conditional access of current systems.

THE SCM MICROSYSTEMS SOLUTION

     SCM Microsystems provides OEMs with key standards-compliant enabling hardware, firmware and software products and technologies used in smart card and other token-based network security systems and conditional access to DVB content and services. Through the use of its extensible core technologies, the Company is able to offer products that address the specific needs of diverse market applications such as enterprise data security, electronic commerce and DVB conditional access.

     Enterprise Data Security and Electronic Commerce. The Company's products address the needs of the enterprise data security and electronic commerce markets as described below.

        PCMCIA BRIDGES FOR SMART CARDS. The Company offers a range of products which enable smart cards to be read and written through standard PCMCIA ports. This eliminates the requirement for special purpose smart card readers and provides interoperability between smart cards and PCs, network computers and other devices equipped with standard PCMCIA ports.

        STANDARDS-BASED, INTEROPERABLE PRODUCTS. The Company's products employ an open-systems architecture that provides compatibility across a range of hardware platforms and software environments. The Company's products are remotely upgradeable so that compatibility can be maintained as the security infrastructure evolves.

        SPEED AND PERFORMANCE. Certain of the Company's smart card reader products transparently extend the speed and performance capabilities of smart cards used as security tokens by including encryption/decryption capabilities. By this approach, smart cards are used as keys to activate the encryption/decryption capabilities of the reader thus eliminating the speed and performance limitations inherent in smart cards.

     Digital Video Broadcasting. The Company's products address the needs of the DVB market as described below.

        INEXPENSIVE, EASY TO DELIVER CONDITIONAL ACCESS MODULES. The Company provides smart card-based conditional access readers and modules that adhere to the DVB-CI and NRSS-B standards. These products enable digital content and service providers to control and meter access to content and services through the use of inexpensive smart cards.

        REAL TIME, HIGH-BANDWIDTH DESCRAMBLING CAPABILITIES. The Company's products are structured to use smart cards as keys to activate the high-bandwidth capabilities of PC Cards. By this approach, smart card-based tokens, which by themselves are not capable of descrambling digital video data at the rate required for digital video broadcast, can still be used to control and meter access to DVB content and services.

        REMOTE UPGRADE CAPABILITIES. The Company's DVB products incorporate read/write capabilities that permit content and service providers to perform a virtually no-cost upgrade of users' access rights as new products and services are developed and introduced and as users' subscriptions change.

STRATEGY

     The Company's objective is to utilize its expertise in PCMCIA and smart card technologies and its extensible, updatable smart card token-based security architecture in order to capitalize on opportunities presented by the growing demand for secure and controlled access to digital information. The Company believes it is well positioned to capitalize on the significant growth projected for smart card-based security and controlled access systems. Key elements of the Company's strategy include the following:

     Leverage Technology Base; Support Open Systems and Interoperability. The Company has developed extensive expertise and intellectual property in both PCMCIA and smart card technologies. The Company intends to continue to leverage this technology base to provide smart card products that can operate across a variety of hardware platforms and software environments. This technology incorporates upgradeable, firmware-based features which enable smart card readers to be upgraded as new smart card operating systems and communication protocols are adopted. In addition to enabling the Company to respond quickly to industry developments with properly tailored products, this upgradeable architecture protects the investments in smart card hardware.

     Expand Range of Product Applications. The Company's current products are designed to provide flexible interoperability between smart cards and PCs or set-top boxes. The Company intends to expand the range of its product offerings to address specialized applications such as health care records and identification, televisions and television set-top boxes, customer loyalty programs, personal identification and Internet and intranet access. In addition, the Company intends to develop chip set-based versions of certain of its products in order to reduce their cost and facilitate their easy integration into future generations of televisions, PCs and network computers.

     Increase Penetration of Major OEM Customers; Expand Customer Base. The Company currently sells its products to a number of OEM customers including Bull, Dell, France Telecom, Gateway 2000, IBM, Kirch Group, Packard Bell, Schlumberger, Siemens/Nixdorf and Sun Microsystems. The Company intends to pursue additional opportunities with its existing customers by leveraging its relationships to increase sales. For example, the Company's relationships with its existing customers provide the Company with insight into the current and future needs of these customers, enabling the Company to design specific products to meet the additional product needs of each customer. Moreover, the Company believes that as the needs for data security increase and smart cards gain wider market acceptance, a significant number of additional participants will enter the market. The Company intends to expand its customer base by pursuing opportunities with these new market entrants.

     Expand Strategic Industry Relationships. The Company has formed strategic relationships with a number of key industry players such as Intel, France Telecom and Telenor. These relationships provide the Company with access to leading edge technology, marketing and sales leverage and access to key customers and accounts. In addition, in certain cases, the Company's strategic partners have provided funding to the Company in the form of funded research, product purchase prepayment and equity investment. The Company intends to continue to leverage these relationships and to identify additional key industry players with which to form strategic relationships. See "-- Collaborative Industry Relationships."

     Support Standards Setting Organizations. The Company intends to continue to participate in the standards setting activities for the industries it serves. The Company is a founding member of the PCMCIA and the DVB Project and supports the Common Data Security Access standard developed by Intel and adopted by Netscape. The Company's products are compliant with the RSA public key cryptographic system number 11 ("PKCS #11") standard. Through its participation in standards setting organizations, the Company contributed to the adoption of the DVB-CI specification as the standard by the PCMCIA. The Company intends to maintain an active role in these and other standards setting groups in order to continue to have its technologies adopted as standards where appropriate and to keep apprised of technological advancements as they are developed.

TECHNOLOGY

     The Company believes that smart cards are ideally suited to serve as tokens for digital information security. A smart card is a credit card-sized plastic card which contains a microprocessor, memory and a secure operating system. The card is inserted into a device that reads the information contained on the card and performs an appropriate function. The Company has used its extensible smart card interface architecture to develop open and standard products that support many different smart cards regardless of the manufacturer, are accessible through a variety of operating systems and platforms and enable a wide range of secure applications. The Company's extensible smart card interface architecture consists of certain core technologies which provide this interoperability as described below.

     Silicon and Firmware for Smart Card Readers. SCM Microsystems has developed physical interface technology which provides interoperability between PCs and smart cards from many different smart card manufacturers. The Company's interoperable architecture includes an ISO compliant layer as well as an additional layer for supporting non-ISO compliant smart cards. Through its proprietary integrated circuits and firmware, the Company's smart card readers can be updated electronically to accommodate new types of smart cards without the need to change the reader's hardware. Intel Corporation has become the first company to license the Company's smart card interface.

     Proprietary PC Card Case. The Company's proprietary PC Card case is an open sided case which has guides to ensure the smart card is positioned correctly into the PC Card reader. This hardware technology solves the problem presented by the fact that smart cards and PC Cards have the same width and length.

     Proprietary Software. The Company has developed a flexible proprietary software architecture for real-time downloading of firmware for new smart card protocol handling requirements into a flash memory chip which resides on the smart card reader. This software, combined with the Company's proprietary integrated circuits and firmware described above, allows the reader to accommodate new types of smart cards without the need to change the reader's hardware. Additionally, the Company has developed "flash filing" software, which enables PCMCIA flash memory to function as a flash disk. The Company has filed patent applications with respect to both software applications.

     Hardware for PC Card Adapters. The Company has developed the interface technology to accommodate multiple PCMCIA slots for ISA, SBus (Sun Microsystems) and PCI bus structures, thus enabling desktop PCs and workstations to be equipped with PCMCIA slots. In particular, the Company has developed a patented dual cable solution with special grounding and termination methods which prevents signal interference between the PCI/ISA bus slots and a large variety of PC Cards.

PRODUCTS

     By bridging smart cards and other secure devices with PCs, workstations and set-top boxes, the Company's products provide cost-effective solutions for conditional access to mobile and desktop computers, workstations, DVB, virtual private networks, electronic files, e-mail, the Internet and secure electronic commerce. The Company's products have been developed utilizing the Company's core competencies in smart card and PC interoperability, PC Card expertise and flash memory chip experience, and all are compliant with the PKCS #11 standard. SCM Microsystems provides high quality, easy-to-use solutions in the following product categories:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PRODUCT CATEGORY                FEATURES
--------------------------------------------------------------------------------

 SWAPBOX PC CARD ADAPTERS       - A peripheral with a PC Card slot that enables desktop PCs
 (introduced in 1993)             and workstations to accept all sizes of PC Cards (Types I,
                                  II and III)
                                - Supports a wide variety of PC Card peripherals, including
                                  Ethernet, fax/data modems, SCSI, ATA hard drives, flash
                                  memory, GPS and Fortezza cards
                                - Available in wide variety of configurations (single and
                                  dual slots, front and rear access, floppy/PC combination)
                                - Supports a wide variety of platforms (Win 3.X, 95, NT,
                                  OS/2, DOS, Solaris, Unix) and architectures (ISA, PCI, SBus,
                                  USB, EPP, SCSI)
                                - Compliant with the PCMCIA standard

-                        --------------------------                            -
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PRODUCT CATEGORY                FEATURES
--------------------------------------------------------------------------------

 SWAPSMART SMART                - A smart card reader that fits in a PC Card slot
 CARD READERS                   - Supports all ISO 7816 smart card protocols as well as
 (introduced in 1995)             asynchronous and synchronous smart cards, and supports dual or single card applications
                                - Incorporates an upgradeable firmware-based chip set so
                                  that the reader can be automatically updated with additional smart card operating systems, protocols and emerging
                                  industry standards
                                - Supports a wide variety of platforms (Win 3.X, 95, NT,
                                  OS/2, DOS, Solaris, Unix) and architectures (ISA, PCI)
                                - Compliant with the PCMCIA standard
--------------------------------------------------------------------------------------------
 SWAPACCESS DVB-CAM MODULES     - A multi-function PC Card that can include smart card
 (introduced in 1996)            read/write capabilities, MPEG2 descrambling, DVB
                                  descrambling and pay- per-view functions
                                - Utilizes a smart card to control access to digital content
                                - Enables "open" set-top boxes
                                - Compliant with the DVB-CI and NRSS-B standards
--------------------------------------------------------------------------------------------
 SMARTOS UNIVERSAL SMART        - A chip and accompanying software which provides a
 CARD INTERFACE ARCHITECTURE      cost-effective universal smart card reader interface easily
 (introduced in 1997)             integrated into a wide range of devices
                                - Supports all ISO 7816 smart card protocols, as well as
                                  synchronous and asynchronous smart cards
                                - Software upgradeable to support new smart card protocols, functions and industry standards
                                - Includes dual smart card support, serial and parallel
                                  interfaces, LCD and keypad controls

-                        --------------------------                            -
--------------------------------------------------------------------------------

     SWAPBOX PC CARD ADAPTERS

     Desktop PCs and workstations, in contrast to laptop and notebook PCs, generally do not come equipped with PC Card slots. The Company's SwapBox products are devices with PC Card slots designed to be installed by OEMs into desktop computers, workstations and servers. Coupled with PC Card security tokens, cards or smart card readers such as SCM Microsystems' SwapSmart reader, SwapBoxes allow enterprises to effectively provide authentication, integrity and confidentiality services. Flash memory cards are widely used with SwapBoxes and SCM Microsystems' proprietary SwapFTL software for data collection applications. SwapBoxes accept any PC Card compliant cards including readers for small form factor memory devices such as Compact Flash, SSFDC, Multimedia and Miniature Cards, allowing flash memory cards to be connected to PCs for quick and easy exchange of electronic images, digital audio recordings and text files.

     SWAPSMART SMART CARD READERS

     The SwapSmart reader is a device in a PC Card form factor that provides a portable, universal, secure and cost effective bridge between smart cards and the mobile PC or other products which have PC Card slots. The SwapSmart reader supports all ISO 7816 smart card protocols as well as asynchronous and synchronous smart cards. Furthermore, because the SwapSmart reader incorporates an upgradeable firmware-based chip set, the functionality of SwapSmart products can be remotely updated as additional smart card operating systems and protocols come into use. In addition to broad smart card support, the SwapSmart reader is easily accessible from a wide variety of operating systems and platforms. The SwapSmart reader enables easy access to the growing number of smart card applications such as network, VPN and firewall security as well as local and remote computer access control. Additionally, the SwapSmart reader makes it possible to use smart cards for user authorization and authentication, for e-mail and for secure transactions required for electronic commerce. Because of its encryption capabilities, the reader is well suited for security applications, particularly mobile computing security.

     Currently, the Company is working with Microsoft's PC/SC Workgroup and with Netscape's Security Infrastructure group to ensure that the SwapSmart reader supports the new open specifications for integrating smart cards with PCs. By supporting a wide range of smart cards and complying with the open standards set by the PC/SC Workgroup, SwapSmart provides maximum interoperability among smart cards and easy access to smart card applications for mobile or desktop PCs. For example, the SwapSmart reader is compliant with the B1 specification for smart card readers developed by Deutsche Telekom, as well as the Common Data Security Access specification developed by Intel and adopted by Netscape for use in Netscape Communicator.

     SWAPACCESS DVB-CAM MODULES

     By combining SCM Microsystems' SwapSmart reader technology with the proprietary descrambling code of a digital content provider, the Company's SwapAccess DVB-CAM provides a cost-effective means of controlling access to digital broadcasts through the use of a PC Card. SwapAccess is an all-in-one PC Card that utilizes a smart card to determine if a viewer has access to a given content provider's service. If the viewer is authorized, SwapAccess descrambles the signal for viewing.

     SwapAccess is the world's first implementation of the DVB-CI standard. The Company's DVB-CAM technology enables a variety of critical functions including video-on-demand, pay-per-view, interactive video, home shopping, home banking and games. Since SwapAccess can be used in any DVB-CI or NRSS-B compliant "open" set-top box, it allows acceptance of a single solution for different set-top box systems. The Company believes that the use of smart card technology combined with the DVB-CI or NRSS-B standard will eliminate the need for multiple set-top boxes in order for users to access a broad range of desired broadcast data. SwapAccess has already been selected by certain of the major content providers in Europe, including France Telecom, Telenor (Norway Telecom) and The Kirch Group (BetaDigital), who plan to implement the DVB-CI standard through 1997 and 1998. In the United States, the NRSS Committee has proposed the NRSS-B standard for a conditional access system. The NRSS-B standard is substantially similar to the DVB-CI standard. Adoption of the NRSS-B standard is expected to take from six to 12 months. SwapAccess is fully compliant with the NRSS-B standard as currently proposed. The Company has been and remains active in the definition and adoption of the NRSS-B standard, and intends to keep SwapAccess compliant with such standard as it progresses through the formal adoption process. The Company believes that similar standards may be adopted in certain Asian countries in the future.

     SMARTOS SMART CARD INTERFACE ARCHITECTURE

     Based on a unique chip and firmware technology that makes it possible to easily integrate smart cards with a wide variety of PC and stand-alone devices, the SmartOS allows companies to integrate smart card support cost-effectively within desktop, notebook or network computers, USB or serial devices and keyboards as well as point of sale (POS) terminals and vending machines. The SmartOS solution allows integrators to utilize only essential components to control cost and maximize design flexibility. Many hardware designs, such as a keyboard or network computer, may already incorporate a controller chip but lack an interface unit and firmware for the completion of a smart card reader solution. Instead of being forced to purchase all components, the SmartOS solution offers just those components an integrator needs and those tools necessary for the quick implementation of smart card readers at a minimum cost.

CUSTOMERS AND APPLICATIONS


     The Company's security and access products are targeted at OEM computer, telecommunication and DVB component and system manufacturers. The following list sets forth the customers that purchased in excess of $300,000 of the Company's security and access products during the year ended December 31, 1996.


        =================================================================================
                        OEM                               PRODUCTS PURCHASED
        ---------------------------------------------------------------------------------
                        Dell                               PC Card Adapters
           Digital Equipment Corporation                   PC Card Adapters
                      Gateway                              PC Card Adapters
                        IBM                      PC Card Adapters; Smart Card Readers
             Kirch Group (BetaDigital)                        DVB Modules
                       Micron                              PC Card Adapters
                    Packard Bell                           PC Card Adapters
                  Siemens/Nixdorf                PC Card Adapters; Smart Card Readers
                  Sun Microsystems                         PC Card Adapters
                      Sysorex                              PC Card Adapters
        ---------------------------------------------------------------------------------
        -
                                              -
                                                                                        -

     Sales to a relatively small number of customers historically have accounted for a significant percentage of the Company's total sales. In 1996, sales to IBM accounted for 12% of total net sales, sales to BetaDigital, a division of the Kirch Group, accounted for 11% of total net sales and sales to the Company's top 10 customers accounted for 55% of total net sales. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of the Company's total sales for the foreseeable future. The loss or reduction of orders from a significant customer, including losses or reductions due to manufacturing, reliability or other difficulties associated with the Company's products, changes in customer buying patterns, or market, economic or competitive conditions in the digital information security business, could adversely affect the Company's business and operating results. See "Risk Factors -- Dependence on Sales to OEMs."

     Examples of applications of the Company's products include the following:

     Siemens-Nixdorf/Deutsche Telekom. Siemens-Nixdorf markets SCM Microsystems smart card readers under its own label and integrates them into its systems solutions for sale to major corporate users. For example, Deutsche Telekom is providing its employees with Siemens-Nixdorf laptop computers equipped with smart cards and the Company's smart card readers. This enables Deutsche Telekom's remote sales force to gain secure access to Deutsche Telekom's corporate intranet. In addition to controlling initial access to the intranet, the smart card also holds information as to the defined areas and information within the intranet to which the user is permitted access. When the information systems group wants to change a user's access or authorization, they simply download new instructions to the smart card during the session. The next time the user accesses the intranet, his or her updated access is already present on the smart card. This allows Deutsche Telekom to provide extensive information over its intranet, since it knows that the user's identity is verified before access is granted. The principal reasons for Siemens-Nixdorf's selection of the Company's products were their compliance with the B1 specification for smart card readers developed by Deutsche Telekom, their ability to offer a broad range of smart card support and their ability to offer a broad range of operating system support.

     The Kirch Group. SCM Microsystems has developed and provides DVB-CI compliant and proprietary DVB-CAM modules under contract to BetaDigital, the technology arm of the Kirch Group. These modules are installed in DVB compliant set-top boxes which Kirch distributes to consumers to allow them to access the Kirch digital entertainment services. These set-top boxes include a smart card, the Company's smart card readers and a generic receiver/tuner unit to provide secure access to its entertainment content and services. Customers can easily add and change the services they receive, and Kirch can easily enable and disable services. Also, individual customers can have different smart cards which permit different services. Although used in the same set-top box, a child's smart card could permit different programming from a parent's smart card. Kirch also can download completely new services to the modules, permitting new capabilities, such as pay-per-view and other electronic transaction-based services, to be added with no additional hardware cost. SwapAccess is the world's first implementation of the DVB-CI standard established by the DVB Project. The principal reason for Kirch's selection of the Company's products was their ability to provide Kirch's customers with an open system that could be upgraded for new functions.

SALES AND MARKETING

     The Company markets, sells and licenses its products primarily to OEMs, and also through distributors, VARs, system integrators and resellers, worldwide through a direct sales and marketing organization. As of June 30, 1997, the Company had 20 full-time employees and consultants engaged in sales and marketing activities. The Company's direct sales staff solicits prospective customers, provides technical advice and support with respect to the Company's products and works closely with customers, distributors and OEMs.

     In support of its sales efforts, the Company conducts sales training courses, comprehensive targeted marketing programs, including public relations, advertising, seminars, trade shows and ongoing customer and third-party communications programs. The Company also seeks to stimulate interest in digital information security through its public relations program, speaking engagements, white papers, technical notes and other publications.

     At June 30, 1997, the Company's backlog was approximately $6.9 million, as compared to approximately $6.1 million at December 31, 1996. The Company's backlog consists of all written purchase orders for products which have a scheduled shipment date within the next twelve months. Orders for the Company's products are usually placed by customers on an as-needed basis and the Company has typically been able to ship products within 30 days after the customer submits a firm purchase order. The Company's contracts with its customers generally do not require fixed long-term purchase commitments. In view of the Company's order and shipment patterns and because of the possibility of customer changes in delivery schedules or cancellation of orders, the Company's backlog as of any particular date may not be indicative of sales in any future period.

COLLABORATIVE INDUSTRY RELATIONSHIPS

     SCM Microsystems is party to collaborative arrangements with a number of corporations and is a member of key industry consortia. The Company evaluates, on an ongoing basis, potential strategic alliances and intends to continue to pursue such relationships. The Company's future success will depend significantly on the success of its current arrangements and its ability to establish additional arrangements. There can be no assurance that these arrangements will result in commercially successful products.

     Gemplus. In September 1997, the Company and Gemplus, a leading smart card manufacturer, reached an agreement to explore cooperative opportunities in several areas. The agreement includes the development of a single smart card reader chip and software core to form the basis of a family of smart card readers to be sold by both companies as well as the development of next-generation smart card readers. SCM Microsystems and Gemplus have also agreed to examine joint marketing and market development activities and joint manufacturing opportunities. The two companies also believe that standard setting will accelerate market acceptance of both companies' products and so have agreed to explore joint use of a single DVB-CAM based on the DVB-CI standard and joint use of a single PCMCIA smart card reader. The companies are not required, however, to reach a binding cooperative agreement covering any of the foregoing items and there can be no assurance that they will reach such an agreement. Nonetheless, as an initial step in this cooperation, the Company and Gemplus have entered into a cross-license agreement for PCMCIA-based smart card reader technology, DVB-CI technology, and related patents and intellectual property. In addition, Gemplus has agreed to make a $1.8 million investment in the Company through the Directed Placement, which will close concurrently with this offering.

     Intel Corporation. In March 1997, the Company and Intel entered into a development and license agreement for cryptographic PC Card-based secure access modules for the PC platform. The Company has granted Intel a non-exclusive license to certain Company designs and other intellectual property. Intel has agreed to support the Company's programs to design a PC Card token. In addition, Intel also made an equity investment of approximately $2.0 million in the Company. Intel and the Company have agreed to jointly promote various industry standards applicable to security products.

     Telenor. In May 1997, the Company and Telenor entered into a development and supply agreement pursuant to which the Company will design, manufacture, test and supply DVB-CAM modules to Telenor. Pursuant to this agreement, Telenor may pay up to an aggregate of $1.2 million to the Company for development costs as the Company achieves certain development milestones. Once the prototype has been approved by Telenor, the Company will supply these modules pursuant to the terms of the agreement. As part of this arrangement, Telenor also made an equity investment of approximately $5.5 million in the Company. Furthermore, the Company has issued 34,965 shares of Preferred Stock to a Telenor affiliate, fifty percent (50%) of which will remain unvested until the Company achieves the mid-point milestone of the project and has been paid by Telenor for such milestone completion. Each party will retain rights to its preexisting intellectual property, and it is expected that any intellectual property that is jointly developed under the agreement will be jointly owned.

     PCMCIA. SCM Microsystems is an executive and founding member of PCMCIA, an international standards body and trade association with over 500 member companies that was founded in 1989 to establish standards for integrated circuit cards and to promote interchangeability among mobile PCs. Other executive members include Advanced Micro Devices, Apple Computer, Compaq, IBM, Intel, Motorola, Texas Instruments and U.S. Robotics. Since 1990, the Company has been a member of PCMCIA in Europe and currently holds the European Chair position. In 1996, the Company introduced to PCMCIA the DVB-CI standard which was adopted as an extension to its PC Card standard Release 2.0.

     DVB Project. The Company is a member of the DVB Project, an international standards body with over 200 members that was founded in 1993 to define platforms for the digital television industry. Other key members include France Telecom, Deutsche Telekom, Telenor, Nokia, Sony and Philips. In 1994, the Company was instrumental in the DVB Project's adoption of the PC Card standard as the common interface for digital set-top boxes. As the DVB Project's Compatibility Chair, the Company advances and oversees proposals to provide optimum interoperability between PC Cards and digital set-top boxes.

     Teletrust. The Company is a member of Teletrust, a German organization whose goal is to provide a legally accepted means to adopt digital signatures. Digital signatures are encrypted personal identifiers, typically stored on a secure smart card, which allow for a high level of security through internationally accepted authentication methods. The Company is actively working on the smart card terminal committee which defines the standards for connecting smart cards to computers for applications such as secure electronic commerce over the Internet.

RESEARCH AND DEVELOPMENT

     To date, the Company has made substantial investments in research and development, particularly in the areas of physical, token-based access devices. The Company's engineering design teams work cross-functionally with marketing managers, applications engineers and customers to develop products and product enhancements. The Company also strives to develop and maintain close relationships with key suppliers of components and technologies in order to enable the Company to quickly introduce new products that incorporate the latest technological advances. The Company's future success will depend upon its ability to develop and to introduce new products on a timely basis that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. See "Risk
Factors -- Dependence on New Products; Rapid Technological Change."

     The Company's expenses for research and development were approximately $1.2 million, $1.4 million and $2.4 million for the years ended December 31, 1994, 1995 and 1996, respectively, and $1.4 million for the six months ended June 30, 1997. As of June 30, 1997, the Company had 27 full-time employees engaged in research and development activities, including software and hardware engineering, testing and quality assurance and technical documentation. All of the Company's research and development activities occur in France and Germany. The Company has in the past funded a portion of its research and development activities with technology development revenues received from OEM customers in connection with design and development of specific products. The Company recognized $562,000, $543,000 and $1.6 million in technology development revenues in 1994, 1995 and 1996, respectively, and $1.0 million in the six months ended June 30, 1997.

MANUFACTURING AND SOURCES OF SUPPLY

     The Company sources its products through three contract manufacturers in Europe and Asia. The Company has implemented a global sourcing strategy that it believes will enable it to achieve greater economies of scale, improve gross margins and maintain uniform quality standards for its products. In the event any of the Company's contract manufacturers were unable or unwilling to continue to manufacture the Company's products, the Company may have to rely on other current manufacturing sources or identify and qualify new contract manufacturers. For example, one of the Company's contract manufacturers has recently been involved in bankruptcy proceedings and may be unable to continue manufacturing the Company's products. In the event that such manufacturer (or any other key supplier) were unable to meet the Company's requirements, there can be no assurance that the Company would be able to identify or qualify new contract manufacturers in a timely manner or that such manufacturers would allocate sufficient capacity to the Company in order to meet its requirements. Any significant delay in the Company's ability to obtain adequate supplies of its products from its current or alternative sources would materially and adversely affect the Company's business and operating results.

     The Company believes that its success will depend in large part on its ability to provide quality products and services. As of June 30, 1997, the Company had 10 full-time employees engaged in manufacturing activities. The Company has a formal quality control program to satisfy its customers' requirements for high quality and reliable products. To ensure that products manufactured by others are consistent with its standards, the Company manages all key aspects of the production process, including establishing product specifications, selecting the components to be used to produce its products and the suppliers of such components and negotiating the prices for such components. In addition, the Company works with its suppliers to improve process control and product design. The Company's quality control specialists conduct on-site inspections of its suppliers, and the Company's products are tested by the Company's contract manufacturers prior to shipment.

     The Company relies upon a limited number of suppliers of several key components of the Company's products. For example, the Company purchases ASICs for its DVB modules exclusively from TEMIC, PCBs for SwapBoxes exclusively from Vertek in Taiwan and Degussa in Singapore, smart card connectors exclusively from ITT Canon, SwapBox boards and completed products exclusively from Intellicard Systems and SwapSmart mechanical components exclusively from Stocko. The Company's reliance on sole source suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, price increases, timely delivery and component quality. Although to date the Company has been able to purchase its requirements of such components, there can be no assurance that the Company will be able to obtain its full requirements of such components in the future or that prices of such components will not increase. In addition, there can be no assurance that problems with respect to yield and quality of such components and timeliness of deliveries will not occur. Disruption or termination of the supply of these components could delay shipments of the Company's products and could have a material adverse effect on the Company's business and operating results. Such delays could also damage relationships with current and prospective customers. In the past, due to the Company's quality requirements, the Company has experienced delays in the shipments of its new products principally due to an inability to qualify component parts from third-party manufacturers and other suppliers, resulting in delay or loss of product sales. These delays have not had a material adverse effect upon the Company's business and operating results. However, there can be no assurance that in the future any such delays would not have a material adverse effect upon the Company's business and operating results.

COMPETITION

     The market for digital data security and access control products is intensely competitive and characterized by rapidly changing technology. The Company believes that competition in this market is likely to intensify as a result of increasing demand for security products. The Company currently experiences competition from a number of sources, including: (i) ActionTec, Carry Computer Engineering, Greystone and Litronics in PC Card adapters; (ii) Gemplus, Hitachi and Toshiba in smart card readers and universal smart card reader interfaces; and (iii) Gemplus in DVB-CAM modules. The Company also experiences indirect competition from certain of its customers which currently offer alternative products or are expected to introduce competitive products in the future. The Company may in the future face competition from these and other parties that develop digital data security products based upon approaches similar to or different from those employed by the Company. In addition, there can be no assurance that the market for digital information security and access control products will not ultimately be dominated by approaches other than the approach marketed by the Company.

     Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than the Company, and as a result, may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements, or to devote greater resources to the development, promotion and sale of products, or to deliver competitive products at a lower end user price. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results or financial condition.

     The Company believes that the principal competitive factors affecting the market for digital data security products include: the extent to which products support industry standards and provide interoperability; technical features; ease of use; quality/reliability; level of security; strength of distribution channels, and price. While the Company believes that it competes favorably with respect to these factors, there can be no assurance that the Company will be able to successfully compete as to these or other factors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results or financial condition.

PROPRIETARY TECHNOLOGY AND INTELLECTUAL PROPERTY

     The Company's success depends significantly upon its proprietary technology. The Company currently relies on a combination of patent, copyright and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company generally enters into confidentiality and non-disclosure agreements with its employees and with key vendors and suppliers. The Company's SwapBox trademark is registered in the United States, and the SwapSmart trademark is the subject of an allowed, pending application. The Company will continue to evaluate the registration of additional trademarks as appropriate. The Company currently has one U.S. patent issued, six U.S., one French and one Japanese patent applications pending, and exclusive licenses under four other U.S. patents associated with its products. Furthermore, the Company intends to obtain an exclusive license from one of its employees to five other patents relating to its products. There can be no assurance that any new patents will be issued, that the Company will develop proprietary products or technologies that are patentable, that any issued patent will provide the Company with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have a material adverse effect on the Company's business.

     There has also been substantial litigation in the technology industry regarding intellectual property rights, and litigation may be necessary to protect the Company's proprietary technology. The Company has from time to time received claims that it is infringing upon third parties' intellectual property rights, and there can be no assurance that third parties will not in the future claim infringement by the Company with respect to current or future products, patents, trademarks or other proprietary rights. On April 28, 1997, Gemplus served the Company with a complaint alleging that the Company's SwapSmart product infringes certain claims of a French patent held by Gemplus. Although such dispute was settled on terms acceptable to the Company, there can be no assurance that future disputes with third parties will not arise nor that any such disputes can be resolved on terms acceptable to the Company. In addition, a third party has alleged that the Company has infringed the third party's trademarks and engaged in unfair competition. See "Business -- Legal Proceedings." The Company expects that companies in the computer and digital information security market will increasingly be subject to infringement claims as the number of products and competitors in the Company's target markets grows. Any such claims or litigation may be time-consuming and costly, cause product shipment delays, require the Company to redesign its products or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business, operating results or financial condition. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information and software that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect proprietary and intellectual property rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary and intellectual property rights will be adequate or that the Company's competitors will not independently develop similar technology, duplicate the Company's products or design around patents issued to the Company or other intellectual property rights of the Company.

EMPLOYEES

     As of June 30, 1997, SCM Microsystems had a total of 72 full-time employees, of which 27 were engaged in engineering, research and development; 20 in sales and marketing; 10 in manufacturing; and 15 in general management and administration. In addition, the Company had a total of 3 part-time employees as of June 30, 1997. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes that its employee relations are good.

FACILITIES

     The Company leases approximately 5,300 square feet in Los Gatos, California pursuant to a lease agreement dated September 29, 1994 (the "Los Gatos Lease") and approximately 2,900 additional square feet pursuant to a sublease agreement, dated July 6, 1996 (the "Los Gatos Sublease"). In 1996, the Company paid approximately $63,000 and $25,000 for rent pursuant to the Los Gatos Lease and Los Gatos Sublease, respectively. The Los Gatos Lease and the Los Gatos Sublease end on October 31, 1998 and July 31, 1998, respectively. In addition, the Company has the option to extend the Los Gatos Lease for two one-year periods. The Company leases approximately 6,000 square feet in Pfaffenhofen pursuant to a lease agreement dated September 30, 1994 (the "Pfaffenhofen Lease"). In 1996, the Company paid approximately $120,000 for rent pursuant to the Pfaffenhofen Lease. The Pfaffenhofen Lease ends on June 30, 2000. The Company also leases its research and development facilities in La Ciotat, France and Erfurt, Germany. The Company believes that its existing facilities are adequate for its current needs.

LEGAL PROCEEDINGS

     In April 1997, Gemplus served the Company with a complaint alleging that the Company's SwapSmart product infringes certain claims of a French patent held by Gemplus. In September 1997, the Company and Gemplus settled this dispute. In connection with the settlement, Gemplus and the Company agreed to cross-license to each other certain patented technology held by each company and entered into a memorandum of understanding providing for the negotiation of a joint product development and supply agreement. The Company also agreed to issue to Gemplus warrants to purchase up to 200,000 shares of Common Stock at $13.00 per share and up to 200,000 shares of Common Stock at $14.00 per share. These warrants are immediately exercisable and expire in September 1998.

     The Company has been notified by Smith Corona Corporation ("Smith Corona") that Smith Corona believes that the "SCM" in the Company's name, logo and a certain product name infringe a trademark held by Smith Corona and that the Company has engaged in unfair competition. The Company believes that it has defenses to Smith Corona's claim and has so notified Smith Corona. In the event that Smith Corona were to initiate legal proceedings against the Company with respect to this matter, the Company would vigorously defend the action. Defending any action can be costly and time consuming regardless of the outcome and, as with any litigation matter, there can be no assurance that the outcome of any such dispute would be favorable to the Company. An unfavorable outcome in the matter could subject the Company to monetary damages and may result in the Company having to change its name and logo, which would require the Company to incur costs related thereto and may result in a loss of the goodwill associated with its name and logo.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company, and their ages as of June 30, 1997, are as follows:

               NAME                    AGE                           POSITION
-----------------------------------    ----    ----------------------------------------------------
Robert Schneider...................     48     Chairman of the Board
Steven Humphreys...................     36     President, Chief Executive Officer and Director
Bernd Meier........................     47     Chief Operations Officer and Director
Nicholas Efthymiou.................     34     Vice President, U.S. Sales and Business Development
David Hale.........................     32     Vice President, Operations
Jean-Yves Le Roux..................     38     Vice President, Engineering
Edward MacBeth.....................     38     Vice President, Marketing
John Niedermaier...................     40     Vice President, Finance and Chief Financial Officer
Friedrich Bornikoel(1).............     47     Director
Bruce Graham.......................     37     Director
Randall Lunn(2)....................     46     Director
Poh Chuan Ng(2)....................     35     Director
Andrew Vought(1)(2)................     42     Director

---------------

(1) Member of Compensation Committee.
(2) Member of Audit Committee

     Robert Schneider founded the Company in May 1990 as President, Chief Executive Officer, General Manager and Chairman of the Board. Mr. Schneider is currently Chairman of the Board. Mr. Schneider is a Managing Director of the Company's German subsidiary. Mr. Schneider holds a degree in engineering from HTBL Salzburg and a B.A. degree from the Akademie for Business Administration in Uberlinger.

     Steven Humphreys joined the Company in August 1996 as President and Chairman of the Board. Mr. Humphreys currently is President, Chief Executive Officer and a Director of the Company. From April 1994 until February 1996, Mr. Humphreys was President of Caere Corporation, an optical character recognition software and systems company. From November 1990 until March 1994, he was Vice President of General Electric Information Services, an electronic commerce services provider. Mr. Humphreys holds a B.S. degree from Yale University and a M.S. degree and a M.B.A. degree from Stanford University.

     Bernd Meier joined the Company in January 1992 as General Manager and as a Director of the Company. Mr. Meier is currently the Chief Operations Officer, a Director of the Company and a Managing Director of the Company's German subsidiary. Mr. Meier holds a degree in engineering from Fachhochschule Dieburg.

     Nicholas Efthymiou has held various sales and marketing positions since joining the Company as Vice President, Marketing in February 1992. Mr. Efthymiou is currently Vice President, U.S. Sales and Business Development. Mr. Efthymiou holds a B.S.E.E. degree from S.U.N.Y. at Buffalo and a M.B.A. degree from the University of Texas.

     David Hale has served as Vice President, Operations since October 1996. From October 1991 until September 1996, Mr. Hale held various management positions at a subsidiary of Solectron, an electronics manufacturing company, where he most recently served as operations manager. Mr. Hale holds a B.S.I.E. degree and a M.A. degree and a M.B.A. degree from Stanford University.

     Jean-Yves Le Roux joined the Company in May 1995 as Manager, Research and Development. Mr. Le Roux is currently Vice President, Engineering. From September 1991 until March 1995, Mr. Le Roux was Manager, PCMCIA Research and Development of Gemplus, a smart card products supplier. Mr. Le Roux holds an engineering degree from E.O.E.S. Angers France.

     Edward MacBeth joined the Company in August 1996 as Vice President, Marketing. From September 1994 until August 1996, Mr. MacBeth was Director, Marketing and Business Development of Caere Corporation, and from September 1992 until September 1994, he was President of Fit Software, a software development company. Mr. MacBeth holds a B.S. degree from California Polytechnic State University, San Luis Obispo and a M.B.A. degree from San Jose State University.

     John Niedermaier joined the Company in April 1997 as Vice President, Finance and Chief Financial Officer. From November 1995 until March 1997, Mr. Niedermaier was Vice President, Finance and Chief Financial Officer of Voysys Corporation, a provider of telecommunications systems for small businesses, and from April 1994 until November 1995, he was Director, Business Planning at Octel Communications Corporation, a voice messaging company. From November 1989 until March 1994, Mr. Niedermaier was Vice President, Corporate Controller of VMX, Inc., a voice processing company, which merged with Octel in March 1994. Mr. Niedermaier is a Certified Public Accountant and holds a B.S. degree from Wayne State University.

     Friedrich Bornikoel has served as a Director of the Company since September 1993. Mr. Bornikoel joined TVM Techno Venture Management GmbH, a venture capital firm, in July 1987 and has been a Partner since 1990. Mr. Bornikoel is a director of several privately held companies. Mr. Bornikoel holds a Masters degree in Physics from the Technical University of Munich.

     Bruce Graham has served as a Director of the Company since July 1995. Mr. Graham has been a Partner of Bessemer Venture Partners, a venture capital firm, since December 1996. From 1991 until December 1996, Mr. Graham was an Associate and Vice President at Vertex Management, a venture capital firm. Mr. Graham is a director of several privately held companies. Mr. Graham holds a B.S. degree in Chemical Engineering from Princeton University and a M.B.A. degree from Stanford University.

     Randall Lunn has served as a Director of the Company since November 1993. Mr. Lunn has been a Partner of TVM Techno Venture Management, L.P., a venture capital firm, since May 1990. Mr. Lunn is a director of several privately held companies. Mr. Lunn holds a B.A. degree, a B.S. degree in Engineering and a M.B.A. degree from Dartmouth College.

     Poh Chuan Ng has served as a Director of the Company since June 1995. Mr. Ng is currently a Managing Director and Chairman of the Board of Global Team Technology Pte. Ltd., a manufacturer's representative for computer products. From September 1994 through May 1997, Mr. Ng served as Director, Business Development at Intellicard Systems Pte. Ltd. ("Intellicard"), a contract manufacturing company and developer of communications products. Prior to joining Intellicard, Mr. Ng was a product engineering manager for Compaq Computer Corp. Mr. Ng is a director of several privately held companies. Mr. Ng holds a B.S.E. degree from the National University of Singapore.

     Andrew Vought has served as a Director of the Company since March 1996. Mr. Vought has been a Partner of Cheyenne Capital Corporation since January 1995 and has been Vice President, Chief Financial Officer and Secretary of Advanced Telecommunications Modules Ltd., an ATM networking equipment company, since May 1996. From May 1990 until April 1994, Mr. Vought was Vice President, Chief Financial Officer and Secretary of MicroPower Systems, Inc., an analog and mixed signal semiconductor company. Mr. Vought is a director of several privately held companies. Mr. Vought holds a B.S. degree and a B.A. degree from the University of Pennsylvania and a M.B.A. degree from Harvard University.

TERM OF OFFICE OF DIRECTORS AND OFFICERS

     The Company's Bylaws and Certificate of Incorporation provide that effective as of the date of the first regularly scheduled meeting of the stockholders following the date on which the Company becomes subject to the periodic requirements of the Securities Exchange Act of 1934, as amended, the directors of the Company will be divided into three classes equal in size with each class elected to a staggered three-year term. Each director will hold office until the expiration of the term of his or her respective class and until his or her respective successor has been duly elected and qualified.

BOARD COMMITTEES

     In March 1997, the Board established an Audit Committee and a Compensation Committee. The Audit Committee, currently comprised of directors Randall Lunn, Poh Chuan Ng and Andrew Vought, recommends to the Board of Directors the engagement of the Company's independent accountants and reviews with the accountants the plan, scope and results of their examination of the consolidated financial statements. The Compensation Committee, currently comprised of directors Friedrich Bornikoel and Andrew Vought, reviews and makes recommendations to the Board of Directors regarding all forms of compensation to be provided to the executive officers, directors and consultants to the Company.

DIRECTOR COMPENSATION

     Beginning April 1, 1997, nonemployee members of the Company's Board of Directors ("Outside Directors") receive an annual fee of $10,000 plus $1,000 for each board meeting attended in person for their services as directors. Prior to that time, directors did not receive compensation for services as directors.

     The Company's 1997 Director Option Plan (the "Director Plan") was adopted by the Board of Directors in March 1997. A total of 50,000 shares of Common Stock has been reserved for issuance under the Director Plan. However, an annual increase will be made to the Director Plan on each anniversary date of adoption of the Director Plan, in an amount equal to the number of shares underlying options granted in the immediately preceding year or a lesser amount determined by the Board. Each Outside Director of the Company was granted an initial option to purchase 5,000 shares of Common Stock upon the effective date of the Director Plan and each person who becomes an Outside Director after that date will automatically be granted an initial option to purchase 10,000 shares of Common Stock. Each Outside Director will automatically be granted subsequent annual options to purchase 5,000 additional shares of Common Stock under the Director Plan on the date of each annual meeting of stockholders. All such options have an exercise price equal to the fair market value of the Common Stock at the date of grant, have a term of ten years and vest monthly over one year from the date of grant. Options granted under the Director Plan are not transferable unless approved by the Board. The Company's Director Plan will terminate in 2007.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation, as amended and restated, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors except for liability arising out of: (i) a breach of their duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit.

     The Company's charter documents provide that the Company shall indemnify its officers, directors and agents to the fullest extent permitted by law, including those circumstances where indemnification would otherwise be discretionary. The Company believes that indemnification under its charter documents covers at least negligence and gross negligence on the part of indemnified parties. The Company has entered into indemnification agreements with each of its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify each director and officer against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance such persons' expenses incurred as a result of any proceeding against him or her as to which such person could be indemnified.

     At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding that could result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth all compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during the year ended December 31, 1996 for the Company's Chief Executive Officer and the Company's most highly compensated other executive officers whose salary and bonus for such year exceeded $100,000 (collectively, the "Named Executive Officers").

                                                                      LONG-TERM
                                                                     COMPENSATION
                                                                     ------------
                                           ANNUAL COMPENSATION        SECURITIES
                                          ----------------------      UNDERLYING          ALL OTHER
      NAME AND PRINCIPAL POSITION         SALARY($)     BONUS($)      OPTIONS(#)       COMPENSATION($)
----------------------------------------  ---------     --------     ------------     ------------------
Robert Schneider........................   154,800       84,415          50,577              1,935(2)
  Managing Director of German subsidiary
Steven Humphreys(1).....................    76,064       17,258         276,570                 30(2)
  President and Chief Executive Officer
Bernd Meier.............................   154,800      125,807         201,026              1,935(2)
  Chief Operations Officer and Managing
     Director of German subsidiary
Nicholas Efthymiou......................   100,000       30,458          75,544             11,357(3)
  Vice President, U.S. Sales and
     Business Development

---------------

(1) Mr. Humphreys began working at the Company in August 1996.

(2) Represents payments of life insurance premiums.

(3) Represents payments of a housing and auto allowance of $11,327 and life insurance premiums of $30.

     Option Grants During 1996. The following table sets forth for each of the Named Executive Officers certain information concerning stock options granted during 1996.

                                                                                              POTENTIAL
                                                                                             REALIZABLE
                                                                                          VALUE AT ASSUMED
                                                                                           ANNUAL RATES OF
                                                    INDIVIDUAL GRANTS                           STOCK
                                  -----------------------------------------------------         PRICE
                                  NUMBER OF    PERCENT OF TOTAL                             APPRECIATION
                                  SECURITIES       OPTIONS                                   FOR OPTION
                                  UNDERLYING      GRANTED TO      EXERCISE                     TERM(2)
                                   OPTIONS       EMPLOYEES IN       PRICE     EXPIRATION  -----------------
              NAME                 GRANTED           1996         PER SHARE    DATE(1)     5%($)    10%($)
--------------------------------  ----------   ----------------   ---------   ---------   -------   -------
Robert Schneider................     50,577            7%           $0.10         --(3)     3,181     8,061
Steven Humphreys................    276,570           38%            0.10     4/30/2006    17,393    44,078
Bernd Meier.....................    201,026           28%            0.10         --(3)    12,642    32,038
Nicholas Efthymiou..............     75,544           10%            0.10         --(3)     4,751    12,040

---------------

(1) Options generally vest as to 25% of the shares one year from the date of grant and monthly thereafter for the succeeding 36 months. Options may generally be exercised ahead of vesting, subject to a right of the Company to repurchase the unvested portion of the shares if the optionee's status as an employee or consultant is terminated or upon the optionee's death or disability prior to the shares vesting.

(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future Common Stock prices. The actual value realized may be greater or less than the potential realizable values set forth in the table.

(3) These options have no expiration date.

     Year-End Option Values. The following table sets forth, for each of the Named Executive Officers, the year-end value of unexercised options as of December 31, 1996:

                                                   NUMBER OF SECURITIES
                                                        UNDERLYING               VALUE(1) OF UNEXERCISED
                                                    UNEXERCISED OPTIONS                IN-THE-MONEY
                                                      AT YEAR-END(#):            OPTIONS AT YEAR-END($):
                     NAME                        EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE(2)
-----------------------------------------------  -------------------------     ----------------------------
Robert Schneider...............................          88,989/   --                   185,097/   --
Steven Humphreys...............................            --  /276,570                    --  /575,266
Bernd Meier....................................         239,438/   --                   498,031/   --
Nicholas Efthymiou.............................          88,348/   --                   183,764/   --

---------------

(1) Market value of underlying securities at year-end minus the exercise price. Year-end market value of the Common Stock ($2.18 per share) was determined by the Board of Directors by reference to an independent appraisal.

(2) Options are generally exercisable by the optionee ahead of vesting. Unvested shares purchased on exercise of an option are subject to a repurchase right of the Company, and may not be sold by an optionee until the shares vest. Options indicated as "Exercisable" are those options which were both vested and exercisable as of December 31, 1996. All other options are indicated as "Unexercisable."

EMPLOYMENT CONTRACTS

     The Company's German subsidiary has entered into substantially similar employment agreements with each of Messrs. Schneider and Meier pursuant to which each serves as a Managing Director of the subsidiary. Each agreement continues for an indefinite term and each party may terminate the agreement at any time with six months notice. Each executive receives an annual base salary of $190,000 and an annual bonus of up to $75,000. Furthermore, each executive is subject to a non-compete provision for a period of one year after the termination of employment.

     In addition, the Company has entered into an employment agreement, dated June 2, 1995, with Mr. LeRoux. The initial salary under the agreement is FF 475,000 (approximately $82,000) per year, including a bonus of FF 70,000 (approximately $12,000). Either party may terminate the agreement at any time.

EMPLOYEE STOCK PLANS

     1997 Stock Plan

     The Company's 1997 Stock Plan (the "1997 Plan") provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and for the granting to employees and consultants of nonstatutory stock options and stock purchase rights ("SPRs"). The 1997 Plan was approved by the Board of Directors in March 1997, and by the stockholders in April 1997. Unless terminated sooner, the 1997 Plan will terminate automatically in March 2007. A total of 1,000,000 shares of Common Stock are currently reserved for issuance and options to purchase 734,400 shares have been issued pursuant to the 1997 Plan. An annual increase will be made to the 1997 Plan on each anniversary date of the adoption of the 1997 Plan, in an amount equal to the lesser of 500,000 shares, three percent of the outstanding shares on such date, or a lesser amount determined by the Board.

     The 1997 Plan may be administered by the Board of Directors or a committee of the Board (the "Committee"), which Committee shall, in the case of options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Internal Revenue Code, consist of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code. The Committee has the power to amend, suspend or terminate the 1997 Plan (provided that no such action may affect any share of Common Stock previously issued and sold or any option or SPR previously granted under the 1997 Plan), to determine the terms of the options and SPRs granted, including the exercise price, the number of shares subject to each or SPR option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Committee has the authority to prescribe, amend and rescind rules and regulations relating to the 1997 Plan. Pursuant to this authority, the Committee has approved the 1997 Stock Option Plan for French Employees (the "French Plan") in April 1997, pursuant to which stock options that qualify for preferential tax treatment under French tax law may be granted. The French Plan will be submitted to the Company's stockholders for their approval.

     Options and SPRs granted under the 1997 Plan are not generally transferable by the optionee, and each option and SPR is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1997 Plan must generally be exercised within three months of the end of optionee's status as an employee or consultant of the Company, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term. In case of SPRs, unless the Committee determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). The purchase price for Shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the Committee. The exercise price of options granted under the 1997 Plan is determined by the Committee, but with respect to incentive stock options, and nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of the Common Stock on the date of grant. The term of options granted under the 1997 Plan generally may not exceed ten years.

     The 1997 Plan provides that in the event of a merger of the Company with or into another corporation, a sale of substantially all of the Company's assets or a like transaction involving the Company, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted for as described in the preceding sentence, the Optionee shall fully vest in and have the right to exercise the option or SPR as to all of the optioned stock, including shares as to which it would not otherwise be vested or exercisable. If the Administrator makes an option or SPR fully vested and exercisable in the event of a merger or sale of assets, the Administrator shall notify the optionee that the option or SPR shall be fully vested and exercisable for a specified period from the date of such notice, and the option or SPR will terminate upon the expiration of such period.

     1997 Employee Stock Purchase Plan

     The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in March 1997 and by the stockholders in April 1997. A total of 175,000 shares of Common Stock has been reserved for issuance under the Purchase Plan. However, an annual increase will be made to the Purchase Plan on each anniversary date of the adoption of the Purchase Plan, in an amount equal to the lesser of 150,000 shares, one percent of the outstanding shares on such date, or a lesser amount determined by the Board. The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is implemented by consecutive overlapping twenty-four month offering periods beginning on the first trading day on or after May 1 and November 1 each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or after April 30, 1999. Each offering period contains four purchase periods of approximately six months duration during which a participant may accumulate payroll deductions and purchase Common Stock. The Purchase Plan is administered by the Board of Directors or by a committee appointed by the Board. Employees are eligible to participate if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions of up to 10% of an employee's compensation (including commissions, overtime and other bonuses and incentive compensation), up to a maximum of $5,000 for each purchase period. The price of stock purchased under the Purchase Plan is 85% of the lower of the fair market value of the Common Stock at the beginning of the offering period or the end of the applicable purchase period. Employees may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company.

     Rights granted under the Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the Purchase Plan. The Purchase Plan provides that, in the event of a merger of the Company with or into another corporation or a sale of all or substantially all of the Company's assets, each participant's right to purchase Common Stock will assumed or an equivalent right substituted by the successor corporation. If the successor corporation refuses to undertake such an assumption or substitution, the Board of Directors shall shorten the offering period then in progress (so that employees' rights to purchase stock under the Purchase Plan are exercised prior to the merger or sale of assets). The Purchase Plan will terminate in 2007. The Board of Directors has the authority to amend or terminate the Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the Purchase Plan.

     1997 Employee Stock Purchase Plan for Non-U.S. Employees

     The 1997 Employee Stock Purchase Plan for Non-U.S. Employees (the "International Purchase Plan") was adopted by the Board of Directors in April 1997. The number of shares reserved for issuance under the International Purchase Plan equals the number of shares reserved for issuance under the Purchase Plan, but not yet issued. The terms of the International Purchase Plan are substantially similar to those of the Purchase Plan, except that employees need not be customarily employed by the Company or a participating subsidiary for at least 20 hours per week and more than five months per calendar year to participate. The International Purchase Plan is not intended to qualify under
Section 423 of the Code.

                              CERTAIN TRANSACTIONS

     From time to time, Robert Schneider loaned to the Company various amounts up to approximately DM 240,000 (approximately $145,000). These loans accrued interest at 8.5% per annum and were due on demand. As of December 31, 1996, the amount outstanding under these loans was approximately DM 100,000 (approximately $69,000) and, as of June 30, 1997, all such loans had been repaid.

     In March 1997, the Company and Intel entered into a three-year development and license agreement. As part of this arrangement, Intel has made an equity investment of $2.0 million in the Company and beneficially owns approximately 5.2% of the Company's Common Stock, assuming the conversion of all of the Company's outstanding shares of Preferred Stock into shares of Common Stock.

     In May 1997, the Company and Telenor entered into a development and supply agreement. As part of this agreement, Telenor has purchased 640,000 shares of Preferred Stock for approximately $5.5 million, received 34,965 additional shares of Preferred Stock in exchange for certain technology rights and received a warrant to purchase an additional 194,930 shares of Preferred Stock for $8.58 per share. See "Business -- Collaborative Industry Relationships" and "Principal and Selling Stockholders."

     During 1995, 1996 and the first six months of 1997, the Company purchased contract manufacturing services totaling $3.5 million, $3.3 million and $1.1 million, respectively, from Intellicard. Poh Chuan Ng, a director of the Company, served as Director, Business Development for Intellicard from September 1994 through May 1997.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of September 30, 1997 and as adjusted to reflect the sale of the Common Stock offered hereby for: (i) each person or entity who is known by the Company to beneficially own five percent or more of the outstanding Common Stock of the Company prior to this offering; (ii) each of the Company's directors; (iii) each of the Named Executive Officers;
(iv) all directors and executive officers of the Company as a group; and (v) each Selling Stockholder.

                                            SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                              OWNED PRIOR TO                          OWNED AFTER
                                                OFFERING(1)                           OFFERING(1)
                                           ---------------------     SHARES      ---------------------
       NAME OF BENEFICIAL OWNER             NUMBER       PERCENT     OFFERED      NUMBER       PERCENT
---------------------------------------    ---------     -------     -------     ---------     -------
(APM) AlpinvestInternational B.V.(2)...      784,128       11.8           --       784,128        7.7
  Gooimeer 3
  P.O. Box 5073
  1410 AB Naarden, The Netherlands
Robert Schneider(3)....................      686,944       10.3       80,000       606,944        6.0
  c/o SCM Microsystems GmbH
  Luitpoldstrasse 6
  D-85276 Pfaffenhofen
  Germany
Telenor Venture AS.....................      674,965       10.1%          --       674,965        6.7%
  P.O. Box 6701, St. Olavs plass
  N-0130 Oslo, Norway
TVM Techno Venture Management                667,857       10.0           --       667,857        6.6
  GmbH(4)..............................
  c/o Friedrich Bornikoel
  Tolzerstrasse 12A
  82031 Grunwald
  Germany
Bernd Meier(5).........................      621,002        9.3       40,000       581,002        5.7
  c/o SCM Microsystems GmbH
  Luitpoldstrasse 6
  D-85276 Pfaffenhofen
  Germany
Vertex Investment (II) Ltd.(6).........      580,187        8.7           --       580,187        5.7
  83, Science Park Drive
  #01-01/02
  Singapore 0511
Gemplus(7).............................      400,000        5.7           --       600,000        5.7
  Z.I. Athelia III-Voie Antiope
  13705 La Ciotat Cedex 8, France
Intel Corporation......................      349,650        5.2           --       349,650        3.5
  c/o Laila Partridge
  2200 Mission College Boulevard
  Santa Clara, CA 95052
Steven Humphreys(8)....................      276,570        4.0           --       276,570        2.7
Nicholas Efthymiou(9)..................      219,591        3.3           --       219,591        2.2
Friedrich Bornikoel(10)................      677,023       10.1           --       677,023        6.7
Bruce Graham(11).......................        2,917         --           --         2,917         --
Randall Lunn(12).......................      670,774       10.1           --       670,774        6.6
Poh Chuan Ng(13).......................        2,917         --           --         2,917         --
Andrew Vought(14)......................      101,544        1.5           --       101,544        1.0
All directors and executive officers as
  a group (13 persons)(15).............    2,550,449        36.5%    120,000     2,430,449        23.3%

---------------

 (1) Assumes conversion of all of the Company's outstanding shares of Preferred Stock into shares of Common Stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable but not necessarily vested within 60 days of September 30, 1997 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

 (2) Includes warrants to purchase 5,537 shares of Series D Preferred Stock exercisable before April 15, 2003.

 (3) Includes 32,010 shares held by Robert Schneider's wife, Ursula Schneider.

 (4) Includes: (i) warrants to purchase 2,872 shares of Series D Preferred Stock exercisable before April 15, 2003; (ii) 259,315 shares held by TVM Eurotech Ltd. and (iii) warrants to purchase 1,845 shares of Series D Preferred Stock exercisable before April 15, 2003 held by TVM Eurotech Ltd. TVM Techno Venture Management provides certain advisory services to (APM) Alpinvest International B.V. but disclaims beneficial ownership of shares held by such entity.

 (5) Includes: (i) 16,005 shares held by Bernd Meier's wife, Sonja Meier, (ii) 48,015 shares held in trust for Reiner Pohl and (iii) 131,243 shares held in trust for Nicholas Efthymiou.

 (6) Includes warrants to purchase 8,017 shares of Series D Preferred Stock exercisable before April 15, 2003.

 (7) Shares beneficially owned prior to offering includes warrants to purchase 400,000 shares of Common Stock exercisable before September 1998. Shares beneficially owned after the offering also include 200,000 shares of Common Stock purchased in the Direct Placement.

 (8) Includes options to purchase 276,570 shares of Common Stock exercisable within 60 days of September 30, 1997, 92,190 of which will be vested as of such date and the remainder of which will be subject to repurchase by the Company until vested.

 (9) Includes 131,243 shares held by Bernd Meier in trust for the benefit of Mr. Efthymiou.

(10) Includes: (i) 667,857 shares held by TVM Techno Venture Management GmbH. Mr. Bornikoel is a partner of TVM Techno Venture Management GmbH. Mr. Bornikoel disclaims beneficial ownership of shares beneficially owned by such entity except to the extent of his pecuniary interest therein and (ii) options to purchase 9,166 shares of Common Stock exercisable within 60 days of September 30, 1997. TVM Techno Venture Management provides certain advisory services to (APM) AlpinvestInternational B.V. but disclaims beneficial ownership of shares held by such entity.

(11) Includes options to purchase 2,917 shares of Common Stock exercisable within 60 days of September 30, 1997.

(12) Includes: (i) 667,857 shares held by TVM Techno Venture Management GmbH. Mr. Lunn is a partner of TVM Techno Venture Management L.P. Mr. Lunn disclaims beneficial ownership of shares beneficially owned by such entity except to the extent of his pecuniary interest therein and (ii) options to purchase 2,917 shares of Common Stock exercisable within 60 days of September 30, 1997. TVM Techno Venture Management provides certain advisory services to (APM) AlpinvestInternational B.V. but disclaims beneficial ownership of shares held by such entity.

(13) Includes options to purchase 2,917 shares of Common Stock exercisable within 60 days of September 30, 1997.

(14) Includes: (i) 24,327 shares held by Genevest Consulting Group and 74,300 shares held by Index Special Fund, venture capital funds with which Mr. Vought is affiliated and (ii) options to purchase 2,917 shares of Common Stock exercisable within 60 days of September 30, 1997.

(15) Includes shares and exercisable options and warrants which may be deemed to be beneficially owned by certain directors and executive officers. See Notes 3, 5, 8, 9, 10, 11, 12, 13 and 14 above.

                          DESCRIPTION OF CAPITAL STOCK

     At the consummation of this offering, the authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock, $0.001 par value, and 10,000,000 shares of Preferred Stock, $0.001 par value.

COMMON STOCK

     As of July 31, 1997, there were 6,865,243 shares of Common Stock outstanding (after giving effect to the conversion of all Preferred Stock into Common Stock and the Directed Placement) held of record by approximately 90 stockholders. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon consummation of the offering will be fully paid and non-assessable.

PREFERRED STOCK

     Upon the closing of this offering, 10,000,000 shares of undesignated Preferred Stock will be authorized, and no shares will be outstanding. The Board of Directors has the authority to issue the shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company.

WARRANTS

     Upon the closing of this offering, the Company will have outstanding warrants to purchase an aggregate of 589,191 shares of Common Stock at a weighted average exercise price of $11.00 per share.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Amended and Restated Certificate of Incorporation, amended Bylaws, Delaware law and the Company's indemnification agreements with certain officers and directors of the Company may be deemed to have an anti-takeover effect. Such provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in that stockholder's best interests, including attempts that might result in a premium over the market price for the shares held by stockholders.

     The Company's Board of Directors may issue additional shares of Common Stock or establish one or more classes or series of Preferred Stock, having the number of shares (up to 10,000,000), designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as determined by the Board of Directors without stockholder approval. The Company's Amended and Restated Certificate of Incorporation and Bylaws, as amended, also contain a number of provisions that could impede a takeover or change in control of the Company, including but not limited to the elimination of stockholders' ability to take action by written consent without a meeting and the elimination of cumulative voting in the election of directors.

     In addition, the Company is subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

     In addition, in connection with its listing on the Neuer Markt of the Frankfurt Stock Exchange, the Company will be required to comply with the German Code. The German Code regulates Public Offers, and requires companies seeking to make a Public Offer to inform the German regulatory authorities and the public of the offer, to provide certain disclosure to the target Company's stockholders, to generally treat stockholders equally in an offer, and to comply with certain other regulatory requirements. In addition, the German Code gives broad authority to the German regulatory authorities to interpret the German Code and to review and regulate specific Public Offers. Compliance with the German Code could have the effect of delaying, deferring or preventing a tender offer or takeover attempt that a stockholder might consider to be in that stockholder's best interests, including attempts that might result in a premium over the market price for the shares held by stockholders.

     The Company licenses certain technology from a third party pursuant to a license that is not transferable by the Company without the prior written consent of the third party. This provision may prohibit the transfer of such technology in a merger or consolidation of the Company with another company. As a result, this provision may have the effect of discouraging or preventing an acquisition of the Company.

     Each of the foregoing may have the effect of preventing or rendering more difficult or costly, the completion of a takeover transaction that stockholders might view as being in their best interests.

REGISTRATION RIGHTS

     Upon the closing of this offering, the holders or their permitted transferees ("Holders") of approximately 6,278,947 shares of Common Stock are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the holders are entitled to notice of the registration and are entitled to include, at the Company's expense, shares therein. In addition, certain of the Holders may require the Company at its own expense, on not more than two occasions, to file a registration statement under the Securities Act, with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Further, the Holders may require the Company, at its expense, to register shares of Common Stock on a Registration Statement on Form S-3, when such form becomes available to the Company, subject to certain conditions and limitations. See "Shares Eligible For Future Sale."

LISTING

     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "SCMM" and for listing on the Neuer Markt of the Frankfurt Stock Exchange.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding 10,115,243 shares of Common Stock, assuming no exercise of options or warrants outstanding as of June 30, 1997. Of these shares, the 3,370,000 shares offered hereby (3,875,500 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below. The remaining 6,745,243 shares of Common Stock outstanding upon completion of this offering are "restricted securities" as that term is defined in Rule 144. Of these shares, 57,618 will be eligible for immediate sale upon commencement of the offering, an additional 31,126 shares will become eligible for sale beginning 90 days after commencement of this offering. Upon expiration of certain lock-up agreements described below (which occurs 180 days after the commencement of this offering), an aggregate of 4,377,560 shares will become eligible for sale pursuant to Rule 144 or Rule 701 under the Securities Act ("Rule 701") and 2,278,939 additional shares will become eligible for sale thereafter under Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate from whom such shares were purchased) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of:
(i) one percent of the number of shares of Common Stock then outstanding (approximately 99,000 shares immediately after this offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate from whom such shares were purchased), is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Under Rule 701, persons who purchase shares upon exercise of options granted prior to the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.

     Pursuant to certain lock-up agreements, the Company and certain stockholders owning upon completion of this offering, in the aggregate, 6,598,224 shares of Common Stock and certain holders of stock options have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock (including shares issuable under options exercisable during the lock-up period described below) or any securities convertible into or exercisable or exchangeable therefor (except for shares of Common Stock they may acquire in the public market), until 180 days after the date of this Prospectus without the prior written consent of Cowen & Company, on behalf of the Underwriters.

     As soon as practicable after the date of this Prospectus, the Company intends to file registration statements on Form S-8 covering an aggregate of approximately 1.1 million shares of Common Stock that have been reserved for issuance under its employee stock option plans and purchase plans thus permitting the resale of such shares in the public market without restriction under the Securities Act.

     Prior to this offering, there has not been any public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market prices and impair the Company's ability to raise capital through the sale of equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement (the "U.S. Underwriting Agreement"), the Company and the Selling Stockholders have agreed to sell to each of the underwriters named below (the "U.S. Underwriters"), and each of the U.S. Underwriters, for whom Cowen & Company and Hambrecht & Quist LLC are acting as representatives (the "U.S. Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite the name of such U.S. Underwriter below:


                                                                             NUMBER
                                U.S. UNDERWRITERS                           OF SHARES
        ------------------------------------------------------------------  ---------
        Cowen & Company...................................................    770,000
        Hambrecht & Quist LLC.............................................    770,000
        Bear, Stearns & Co. Inc...........................................     70,000
        Donaldson, Lufkin & Jenrette Securities Corporation...............     70,000
        Dresdner Kleinwort Benson North America LLC.......................     70,000
        Goldman, Sachs & Co...............................................     70,000
        Lehman Brothers Inc...............................................     70,000
        Morgan Stanley & Co. Incorporated.................................     70,000
        Prudential Securities Incorporated................................     70,000
        BancAmerica Robertson Stephens....................................     70,000
        UBS Securities LLC................................................     70,000
        Arnhold and S. Bleichroeder, Inc..................................     30,000
        Dakin Securities Corporation......................................     30,000
        First Albany Corporation..........................................     30,000
        Friedman, Billings, Ramsey & Co., Inc.............................     30,000
        Gerard Klauer Mattison & Co., LLC.................................     30,000
        Janney Montgomery Scott Inc.......................................     30,000
        Edward D. Jones & Co., LLC........................................     30,000
        Nesbitt Burns Securities Inc......................................     30,000
        Piper Jaffray Inc.................................................     30,000
        Raymond James & Associates, Inc...................................     30,000
        The Robinson-Humphrey Company, LLC................................     30,000
        Soundview Financial Group.........................................     30,000
        Tucker Anthony Incorporated.......................................     30,000
        Unterberg Harris..................................................     30,000
        Wessels, Arnold & Henderson.......................................     30,000
                                                                            ---------
                  Total...................................................  2,620,000
                                                                            =========


     Subject to the terms and conditions of an underwriting agreement (the "International Underwriting Agreement"), the Company and the Selling Stockholders have agreed to sell to the international managers named below (the "International Managers"), and each of the International Managers, for whom Cowen International L.P., Hambrecht & Quist LLC and Westdeutche Landesbank Girozentrale are acting as lead managers (the "Lead Managers"), has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite the name of such International Manager below:


                                                                              NUMBER
                             INTERNATIONAL MANAGERS                          OF SHARES
        -----------------------------------------------------------------    ---------
        Cowen International L.P..........................................          --
        Hambrecht & Quist LLC............................................          --
        Westdeutsche Landesbank Girozentrale.............................     750,000
                                                                             ---------
                  Total..................................................     750,000
                                                                              =======

     The U.S. Underwriters and the International Managers, and the U.S. Representatives and Lead Managers, are collectively referred to as the "Underwriters" and "Representatives," respectively. The U.S. Underwriting Agreement and the International Underwriting Agreement are collectively referred to as the "Underwriting Agreements." The offering price and aggregate underwriting discounts and commissions per share for the U.S. Offering and the International Offering are identical. The completion of each offering is contingent upon the completion of the other.

     The Underwriting Agreements provide that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.


     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession not in excess of $0.51 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.


     Pursuant to the Agreement among U.S. Underwriters and International Managers (the "Agreement Among"), each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Among, each International Manager has represented and agreed that, with certain exceptions:
(i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is both a U.S. Underwriter and an International Manager, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Manager apply only to it in its capacity as an International Manager. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Among. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreements are referred to herein as the "Shares."

     Pursuant to the Agreement Among, sales may be made between the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.


     The Company has granted to the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 505,500 additional shares of Common Stock to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown above, bears to the 2,620,000 shares of Common Stock offered in the U.S. Offering. The U.S. Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, the Company's officers and directors, the Selling Stockholders and certain of the Company's other stockholders have agreed subject to certain limited exceptions, not, directly or indirectly, to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any right to acquire Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent (which consent may be given without notice to the Company's stockholders or other public announcement) of Cowen & Company. Cowen & Company has advised the Company that it has no present intention of releasing any of the Company's stockholders from such lock-up agreements until the expiration of such 180-day period.

     The Representatives have advised the Company that, pursuant to rules promulgated by the Commission, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Underwriters in syndicate covering transactions, in stabilization transactions or otherwise. The Underwriters have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales in excess of 5% of the shares offered hereby to any account over which they exercise discretionary authority.

     The Underwriters have reserved for sale, at the initial public offering price, up to 360,000 shares of the Common Stock offered hereby for certain individuals and entities that have expressed an interest in purchasing such shares of Common Stock in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

     Hambrecht & Quist California ("H&Q California"), an affiliate of Hambrecht & Quist LLC ("H&Q LLC"), Daniel H. Case III, the President and Chief Executive Officer of H&Q LLC, and Joshua M. Rafner, a managing director of H&Q LLC purchased 69,930, 8,741 and 8,741 shares of the Company's Series E Preferred Stock, respectively, in a March 1997 financing. Each of H&Q California and Messrs. Case and Rafner has agreed not to sell, transfer, assign, pledge or hypothecate such shares for a period of one year from the date of this Prospectus. The National Association of Securities Dealers has deemed the difference between the purchase price of those 87,412 shares ($5.72 per share) and the initial public offering price of the shares of the Company's Common Stock offered hereby to be additional underwriting compensation.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price was determined by negotiations between the Company and the Representatives. Among the factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

     This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the International Offering, to persons located in the United States.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Rogers & Wells, London, England. Members of the firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, own an aggregate of 26,223 shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company at December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................   F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996 and June 30, 1997
  (unaudited).........................................................................   F-3
Consolidated Statements of Operations for the years ended December 31, 1994, 1995 and
  1996 and for the six-month periods ended June 30, 1996 and 1997 (unaudited).........   F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December
  31, 1994, 1995 and 1996 and for the six-month period ended June 30, 1997
  (unaudited).........................................................................   F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and
  1996 and for the six-month periods ended June 30, 1996 and 1997 (unaudited).........   F-6
Notes to Consolidated Financial Statements............................................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
SCM Microsystems, Inc.:

     We have audited the accompanying consolidated balance sheets of SCM Microsystems, Inc. and subsidiaries (the Company) as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SCM Microsystems, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Palo Alto, California
March 31, 1997, except
  as to Note 10, which is
  as of September 5, 1997

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                     ASSETS

                                                               1995        1996
                                                              -------     -------      JUNE 30,
                                                                                         1997
                                                                                      -----------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $   739     $ 2,593       $10,942
  Accounts receivable, less allowance of $93, $210 and $160
     in 1995, 1996 and 1997, respectively...................    4,430       5,237         5,822
  Inventories...............................................    2,313       2,279         2,396
  Prepaid expenses..........................................      113         519           641
                                                              -------     --------     --------
     Total current assets...................................    7,595      10,628        19,801
Property and equipment, net.................................      476         818           850
Other assets, net...........................................       72          13            14
                                                              -------     --------     --------
                                                              $ 8,143     $11,459       $20,665
                                                              =======     ========     ========
                               LIABILITIES, REDEEMABLE CONVERTIBLE
                            PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Notes payable and current portion of long-term debt.......  $ 1,973     $ 5,896       $ 2,337
  Current portion of related party debt.....................       84       2,350            --
  Accounts payable..........................................    3,184       3,351         2,877
  Accrued payroll and related expenses......................      161         458           356
  Other accrued expenses....................................      573         360           537
                                                              -------     --------     --------
     Total current liabilities..............................    5,975      12,415         6,107
Notes payable and long-term debt, less current portion......    2,147          --            --
                                                              -------     --------     --------
     Total liabilities......................................    8,122      12,415         6,107
Redeemable convertible preferred stock; $0.001 par value;
  6,000,000 shares authorized in 1995 and 1996, 10,000,000
  shares authorized in 1997; 1,211,914 shares issued and
  outstanding in 1995 and 1996, and 3,944,495 shares issued
  and outstanding in 1997 (liquidation preference of $4,642
  and $21,768 in 1996 and 1997).............................    4,781       5,068        21,781
Stockholders' deficit:
  Convertible preferred stock, $0.001 par value; 854,038
     shares issued and outstanding..........................        1           1             1
  Common stock, $0.001 par value; 19,000,000 shares
     authorized in 1995 and 1996 and 40,000,000 shares
     authorized in 1997; 1,280,414 shares issued and
     outstanding in 1995 and 1996, and 1,866,710 shares
     issued and outstanding in 1997.........................        1           1             2
  Additional paid-in capital................................    2,010       2,387         2,446
  Deferred stock compensation...............................       --        (224)         (188)
  Accumulated deficit.......................................   (6,618)     (8,015)       (8,903)
  Cumulative translation adjustment.........................     (154)       (174)         (581)
                                                              -------     --------     --------
     Total stockholders' deficit............................   (4,760)     (6,024)       (7,223)
                                                              -------     --------     --------
Commitments and contingencies
                                                              $ 8,143     $11,459       $20,665
                                                              =======     ========     ========

          See accompanying notes to consolidated financial statements.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 SIX MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,                JUNE 30,
                                         ---------------------------------     --------------------
                                          1994        1995         1996         1996          1997
                                         -------     -------     ---------     -------       ------
                                                                                   (UNAUDITED)
Net sales..............................  $ 6,446     $18,066     $  21,520     $ 8,513       $9,983
Cost of sales..........................    5,087      15,771        14,880       6,171        6,126
                                         -------     --------      -------     -------       -------
     Gross profit......................    1,359       2,295         6,640       2,342        3,857
Operating expenses:
  Research and development.............    1,162       1,399         2,386       1,180        1,418
  Sales and marketing..................    1,224       2,057         3,230       1,408        2,013
  General and administrative...........      580       1,439         2,004         908        1,133
                                         -------     --------      -------     -------       -------
     Loss from operations..............   (1,607)     (2,600)         (980)     (1,154)        (707)
Interest income (expense)..............     (261)       (337)         (304)       (148)          58
Other..................................       --          11           174          56          239
                                         -------     --------      -------     -------       -------
     Net loss..........................   (1,868)     (2,926)       (1,110)     (1,246)        (410)
Accretion on redeemable convertible
  preferred stock......................       --        (139)         (287)       (143)        (478)
                                         -------     --------      -------     -------       -------
Net loss applicable to common
  stockholders.........................  $(1,868)    $(3,065)    $  (1,397)    $(1,389)      $ (888)
                                         =======     ========      =======     =======       =======
Pro forma net loss per share...........                          $   (0.25)                  $(0.13)
                                                                   =======                   =======
Shares used to compute pro forma net
  loss per common share................                              5,272                    7,018
                                                                   =======                   =======

          See accompanying notes to consolidated financial statements.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                       CONVERTIBLE
                     PREFERRED STOCK-                                                                                   TOTAL
                         SERIES A          COMMON STOCK      ADDITIONAL     DEFERRED                   CUMULATIVE    STOCKHOLDERS'
                     ----------------   ------------------    PAID-IN        STOCK       ACCUMULATED   TRANSLATION      EQUITY
                     SHARES    AMOUNT    SHARES     AMOUNT    CAPITAL     COMPENSATION     DEFICIT     ADJUSTMENT     (DEFICIT)
                     -------   ------   ---------   ------   ----------   ------------   -----------   -----------   ------------
Balances as of
  December 31,
  1993.............  854,038     $1     1,280,414     $1       $1,761        $   --        $(1,685)       $ (58)       $     20
Foreign currency
  translation
  adjustment.......       --     --            --     --           --            --             --         (180)           (180)
Net loss...........       --     --            --     --           --            --         (1,868)          --          (1,868)
                                 --                   --
                     -------            ---------              ------         -----        -------        -----         -------
Balances as of
  December 31,
  1994.............  854,038      1     1,280,414      1        1,761            --         (3,553)        (238)         (2,028)
Redeemable
  convertible
  preferred stock,
  Series B
  additional
  paid-in
  capital..........       --     --            --     --          249            --             --           --             249
Foreign currency
  translation
  adjustment.......       --     --            --     --           --            --             --           84              84
Net loss...........       --     --            --     --           --            --         (2,926)          --          (2,926)
Accretion on
  redeemable
  convertible
  preferred stock,
  Series B.........       --     --            --     --           --            --           (139)          --            (139)
                                 --                   --
                     -------            ---------              ------         -----        -------        -----         -------
Balance as of
  December 31,
  1995.............  854,038      1     1,280,414      1        2,010            --         (6,618)        (154)         (4,760)
Deferred
  compensation
  related to grants
  of stock
  options..........       --     --            --     --          377          (377)            --           --              --
Amortization of
  deferred employee
  compensation.....       --     --            --     --           --           153             --           --             153
Foreign currency
  translation
  adjustment.......       --     --            --     --           --            --             --          (20)            (20)
Net loss...........       --     --            --     --           --            --         (1,110)          --          (1,110)
Accretion on
  redeemable
  convertible
  preferred stock,
  Series B.........       --     --            --     --           --            --           (287)          --            (287)
                                 --                   --
                     -------            ---------              ------         -----        -------        -----         -------
Balances as of
  December 31,
  1996.............  854,038      1     1,280,414      1        2,387          (224)        (8,015)        (174)         (6,024)
Exercise of common
  stock options
  (unaudited)......       --     --       586,296      1           59            --             --           --              60
Amortization of
  deferred employee
  compensation
  (unaudited)......       --     --            --     --           --            36             --           --              36
Foreign currency
  translation
  adjustment
  (unaudited)......       --     --            --     --           --            --             --         (407)           (407)
Net loss
  (unaudited)......       --     --            --     --           --            --           (410)          --            (410)
Accretion on
  redeemable
  convertible
  preferred stock
  (unaudited)......       --     --            --     --           --            --           (478)          --            (478)
                                 --                   --
                     -------            ---------              ------         -----        -------        -----         -------
Balances as of June
  30, 1997
  (unaudited)......  854,038     $1     1,866,710     $2       $2,446        $ (188)       $(8,903)       $(581)       $ (7,223)
                     =======     ==     =========     ==       ======         =====        =======        =====         =======

          See accompanying notes to consolidated financial statements.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                     SIX MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,              JUNE 30,
                                                -------------------------------     -------------------
                                                 1994        1995        1996        1996        1997
                                                -------     -------     -------     -------     -------
                                                                                        (UNAUDITED)
Cash flows from operating activities:
  Net loss....................................  $(1,868)    $(2,926)    $(1,110)    $(1,246)    $  (410)
  Adjustments to reconcile net loss to net
     cash used in operating activities:
     Depreciation and amortization............       87         135         445         118         172
     Interest on subordinated stockholder
       loans converted to equity..............       --         242          --          --          --
     Amortization of deferred employee
       compensation...........................       --          --         153          --          36
     Changes in operating assets and
       liabilities:
       Accounts receivable....................     (472)     (2,816)       (991)        450        (956)
       Inventories............................   (1,020)       (800)        (75)        644        (162)
       Prepaid expenses.......................      (10)        (99)       (582)       (187)       (350)
       Accounts payable.......................      882       1,983         370        (812)        (79)
       Accrued expenses.......................      332         390         116         104          70
                                                -------     -------     -------      ------      ------
          Net cash used in operating
            activities........................   (2,069)     (3,891)     (1,674)       (929)     (1,679)
                                                -------     -------     -------      ------      ------
Cash flows used in investing activities --
  capital expenditures........................     (194)       (524)       (643)       (318)       (265)
                                                -------     -------     -------      ------      ------
Cash flows from financing activities:
  Proceeds from notes payable.................       --       1,253       5,011       3,289          --
  Payments on notes payable...................      (17)         --      (1,531)     (1,702)     (1,290)
  Proceeds from long-term debt................    2,470       1,509          --          --          --
  Principal payments on long-term debt........      (58)        (59)         --          --         (63)
  Proceeds from issuance of equity............       --       2,441          --          --      12,148
  Proceeds from line of credit................       --          --       1,000          --          --
                                                -------     -------     -------      ------      ------
          Net cash provided by financing
            activities........................    2,395       5,144       4,480       1,587      10,795
                                                -------     -------     -------      ------      ------
Effect of exchange rates on cash..............     (180)        (60)       (309)       (173)       (502)
                                                -------     -------     -------      ------      ------
Net (decrease) increase in cash and cash
  equivalents.................................      (48)        669       1,854         167       8,349
Cash and cash equivalents at beginning of
  period......................................      118          70         739         739       2,593
                                                -------     -------     -------      ------      ------
Cash and cash equivalents at end of period....  $    70     $   739     $ 2,593     $   906     $10,942
                                                =======     =======     =======      ======      ======
Supplemental disclosures of cash flow
  information:
  Cash paid during the period -- interest.....  $    79     $   191     $   313     $   147     $    65
                                                =======     =======     =======      ======      ======
  Noncash financing activity -- conversion of
     notes payable and accrued interest to
     redeemable preferred stock...............  $    --     $ 2,301     $    --     $    --     $ 4,240
                                                =======     =======     =======      ======      ======

          See accompanying notes to consolidated financial statements.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1995 AND 1996
         (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1996 AND 1997 IS UNAUDITED.)

1.  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company

     SCM Microsystems designs, develops and sells standards-compliant hardware, firmware and software products and technologies used in smart card and other token-based network security and conditional access systems. The Company currently sells its products to a number of OEM customers. The Company maintains its U.S. headquarters in California and maintains its international headquarters in Germany.

     During 1994, the Company began emphasizing security and access products. The Company made the final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing its exit from this business.

  Reincorporation

     From inception in 1990 until December 1996, the Company was incorporated in Germany. During 1993, the Company formed a U.S. subsidiary which is incorporated in Delaware.

     In December 1996, the Company incorporated a holding company in the state of Delaware and entered into a stock exchange agreement with the stockholders of the German corporation. The Board of Directors approved an exchange of one share in the German corporation for 6.4021 shares in the new Delaware corporation which effected a 6.4021 for 1 stock split of common and preferred stock. The Certificate of Incorporation of the Delaware corporation authorizes 19,000,000 shares of common stock at $0.001 par value per share and 6,000,000 shares of preferred stock at $0.001 par value per share. The accompanying consolidated financial statements have been retroactively restated to give effect to the reincorporation and stock split.

  Registration Statement

     In December 1996, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of the Company's common stock in connection with a proposed initial public offering (IPO). If the offering is consummated under the terms presently anticipated, all the currently outstanding shares of preferred stock will automatically convert into 4,798,533 shares of common stock upon the effectiveness of the proposed IPO. The conversion of the preferred stock has been reflected in the unaudited pro forma stockholders' deficit as of June 30, 1997 (see Note 11).

  Principles of Consolidation

     The accompanying consolidated financial statements include those of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

         (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1996 AND 1997 IS UNAUDITED.)

  Cash Equivalents

     The Company considers all highly liquid investments with a remaining maturity of three months or less at the date of acquisition to be cash equivalents.

  Concentration of Credit Risk

     The Company sells its products to a diversified group of customers which are typically large OEM computer manufacturers located mainly in the United States and Europe. The Company extends credit based on an evaluation of each customer's financial condition and generally requires no collateral from its customers. Credit losses, if any, have been provided for in the consolidated financial statements and have been within management's expectation.

  Inventories

     Inventories are stated at the lower of cost or market, using the first-in, first-out method.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the useful lives of the respective assets or the lease term, generally three to seven years. During 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long Lived Assets and Long Lived Assets to Be Disposed Of. The adoption of SFAS No. 121 did not have a material effect on the Company's consolidated financial position or operating results.

  Fair Value of Financial Instruments

     The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable, and accounts payable approximate their respective fair values due to the short maturities of these instruments. The fair value of the Company's notes payable, notes payable to related parties, and long-term related party debt is not determinable as it is uncertain at what value the Company could settle such financing or obtain replacement financings.

  Revenue Recognition

     Revenue from product sales is recognized upon product shipment. Provisions for estimated warranty repairs and returns and allowances are provided for at the time products are shipped. Nonrecurring engineering contract revenue is recognized using the percentage of completion method.

  Stock-Based Compensation

     The Company accounts for its stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the fair value of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which requires entities to provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair value-based method defined in SFAS No. 123 had been applied.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

         (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1996 AND 1997 IS UNAUDITED.)

  Income Taxes

     Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Foreign Currency Translation

     The functional currency of the Company's foreign subsidiary is the local foreign currency. The Company translates the assets and liabilities of its foreign subsidiary to U.S. dollars at the rates of exchange in effect at the end of the year. Net sales and expenses are translated at the average rates of exchange for the year. Translation gains and losses are included in stockholders' deficit in the consolidated balance sheets. Gains and losses resulting from foreign currency transactions denominated in a currency other than the functional currency are included in income and have not been significant to the Company's consolidated operating results in any period.

  Pro Forma Net Loss Per Share

     Pro forma net loss per share data is based on the weighted-average number of shares of common stock and, when dilutive, common equivalent shares from stock options and warrants outstanding, using the treasury stock method, and convertible preferred stock and notes payable on an "as if converted" basis.

     Pursuant to certain SEC Staff Accounting Bulletins, common stock, convertible preferred stock and convertible notes payable issued for consideration below the assumed IPO price and stock options granted and warrants issued with exercise prices below the assumed IPO price during the 12-month period prior to the date of the initial filing of the registration statement, even when antidilutive, have been included in the calculation of pro forma net loss per share, using the treasury stock method based on the assumed IPO price, as if they were outstanding for all periods presented.

     The Financial Accounting Standards Board recently issued SFAS No. 128, Earnings Per Share. SFAS No. 128 requires the presentation of basic earnings per share (EPS) and, for companies with complex capital structures, diluted EPS. SFAS No. 128 is effective for annual and interim periods ending after December 15, 1997. The Company expects that for profitable periods basic EPS will be higher than earnings per share as presented in the accompanying financial statements and diluted EPS will not differ materially from earnings per share as presented in the accompanying consolidated financial statements. Computations for loss periods should not change significantly.

  Unaudited Interim Consolidated Financial Statements

     The unaudited interim consolidated financial statements as of June 30, 1997, and for the six months ended June 30, 1996 and 1997, have been prepared on substantially the same basis as the audited consolidated financial statements, and in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

         (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1996 AND 1997 IS UNAUDITED.)

  Recent Accounting Pronouncements

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. It does not, however, require a specific format for the statement, but requires the Company to display an amount representing total comprehensive income for the period in that financial statement. The Company is in the process of determining its preferred format. This statement is effective for fiscal years beginning after December 15, 1997.

     In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The Statement establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. This Statement is effective for financial statements for periods beginning after December 31, 1997. The Company has not yet determined whether it has any separately reportable business segments.

2. BALANCE SHEET COMPONENTS

     A summary of balance sheet components is as follows (in thousands):

                                                          DECEMBER 31,
                                                        -----------------     JUNE 30,
                                                         1995       1996        1997
                                                        ------     ------     ---------
        Inventories:
          Raw materials...............................  $  945     $1,615      $ 1,131
          Work in process.............................     241         --           --
          Finished goods..............................   1,127        664        1,265
                                                        ------     ------       ------
                                                        $2,313     $2,279      $ 2,396
                                                        ======     ======       ======
        Property and equipment:
          Furniture, fixtures, and office equipment...  $  570     $1,070      $ 1,143
          Purchased software..........................     109        204          289
                                                        ------     ------       ------
                                                           679      1,274        1,432
          Less accumulated depreciation...............     203        456          582
                                                        ------     ------       ------
                                                        $  476     $  818      $   850
                                                        ======     ======       ======

3. NOTES PAYABLE, LONG-TERM DEBT, AND RELATED PARTY DEBT

     Notes payable and long-term debt consisted of the following (in thousands):

                                                          DECEMBER 31,
                                                        -----------------     JUNE 30,
                                                         1995       1996        1997
                                                        ------     ------     ---------
        Nonconvertible loans..........................  $2,070     $2,580      $ 2,294
        Notes payable to banks........................   2,050        357           43
        Convertible notes payable, Series C...........      --      1,959           --
        Line of credit................................      --      1,000           --
                                                        ------     ------          ---
                                                         4,120      5,896        2,337
        Less current portion..........................   1,973      5,896        2,337
                                                        ------     ------          ---
             Notes payable and long-term debt, less
               current portion........................  $2,147     $   --      $    --
                                                        ======     ======          ===

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

         (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1996 AND 1997 IS UNAUDITED.)

     Related party debt consisted of the following (in thousands):

                                                             DECEMBER 31,         JUNE
                                                           -----------------      30,
                                                            1995       1996       1997
                                                           ------     ------     ------
        Convertible notes payable Series C -- related
          party..........................................  $   --     $  627     $   --
        Convertible notes payable Series D -- related
          party..........................................      --      1,654         --
        Stockholder loans................................      84         69         --
                                                           ------     ------     ------
                                                               84      2,350
        Less current portion.............................      84      2,350
                                                           ------     ------     ------
             Long-term related party debt, less current
               portion...................................  $   --     $   --     $   --
                                                           ======     ======     ======

  Nonconvertible Loans

     In October 1993, the Company's German subsidiary entered into a Deutsche Mark (DM) 1,000,000 loan agreement, bearing interest at 5% per annum, expiring on December 31, 2003. In June 1995, the Company entered into an additional DM 3,000,000 loan agreement with the same party, bearing interest at 6% per annum, expiring on December 31, 2005. DM 2,000,000 was drawn under this second agreement in June 1995, and the remaining DM 1,000,000 was drawn on April 2, 1996. The terms of these agreements also provide the lender with the option to request an additional compensation of 25% of the then outstanding loan amount after the fifth year of each of the respective agreements or upon early termination of the loans by the Company. The Company may terminate this agreement at the end of each half year with three months notice. The outstanding balance on these loans was $2,070,000, $2,580,000, and $2,294,000 as of December 31, 1995 and 1996, and June 30, 1997, respectively.

     In May 1997, the Company and the lender resolved the additional compensation arrangement in exchange for a warrant to purchase 138,000 shares of the Company's Common Stock at a price of $5.72 per share. The fair value of these warrants was not significant.

  Notes Payable to Banks

     Notes payable to banks bear interest at 10% and are guaranteed by certain stockholders of the Company.

  Stockholder Loans

     Loans from stockholders accrue interest at 8.5% per annum. These loans from stockholders are due on demand.

  Line of Credit

     In April 1996, the Company entered into a $2,500,000 revolving line of credit agreement expiring in August 1997. The facility bears interest at the bank's prime rate plus 1.5%, reduced to 1.0% under certain profitability conditions contained in the agreement (9.25% as of December 31, 1996). The agreement contains certain financial covenants and is secured by all assets of the Company. As of December 31, 1996, the Company had outstanding borrowings of $1,000,000 under this agreement.

     The Company also has DM 4,500,000 in foreign lines of credit and other bank facilities. These facilities bear interest at 8.0% to 8.75% and expire on various dates through March 1998. As of December 31, 1996, there were no borrowings under these lines.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

         (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1996 AND 1997 IS UNAUDITED.)

  Convertible Notes Payable, Series B

     In August 1994, certain stockholders advanced the Company loans totaling $2,059,000. In June 1995, these loans and accrued interest of approximately $242,000 were converted into Series B preferred stock.

  Convertible Notes Payable, Series C

     In February 1996, the Company's German subsidiary entered into a loan agreement for DM 4,009,000. The loan bears interest at 4% per annum and is convertible into 653,642 shares of Series C preferred stock. The outstanding balance of this loan as of December 31, 1996, was $1,959,000 payable to third parties and $627,000 payable to stockholders. In accordance with the provisions of the loan agreement, the loan was converted into 653,642 shares of Series C preferred stock in March 1997.

  Convertible Notes Payable, Series D

     In December 1996, the Company's German subsidiary entered into a loan agreement for a total of DM 3,179,000 with stockholders of which DM 2,564,000 was tendered at year-end. The loan agreement includes a conversion option which may be exercised after June 30, 1997, and expires on December 31, 1997. Under the terms of the agreement, the loan, if not converted, becomes payable on demand. Under the agreement, the debt automatically converts to common stock in the event of certain events including an IPO of equity securities. The loan bears no interest and is convertible into 377,580 shares of Series D preferred stock. Under the terms of this agreement, if the conversion option is not exercised by December 31, 1997, the loan will bear interest at 12% per annum from the date of issue. The outstanding balance of this loan as of December 31, 1996, was $1,654,000. In March 1997, the loan was converted into 377,580 shares of Series D preferred stock.

     In connection with this loan agreement, the Company issued 22,652 warrants to purchase Series D preferred stock at $5.72 per share. The fair value of these warrants was not significant.

4. STOCKHOLDERS' DEFICIT

  Convertible Preferred Stock

     As of December 31, 1996, the Company was authorized to issue 6,000,000 shares of convertible preferred stock, with a par value of $0.001. The Company has designated 854,038 shares as convertible Series A and 1,211,914 shares as convertible Series B.

     In March 1997, the Company issued 388,284 shares of Series D redeemable convertible preferred stock for proceeds of $2,221,000 and 463,285 shares of Series E redeemable convertible preferred stock for proceeds of $2,650,000. In April 1997, the Company issued 849,790 shares of Series F redeemable convertible preferred stock (see Note 10).

     The rights and preferences of the holders of preferred stock are as follows:

     - Holders of preferred stock are entitled to noncumulative dividends when and as declared by the Company's Board of Directors. Dividends are distributable among all holders of preferred stock and common stock in proportion to the number of shares of common stock which would be held by each such holder if all shares of preferred stock were converted into common stock.

     - Holders of Series B, C, D, E and F preferred stock have a liquidation preference of $3.83, $4.29, $5.72, $5.72 and $8.58 per share, respectively, plus any declared but unpaid dividends.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

         (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1996 AND 1997 IS UNAUDITED.)

     - Holders of Series A, B, C, D, E and F preferred stock may convert all or part of their shares at any time after the date of issuance into such number of shares of common stock as is determined by dividing $1.75, $3.83, $4.29, $5.72, $5.72 and $8.58, respectively, by the conversion price in effect at the time.

     - Holders of Series B, C, D, E and F preferred stock have the right to require the Company to redeem the then outstanding shares if the Company has not made a public offering of its common stock pursuant to an effective registration statement under the Securities Act of 1933 on or before June 30, 1999, February 28, 2000, December 31, 2001, February 28, 2002 and March 28, 2002, respectively. An amount equal to the respective shares' liquidation preference plus 6% compounded interest per annum on such amount from the date of issuance shall be paid to the holders of such preferred stock subject to certain provisions of the stock purchase agreement.

     In connection with the issuance of Series D redeemable convertible preferred stock, the Company issued 28,539 warrants to purchase Series D preferred stock at $5.72 per share to a stockholder. The fair value of these warrants was not significant.

  Stock Options

     In October 1995, the Company authorized issuance of 376,443 options. The options generally vest over a 4-year period, 25% vesting on the first anniversary date of the employees' date of employment and 1/48th vesting each additional full month thereafter, and are exercisable for a term of 10 years after issuance. During July 1996, the number of shares authorized to be issued was increased to 1,030,097 shares.

     In April 1997, the Company's stockholders approved the 1997 Stock Plan and the 1997 Director Option Plan (see Note 10).

     Stock option activity during the periods indicated is as follows:

                                                                   OUTSTANDING OPTIONS
                                                                 -----------------------
                                                                               WEIGHTED
                                                    SHARES                      AVERAGE
                                                   AVAILABLE     NUMBER OF       PRICE
                     OPTION HISTORY                FOR GRANT      SHARES       PER SHARE
        -----------------------------------------  ---------     ---------     ---------
        Balance as of January 1, 1995............         --           --        $  --
          Shares reserved........................    376,443           --
          Options granted........................   (281,686)     281,686         0.10
                                                    --------     --------
        Balance as of December 31, 1995..........     94,757      281,686         0.10
          Shares reserved........................    653,654           --
          Options granted........................   (733,657)     733,657         0.10
          Options canceled.......................     81,626      (81,626)        0.10
                                                    --------     --------
        Balance as of December 31, 1996..........     96,380      933,717         0.10
          Shares assumed under 1997 stock
             plans...............................    (96,380)          --
          Shares reserved under 1997 stock plans   1,050,000
          Options granted........................   (345,400)     345,400         7.38
          Options canceled.......................     26,895      (26,895)        0.10
          Options exercised......................         --     (586,296)        0.10
                                                    --------     --------
        Balance as of June 30, 1997..............    731,495      665,926        $3.87
                                                    ========     ========

     As of December 31, 1996, 480,414 options were fully vested and exercisable.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

         (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1996 AND 1997 IS UNAUDITED.)

     The Company accounts for stock-based compensation in accordance with APB Opinion No. 25 and, accordingly, no compensation cost has been recognized for its stock options in the accompanying consolidated financial statements because the fair value of the underlying common stock equals or exceeds the exercise price of the stock options at the date of grant, except with respect to the options and restricted stock granted in July and October 1996. The Company has recorded deferred stock compensation of $377,000 for the difference at the grant date between the exercise price and the fair value, as determined by an independent valuation, of the restricted stock and the common stock underlying the options. This amount is being amortized on the straight-line basis over the vesting period of the individual options and restricted stock, generally four years. For the year ended December 31, 1996, the Company expensed approximately $153,000 of the deferred stock compensation reflecting the commencement of vesting from the date of employment. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's compensation charge would have been $145,000, and the Company's net loss would have been changed to the pro forma amounts indicated below (in thousands):

                                                                1995        1996
                                                               -------     -------
            Net loss:
              As reported....................................  $(2,926)    $(1,110)
              Pro forma......................................   (2,926)     (1,110)

     The per share weighted-average fair value of stock options granted during 1995 and 1996 was $0.02 and $0.54, respectively, on the date of grant using the minimum value method with the following weighted-average assumptions:
1995 -- expected dividend yield 0.0%, risk-free interest rate of 5.79%, and expected life of 4 years; 1996 -- expected dividend yield 0.0%, risk-free interest rate of 6.32%, and expected life of 4 years.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

         (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1996 AND 1997 IS UNAUDITED.)

5. GEOGRAPHIC INFORMATION

     Information regarding operations in different geographic regions is as follows (in thousands):

                                                   YEARS ENDED
                                                  DECEMBER 31,               JUNE 30,
                                           ---------------------------   -----------------
                                            1994      1995      1996      1996      1997
                                           -------   -------   -------   -------   -------
        Net sales to unaffiliated
          customers:
          Europe.........................  $ 5,319   $ 8,848   $11,289   $ 4,581   $ 6,890
          United States..................    1,127     9,218    10,231     3,932     3,093
                                           -------   -------   -------    ------   -------
                                           $ 6,446   $18,066   $21,520   $ 8,513   $ 9,983
                                           =======   =======   =======    ======   =======
        Transfers between geographic
          areas
          (eliminated in consolidation):
          Europe.........................  $ 1,207   $ 8,608   $ 6,241   $ 1,968   $ 1,805
          United States..................       --        --        --        --       149
                                           -------   -------   -------    ------   -------
                                           $ 1,207   $ 8,608   $ 6,241   $ 1,968   $ 1,954
                                           =======   =======   =======    ======   =======
        Income (loss) from operations:
          Europe.........................  $  (683)  $  (907)  $(1,144)  $(1,053)  $   211
          United States..................     (924)   (1,693)      164      (101)     (918)
                                           -------   -------   -------    ------   -------
                                           $(1,607)  $(2,600)  $  (980)  $(1,154)  $  (707)
                                           =======   =======   =======    ======   =======
        Identifiable assets:
          Europe.........................  $ 2,532   $ 4,168   $ 6,912             $ 7,270
          United States..................      920     3,975     4,547              13,395
                                           -------   -------   -------             -------
                                           $ 3,452   $ 8,143   $11,459             $20,665
                                           =======   =======   =======             =======

     The Company's European operations are in Germany and France. Intercompany transfers between geographic areas are accounted for using the transfer prices in effect for subsidiaries.

6. INCOME TAXES

     As of December 31, 1996, SCM Microsystems GmbH had German net operating loss carryforwards of approximately $4,600,000, which can be used to offset GmbH's income. The German net operating loss carryforwards can be carried forward indefinitely.

     SCM Microsystems, Inc. had net operating loss carryforwards of approximately $1,900,000 and $800,000 for federal and California income tax purposes, respectively. The federal net operating loss carryforwards will expire in the years 2008 through 2010. The California net operating loss carryforwards will expire in the years 1998 through 2000.

     Federal and California tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in the ownership of the Company, which constitutes an "ownership change" as defined by the Internal Revenue Code, Section 382. An ownership change occurred in 1996, resulting in the U.S. subsidiary's federal and California net operating loss carryforwards being subject to an annual limitation of approximately $340,000. Any unused annual limitations may be carried forward to increase the limitations in subsequent years.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

         (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1996 AND 1997 IS UNAUDITED.)

     The domestic and foreign components of net income (loss) before income taxes are as follows (in thousands):

                                                           YEARS ENDED DECEMBER 31,
                                                        -------------------------------
                                                         1994        1995        1996
                                                        -------     -------     -------
        Domestic....................................    $  (924)    $(1,693)    $   133
        Foreign.....................................       (944)     (1,233)     (1,243)
                                                        -------     -------     -------
                  Net loss..........................    $(1,868)    $(2,926)    $(1,110)
                                                        =======     =======     =======

     The Company has a deferred tax asset as of December 31, 1995 and 1996, of approximately $1,100,000 and $2,200,000, which is fully offset by a valuation allowance. The deferred tax asset principally results from the net operating loss carryforwards. The Company has provided a valuation allowance due to the uncertainty of generating future profits that would allow for the realization of such deferred tax assets.

7. COMMITMENTS

     The Company leases its facilities, certain equipment, and automobiles under noncancelable operating lease agreements. These lease agreements expire at various dates during the next four years. Rent expense was $251,000, $343,000, and $467,000 in 1994, 1995, 1996, respectively.

     Future minimum lease payments under noncancelable operating leases are as follows as of December 31, 1996 (in thousands):

                                   YEARS ENDING
                                   DECEMBER 31,
                --------------------------------------------------
                   1997...........................................    $  440
                   1998...........................................       399
                   1999...........................................       303
                   2000...........................................        54
                                                                      ------
                          Total minimum lease payments............    $1,196
                                                                      ======

8. RELATED PARTY TRANSACTIONS

     The Company purchased inventory under transactions negotiated on a basis comparable to an arm's length basis totaling $3,478,000 and $3,294,000 in 1995 and 1996, respectively, from a stockholder. Included in accounts payable are amounts owed this stockholder of $925,000 and $396,000 as of December 31, 1995 and 1996, respectively.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

         (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1996 AND 1997 IS UNAUDITED.)

9. MAJOR CUSTOMERS AND SALES INFORMATION

     A summary of the net sales to major customers that exceeded 10% of total net sales during each of the years in the three-year period ended December 31, 1996, and the amount due from these customers as of December 31, 1996, follows (accounts receivable in thousands):

                                                                                  ACCOUNTS
                                                      1994     1995     1996     RECEIVABLE
                                                      ----     ----     ----     -----------
        Customer 1................................      --       --       12%      $   346
        Customer 2................................      --       --       11%        1,326
        Customer 3................................      --       17%      --            --
        Customer 4................................      --       16%      --            --
        Customer 5................................      12%      --       --            --
        Customer 6................................      11%      --       --           109

     During 1994, 1995, and 1996, net sales of PCMCIA peripheral products amounted to 78%, 31%, and 23%, respectively, of sales. As discussed in Note 1, during 1996, the Company phased out of these products.

10. SUBSEQUENT EVENTS

  Series F Preferred Stock Financing

     In April 1997, the Company issued 849,790 shares of Series F redeemable convertible preferred stock for proceeds of $6,991,199, of which 34,965 shares are subject to repurchase rights. The rights and preferences of Series F preferred stock are substantially the same as the rights and preferences underlying the holders of Series B, C, D, and E preferred stock with the following exceptions:

     - The liquidation preference of Series F shall be $8.58.

     - Holders of Series F preferred stock may convert all or part of their shares at any time after the date of issuance into such number of shares of common stock as is determined by dividing $8.58 by the conversion price in effect at the time.

     - Holders of Series F preferred stock have the right to require the Company to redeem the then outstanding shares if the Company has not made a public offering of its common stock pursuant to an effective registration statement under the Securities Act of 1933 on or before March 28, 2002.

     Pursuant to the terms of the Series F Preferred Stock Purchase Agreement, the Company issued a warrant for the purchase of an additional 194,930 shares of Series F preferred stock at a price of $8.58 per share to one of the purchasers of Series F preferred stock (the warrant holder). This warrant was issued as partial consideration for the warrant holder entering into a Development and Supply Agreement with the Company, which was executed effective April 30, 1997. The fair value of these warrants was not significant. The warrants expired unexercised on June 30, 1997.

     In conjunction with the designation of Series F preferred stock, the Company approved an increase to the authorized number of shares of common stock and preferred stock to 40,000,000 shares and 10,000,000 shares, respectively.

  Legal Proceedings

     The Company has been notified by Smith Corona Corporation ("Smith Corona") that Smith Corona believes that the "SCM" in the Company's name, logo and a certain product name infringe a trademark held by Smith Corona and that the Company has engaged in unfair competition. The Company believes that it has

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

         (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1996 AND 1997 IS UNAUDITED.)

defenses to Smith Corona's claim and has so notified Smith Corona. In the event that Smith Corona were to initiate legal proceedings against the Company with respect to this matter, the Company would vigorously defend the action. Defending any action can be costly and time consuming regardless of the outcome and, as with any litigation matter, there can be no assurance that the outcome of any such dispute would be favorable to the Company. An unfavorable outcome in the matter could subject the Company to monetary damages and may result in the Company having to change its name and logo, which would require the Company to incur costs related thereto and may result in a loss of the goodwill associated with its name and logo.

     In April 1997, Gemplus served the Company with a complaint alleging that certain of the Company's products infringe certain claims of a French patent held by Gemplus. In September 1997, the Company entered into a license agreement and memorandum of understanding, and settled this dispute, with Gemplus. In connection with these transactions, the Company issued warrants to Gemplus to purchase up to 200,000 shares of Common Stock at an exercise price of $13.00 per share and up to 200,000 shares of Common Stock at an exercise price of $14.00 per share. The Company also agreed to sell 200,000 shares of Common Stock to Gemplus at a purchase price of $9.00 per share

  Employee Stock Plans

     1997 Stock Plan

     In April 1997, the Company's stockholders approved the 1997 Stock Plan (the 1997 Plan) under which employees and consultants may be granted incentive or nonqualified stock options for the purchase of the Company's common stock and stock purchase rights. Unless terminated sooner, the 1997 Plan will terminate automatically in 2007. A total of 1,000,000 shares of common stock are currently reserved for issuance pursuant to the 1997 Plan.

     1997 Employee Stock Purchase Plan

     In April 1997, the Company's stockholders approved the 1997 Employee Stock Purchase Plan which authorizes the issuance of up to 175,000 shares of the Company's common stock. The plan permits eligible employees to purchase common stock through payroll deductions at a purchase price of 85% of the lower of fair market value of the common stock at the beginning or end of each offering period.

     1997 Director Option Plan

     In April 1997, the Company's stockholders approved the 1997 Director Option Plan (the Director Plan). A total of 50,000 shares of common stock has been reserved for issuance under the Director Plan. Each outside director of the Company will automatically be granted an option to purchase up to 10,000 shares of common stock upon the effective date of the Director Plan and will automatically be granted annual subsequent options to purchase additional shares of common stock under the Director Plan. The price of stock purchased under the Director Plan is 100% of the fair market value of the common stock as of the grant date.

     August 1997 Stock Option Grants

     On August 11, 1997, the Company granted to certain employees options to purchase 351,500 shares of common stock with an exercise price of $9.50.

                    SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

         (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1996 AND 1997 IS UNAUDITED.)

11. PRO FORMA INFORMATION (UNAUDITED)

     The following table reflects the pro forma adjustments in the accompanying consolidated balance sheet (in thousands):

                                                                        JUNE 30, 1997
                                                         --------------------------------------------
                                                         HISTORICAL      ADJUSTMENTS        PRO FORMA
                                                         ----------                         ---------
                                                         --------------------------------------------
                                                                         (UNAUDITED)
Current assets:
  Cash.................................................   $ 10,942       $      --           $10,942
  Other current assets.................................      8,859              --             8,859
                                                           -------        --------           -------
     Total current assets..............................     19,801                            19,801
Other noncurrent assets................................        864              --               864
                                                           -------        --------           -------
     Total assets......................................   $ 20,665       $      --           $20,665
                                                           =======        ========           =======
Total liabilities......................................   $  6,107       $      --           $ 6,107
Redeemable convertible preferred stock.................     21,781         (21,781)(a)            --
Stockholders' equity (deficit):
  Convertible preferred stock..........................          1              (1)(b)            --
  Common stock.........................................          2               5(a)(b)           7
  Additional paid-in capital...........................      2,446          21,777(a)(b)      24,223
  Deferred stock compensation..........................       (188)             --              (188)
  Accumulated deficit..................................     (8,903)             --            (8,903)
  Cumulative translation adjustment....................       (581)             --              (581)
                                                           -------        --------           -------
     Total stockholders' equity (deficit)..............     (7,223)         21,781            14,558
                                                           -------        --------           -------
          Total liabilities and stockholders' equity
            (deficit)..................................   $ 20,665       $      --           $20,665
                                                           =======        ========           =======

---------------

(a) Gives effect to the conversion of the Company's Series B, C, D, E, and F redeemable convertible preferred stock into 1,211,914, 653,642, 765,864, 463,285, and 849,790 shares, respectively, of common stock.

(b) Gives effect to the conversion of the Company's convertible preferred Series A stock into 854,038 shares of common stock.

                      APPENDIX - DESCRIPTION OF GRAPHICS


                               INSIDE FRONT COVER

DESCRIPTION:

         Photo of SwapBox product with caption "SwapBox PC Card Adaptors"

         Photo of SwapAccess product and smart card with caption "SwapAccess Digital Video Broadcast--Conditional Access Modules

         Photo of SwapSmart product and smart card with caption "SwapSmart Smart Card Readers"

         Image of SmartOS logo with caption: "SmartOS Universal Smart Card Interface Architecture"

TEXT

        SCM Microsystems Logo;

        Securing Access to Digital Information

        Today's world increasingly relies upon computer networks, the Internet and intranets and direct broadcast systems to access information, entertainment and data in a digital form and to conduct electronic commerce. This increasing proliferation and reliance upon digital data has caused data security to become a paramount concern.

        SCM Microsystems provides OEMs with key standards-compliant enabling hardware, firmware and software products and technologies for smart card and other token-based network security systems and conditional access to DVB content and services.


                              GATEFOLD - FIRST PAGE

DESCRIPTION:

        Photo of SwapAccess product with smart card. Caption: "Video Digital Video Broadcast"

        Graphic of video screen showing scrambled video image, television set-top box with SmartAccess and smart card leading to clear video image on screen. Caption: "Scrambled incoming digital video broadcasts are received by the set-top box. The SCM Microsystems DVB-CAM verifies authorization via the subscriber's smart card, descrambles the video signal and provides output for viewing. "

        Graphic of set-top box with SwapAccess and analog television; and digital television with SmartAccess and smart card fitting into television. Caption: "Integrated digital TV set."

TEXT

        SCM Microsystems smart card technology secures a wide range of applications today . . .

        SCM Microsystems' SwapAccess Digital Video Broadcast-Conditional Access Module (DVB-CAM) provides a cost-effective means of controlling access to digital broadcasts through the use of a PC Card which utilizes a smart card to authorize, access, and initiate real-time, high-bandwidth video decryption. SwapAccess can be used in any DVB-CI or NRSSB compliant "open" set-top box.


                             GATEFOLD -- SECOND PAGE

DESCRIPTION:

         Photo of SwapSmart and smart card.

         Photo of SwapBox.

         Image of personal computers linked through Internet (or other network structure), with SCM Microsystems' products securing and unsecuring data.

TEXT

         PC Data Security and Access Control

         SCM Microsystems offers a range of smart card and PC Card-based solutions that enable enterprises to protect vital digital data, yet still provide authorized individuals with easy and secure access.

         SCM Microsystems' solutions secure data before it is sent across LANs, public switched networks and the Internet to its destination, where it is unlocked for use. Only the sender and the intended recipient can access the data.

         . . . and provides solution for emerging data platforms of tomorrow.






                                   PAGE 30

                        The Data Security "Patchwork"

DESCRIPTION:

        These graphics depict numerous icons representing laptop computers, servers, firewalls and clouds (representing the internet and other networks), each with a caption identifying the particular icon, and all of which are tied to each other by solid, connecting lines.

TEXT


        Information Sources and Types of Users Seeking Access

        Websites and other information sources which include applets and push technologies.

        Enterprise websites and limited network access sought by external users such as customers and vendors.

        Full network access sought by mobile and remote employees.


                                   PAGE 33


                      Securing Digital Video Broadcasts

DESCRIPTION:

        These graphics depict a satellite receiving a television signal, the forwarding of the signal to a set-top box containing a smart card and the continuation of the signal to a television.

TEXT

        The text describes the process depicted by the graphics.

        1. Set-top box receives DVB signal
        2. Set-top box transfers MPEG2 data to
           Conditional Access Model ("CAM")
        3. CAM checks Smart Card for authorization to view broadcast
        4. If card is accepted, CAM descrambles MPEG2 data
        5. Set-top box decodes MPEG2 data and provides output for standard TVs and VCRs.

        Enables services such as:
        -- Video-on-Demand
        -- Home Banking
        -- Pay-Per-View
        -- Interactive Video and Games
        -- Home Shopping


                                INSIDE BACK COVER

DESCRIPTION:

         Lap top personal computer, palm-top computer, computer key board, desk top personal computer, SmartOS logo and four smart cards labeled:
         "memory," "cryptographic," "microprocessor" and "any other."


TEXT

         SCM Microsystems' open systems-based smart card interface architecture (Smart OS(TM)) allows OEMs to integrate smart card support cost-effectively within desktop, notebook or network computers and peripheral devices. The SmartOS solution allows integrators to utilize only essential components to control cost and maximize design flexibility. Many hardware designs, such as a keyboard or network computer, may already incorporate a controller chip, but lack an interface unit and firmware for the completion of a smart card reader solution. Instead of being forced to purchase all components, the SmartOS solution offers just those components an integrator needs and those tools necessary for the quick implementation of smart card readers at a minimum cost.

         SmartOS(TM) provides support for most smart cards. SmartOS-based products can be upgraded through software to support additional smart cards, operating systems, applications and evolving industry standards.

============================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE UNDERWRITERS OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, OF ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                         ------------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................     3
Risk Factors...............................     6
Use of Proceeds............................    16
Dividend Policy............................    16
Capitalization.............................    17
Dilution...................................    18
Selected Consolidated Financial Data.......    19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................    20
Business...................................    29
Management.................................    45
Certain Transactions.......................    52
Principal and Selling Stockholders.........    53
Description of Capital Stock...............    55
Shares Eligible for Future Sale............    57
Underwriting...............................    58
Legal Matters..............................    61
Experts....................................    61
Additional Available Information...........    61
Index to Consolidated Financial
  Statements...............................   F-1

                         ------------------------------

  UNTIL OCTOBER 31, 1997 (25 DAYS AFTER THE DATE OF THE PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
============================================================
============================================================

                                3,370,000 Shares

                                      LOGO

                                  Common Stock

                         ------------------------------
                                   PROSPECTUS
                         ------------------------------
                                COWEN & COMPANY

                               HAMBRECHT & QUIST

                                October 6, 1997

============================================================

                                        Filed pursuant to Rule 424(b)(4)
                                        Registration Statement No. 333-29073

PROSPECTUS

                                3,370,000 Shares

                                      LOGO

                                  Common Stock
                         -----------------------------

     Of the 3,370,000 shares of Common Stock offered, 750,000 shares are being offered hereby in an international offering outside the United States and Canada (the "International Offering") and 2,620,000 shares are being offered in a concurrent offering in the United States and Canada (the "U.S. Offering"), subject to transfers of shares between the International Underwriters and U.S. Underwriters (collectively, the "Underwriters"). The initial public offering price and the aggregate underwriting discount per share are identical for both offerings. The closing of the International Offering and U.S. Offering are conditioned upon each other. See "Underwriting."
     Of the 3,370,000 shares of Common Stock offered, 3,250,000 shares are being sold by SCM Microsystems, Inc. (the "Company") and 120,000 shares are being sold by certain selling stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.
     Prior to this offering, there has been no public market for the Common Stock of the Company. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "SCMM" and for listing on the Neuer Markt of the Frankfurt Stock Exchange. See "Underwriting" for information relating to the determination of the initial public offering price.
                         -----------------------------

                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" BEGINNING ON PAGE 6 HEREOF.
                         -----------------------------
THIS INTERNATIONAL PROSPECTUS IS INTENDED FOR USE ONLY IN CONNECTION WITH OFFERS AND SALES OF THE COMMON STOCK OUTSIDE THE UNITED STATES AND CANADA AND IS NOT TO
 BE SENT OR GIVEN TO ANY PERSON WITHIN THE UNITED STATES OR CANADA. THE COMMON STOCK OFFERED HEREBY IS NOT BEING REGISTERED UNDER THE U.S. SECURITIES ACT OF
            1933 FOR THE PURPOSE OF SALES OUTSIDE THE UNITED STATES.

==========================================================================================================
                                                                                            Proceeds to
                                    Price to         Underwriting        Proceeds to          Selling
                                     Public          Discount (1)        Company (2)       Stockholders
----------------------------------------------------------------------------------------------------------
Per Share.....................       $13.00              $0.91             $12.09             $12.09
Total (3).....................     $43,810,000        $3,066,700         $39,292,500        $1,450,800
==========================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses, estimated at $1,170,000, payable by the Company.

(3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 505,500 additional shares of Common Stock at the Price to Public less the Underwriting Discount to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company, and Proceeds to Selling Stockholders will be $50,381,500, $3,526,705, $45,403,995, and $1,450,800, respectively. See
    "Underwriting."
                         -----------------------------
     The Common Stock is offered by the several Underwriters named herein when, as and if received and accepted by them, subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates for such shares will be made at the offices of Cowen & Company, New York, New York, on or about October 10, 1997.

COWEN INTERNATIONAL L.P.
                               HAMBRECHT & QUIST
                                                        WESTDEUTSCHE LANDESBANK
                                                              GIROZENTRALE

October 6, 1997

============================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE UNDERWRITERS OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, OF ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                         ------------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................     3
Risk Factors...............................     6
Use of Proceeds............................    16
Dividend Policy............................    16
Capitalization.............................    17
Dilution...................................    18
Selected Consolidated Financial Data.......    19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................    20
Business...................................    29
Management.................................    45
Certain Transactions.......................    52
Principal and Selling Stockholders.........    53
Description of Capital Stock...............    55
Shares Eligible for Future Sale............    57
Underwriting...............................    58
Legal Matters..............................    61
Experts....................................    61
Additional Available Information...........    61
Index to Consolidated Financial
  Statements...............................   F-1

                         ------------------------------

  UNTIL OCTOBER 31, 1997 (25 DAYS AFTER THE DATE OF THIS INTERNATIONAL PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK IN THE UNITED STATES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER THE U.S. PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER THE U.S. PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS IN THE UNITED STATES.

============================================================
============================================================

                                3,370,000 Shares

                                      LOGO

                                  Common Stock

                         ------------------------------
                                   PROSPECTUS
                         ------------------------------

                            COWEN INTERNATIONAL L.P.

                               HAMBRECHT & QUIST

                            WESTDEUTSCHE LANDESBANK
                                  GIROZENTRALE

                                October 6, 1997

============================================================